As filed with the Securities and Exchange Commission on December 29, 1997.
                    Registration No. 333-37917 and Registration No. 333-37917-01

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        PRE-EFFECTIVE AMENDMENT NO. 1 TO
                                    FORM S-2
                          REGISTRATION STATEMENT UNDER
                           THE SECURITIES ACT OF 1933


                 HIGHLANDS BANKSHARES, INC.                                             HIGHLANDS CAPITAL TRUST I
   (Exact name of registrant as specified in its charter)               (Exact name of registrant as specified in its charter)
                          Virginia                                                             Delaware
      (State or other jurisdiction of incorporation or                     (State or other jurisdiction of incorporation or
                        organization)                                                       organization)
                         54-1796693
           (I.R.S. Employer Identification Number)                             (I.R.S. Employer Identification Number)
                    340 West Main Street                                            c/o Highlands Bankshares, Inc.
                     Abingdon, VA 24210                                                  340 West Main Street
                       (540) 628-9181                                                     Abingdon, VA 24210
(Address, including zip code, and telephone number, including                                (540) 628-9181
   area code, of registrant's principal executive offices)           (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)


                                 Samuel L. Neese
                              340 West Main Street
                               Abingdon, VA 24210
                                 (540) 628-9181
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                          Copies of Communications to:
                             R. Brian Ball, Esquire
                         Wayne A. Whitham, Jr., Esquire
                      Williams, Mullen, Christian & Dobbins
                        1021 East Cary Street, 16th Floor
                            Richmond, Virginia 23219
                                 (804) 643-1991


   Approximate date of commencement of proposed sale to the public: As soon as practicable after the Registration Statement becomes effective.
   If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. |_|
   If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this form, check the following box. |X|
   If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|_________
   If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|__________
   If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. |_|


The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

================================================================================

      PRELIMINARY PROSPECTUS DATED DECEMBER 29, 1997, SUBJECT TO COMPLETION


PROSPECTUS


                            HIGHLANDS CAPITAL TRUST I

                                   $7,500,000
                         (Aggregate Liquidation Amount)

                            $    CAPITAL SECURITIES
                  (Liquidation Amount $25 per Capital Security) guaranteed to the extent set forth herein by


                           HIGHLANDS BANKSHARES, INC.


         The Capital Securities (the "Capital Securities") offered hereby represent preferred undivided beneficial interests in the assets of HIGHLANDS CAPITAL TRUST I, a statutory business trust formed under the laws of the State of Delaware (the "Trust"). HIGHLANDS BANKSHARES, INC., a Virginia corporation (the "Corporation"), will own all the common securities representing undivided beneficial interests in the assets of the Trust (the "Common Securities" and, together with the Capital Securities, the "Trust Securities").

                                                        (continued on next page)
                                 ---------------


         SEE "RISK FACTORS" BEGINNING ON PAGE 11 OF THIS PROSPECTUS FOR CERTAIN INFORMATION RELEVANT TO AN INVESTMENT IN THE CAPITAL SECURITIES.

                                 ---------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION, THE VIRGINIA STATE CORPORATION COMMISSION OR ANY STATE
   SECURITIES COMMISSION NOR HAS ANY STATE OR FEDERAL AGENCY PASSED UPON THE
       ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE
                         CONTRARY IS A CRIMINAL OFFENSE.

                                 ---------------

THE SECURITIES OFFERED HEREBY ARE NOT SAVINGS ACCOUNTS OR BANK DEPOSITS, ARE NOT
 OBLIGATIONS OF OR GUARANTEED BY ANY BANKING AFFILIATE OF HIGHLANDS BANKSHARES,
      INC., ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR
       ANY OTHER GOVERNMENT AGENCY AND INVOLVE INVESTMENT RISKS, INCLUDING
                          POSSIBLE LOSS OF PRINCIPAL.

-------------------------------- ------------------------------ ------------------------------ ---------------------------

                                       Price to Public (1)         Underwriting Discount (2)   Proceeds to Trust (3)(4)(5)
-------------------------------- ------------------------------ ------------------------------ ---------------------------
Per Capital Security                      $                              (3)                            $
-------------------------------- ------------------------------ ------------------------------ ---------------------------
Total                                     $                              (3)                            $
-------------------------------- ------------------------------ ------------------------------ ---------------------------

(1)  Plus accrued distributions, if any, from ____ __, 1998.
(2) Highlands Capital Trust I and Highlands Bankshares, Inc. have agreed to indemnify the Underwriter against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(3) In view of the fact that the proceeds of the sale of the Capital Securities will be invested in the Junior Subordinated Debt Securities as described herein, Highlands Bankshares, Inc. has agreed to pay directly to the Underwriter, as compensation (the "Underwriters' Compensation') for its arranging the investment therein of such proceeds $____ per Capital Security (or up to $__________ in the aggregate). See "Underwriting."
(4) Expenses of the offering which are payable by Highlands Bankshares, Inc. are estimated to be $________.
(5)  Assumes the sale of the entire 300,000 Capital Securities offered hereby.
                                ----------------


         The Capital Securities are offered by the Underwriter, as selling agent for the Trust, subject to prior sale, on a best efforts basis, and subject to certain other conditions, including the right to reject any order in whole or in part. This offering will close on or about _______ __, 1998. Funds received by the Underwriter will be deposited at, and held by, Wilmington Trust Company (the "Escrow Agent") in a noninterest-bearing escrow account in Wilmington, Delaware. It is expected that such funds will be released from the escrow account and delivery of the Capital Securities will be made on or about ______ _, 1998.

                                 ---------------
                            McKinnon & Company, Inc.


                  The date of this Prospectus is        , 1998
                                 ---------------

Information   contained  herein  is  subject  to  completion  or  amendment.   A
registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any state.

(cover page continued)


         The Capital Securities offered hereby represent beneficial ownership interests in Highlands Capital Trust I, a statutory business trust formed under the laws of the State of Delaware (the "Trust"). Highlands Bankshares, Inc., a Virginia corporation ("the Corporation"), will be the direct or indirect owner of all of the beneficial ownership interests represented by common securities of the Trust (the "Common Securities" and, collectively with the Capital Securities, the "Trust Securities"). Wilmington Trust Company is the Property Trustee of the Trust. The Trust exists for the exclusive purposes of issuing the Trust Securities, investing the proceeds from the sale of the Trust Securities in Junior Subordinated Debt Securities (the "Junior Subordinated Debt
Securities") to be issued by the Corporation and certain other limited activities described herein. The Junior Subordinated Debt Securities will mature on ____ __, 2028 (the "Stated Maturity"). The Capital Securities will have a preference under certain circumstances with respect to cash distributions and amounts payable on liquidation, redemption or otherwise over the Common
Securities. See "Description of Capital Securities-Subordination of Common Securities."



         Holders of the Trust Securities will be entitled to receive cumulative cash distributions, in each case arising from the payment of interest on the Junior Subordinated Debt Securities accruing from the date of original issuance and payable quarterly in arrears on the 15th day of March, June, September and December of each year, commencing March 15, 1998, at __% per annum of the Liquidation Amount of $25 per Trust Security ("Distributions"). Subject to certain exceptions, the Corporation has the right to defer payments of interest on the Junior Subordinated Debt Securities at any time or from time to time for a period not exceeding 20 consecutive quarterly periods with respect to each deferral period (each, an "Extension Period"); provided, however, that no Extension Period may extend beyond the Stated Maturity of the Junior Subordinated Debt Securities. Upon the termination of any Extension Period and the payment of all interest then accrued and unpaid (together with interest thereon accumulated at __% per annum, compounded quarterly, to the extent permitted by applicable law), the Corporation may elect to begin a new Extension Period, subject to the requirements set forth herein. If interest payments on the Junior Subordinated Debt Securities are so deferred, during any Extension Period, Distributions on the Capital Securities and on the Common Securities will also be deferred and the Corporation will not be permitted, subject to certain exceptions described herein, to declare or pay any cash distributions with respect to, or make purchases of, the Corporation's capital stock (which includes common and preferred stock) or to make any payment with respect to debt securities of the Corporation that rank pari passu in all respects with or junior to the Junior Subordinated Debt Securities. During an Extension Period, interest on the Junior Subordinated Debt Securities will continue to accrue (and the amount of Distributions to which holders of the Capital Securities are entitled will accumulate) at __% per annum, compounded quarterly, and holders of Capital Securities will be required to accrue interest income for United States Federal income tax purposes. See "Description of Junior Subordinated Debt Securities-Option to Extend Interest Payment Date" and "Certain United States Federal Income Tax Consequences-Interest Income and Original Issue Discount."


         Taken together, the Corporation's obligations under the Guarantee Agreement, the Declaration, the Junior Subordinated Debt Securities and the Indenture (each as defined herein), including the Corporation's obligation to pay the costs, expenses and liabilities of the Trust (other than the Trust's obligations to holders of the Trust Securities under such Trust Securities), provide, in the aggregate, a full irrevocable and unconditional guarantee, as described herein, of all of the payments of Distributions and other amounts due on the Capital Securities. See "Relationship Among the Capital Securities, the Junior Subordinated Debt Securities and the Guarantee-Full and Unconditional Guarantee." The Corporation has agreed to guarantee the payment of Distributions and payments on liquidation or redemption of the Trust Securities, but only in each case to the extent of funds held by the Trust, as described herein (the "Guarantee"). See "Description of Guarantee." If the Corporation does not make interest payments on the Junior Subordinated Debt Securities held by the Trust, the Trust will have insufficient funds to pay Distributions on the Capital Securities. The Guarantee does not cover the payment of Distributions when the Trust does not have sufficient funds to pay such Distributions. In event of a Debenture Event of Default (as hereafter defined), a holder of Capital Securities may institute a legal proceeding directly against the Corporation for enforcement of payment to such holder of the principal of or interest on Junior Subordinated Debt Securities having a principal amount equal to the aggregate Liquidation Amount of the Capital Securities held by such holder (a "Direct Action"). See "Description of Junior Subordinated Debt Securities-Enforcement of Certain Rights by Holders of Capital Securities." The obligations of the Corporation under the Guarantee and the Junior Subordinated Debt Securities are subordinate and junior in right of payment to all Senior Debt (as defined in "Description of Junior Subordinated Debt Securities-Subordination") of the Corporation. In addition, because the Corporation is a holding company, the Junior Subordinated Debt Securities and the Guarantee are effectively subordinated to all existing and future liabilities of the Corporation's subsidiaries, including deposits. See "Risk Factors-Ranking of Obligations Under the Guarantee and the Junior Subordinated Debt Securities" and "Status of the Corporation as a Bank Holding Company."

         The Capital Securities are subject to mandatory redemption (i) in whole, but not in part, upon repayment of the Junior Subordinated Debt Securities at the Stated Maturity or their earlier redemption in whole upon the occurrence of a Tax Event, an Investment Company Event or a Capital Treatment Event (each as defined herein) and (ii) in whole or in part at any time on or after ____ __, 2008 contemporaneously with the optional redemption by the Corporation of the Junior Subordinated Debt Securities in whole or in part. The Junior Subordinated Debt Securities are redeemable prior to maturity at the option of the Corporation (i) on or after ____ __, 2008, in whole at any time or in part from time to time, or (ii) in whole, but not in part, at any time within 90 days following the occurrence and continuation of a Tax Event, Investment Company Event or Capital Treatment Event (each as defined herein), in each case at a redemption price set forth herein, which includes the accrued and unpaid interest on the Junior Subordinated Debt Securities so redeemed to the date fixed for redemption. The ability of the Corporation to exercise its rights to redeem the Junior Subordinated Debt Securities or to cause the redemption of the Capital Securities prior to the Stated Maturity may be subject to prior regulatory approval by the Board of Governors of the Federal Reserve System (the "Federal Reserve"), if then required under applicable Federal Reserve capital guidelines or policies.


         The Corporation, as the holder of the outstanding Common Securities, has the right at any time (including, without limitation, upon the occurrence of a Tax Event, an Investment Company Event or a Capital Treatment Event (as defined herein)) to terminate the Trust and cause a Like Amount (as defined herein) of the Junior Subordinated Debt Securities to be distributed to the holders of the Trust Securities upon liquidation of the Trust, subject to prior approval of the Federal Reserve to do so if then required under applicable capital guidelines or policies of the Federal Reserve. In the event of such termination of the Trust, after satisfaction of liabilities to creditors of the Trust as required by applicable law, the holders of the Capital Securities generally will be entitled to receive a Liquidation Amount of $25 per Capital Security plus accumulated and unpaid Distributions thereon to the date of payment, which may be in the form of a distribution of a Like Amount of Junior Subordinated Debt Securities in certain circumstances. See "Description of Capital Securities-Liquidation of the Trust and Distribution of Junior Subordinated Debt Securities."



         As used herein, (i) the "Indenture" means the Junior Subordinated Indenture, as amended and supplemented from time to time, between the Corporation and Wilmington Trust Company, as trustee (the "Debenture Trustee"), and (ii) the "Declaration means the Amended and Restated Declaration of Trust relating to the Trust among the Corporation, as Depositor (the "Depositor"), Wilmington Trust Company, as Property Trustee (the "Property Trustee"), Wilmington Trust Company, as Delaware Trustee (the "Delaware Trustee"), and the individuals named as Administrative Trustees therein (the "Administrative Trustees") (collectively with the Property Trustee and the Delaware Trustee, the "Trustees").

         NO EMPLOYEE BENEFIT OR OTHER PLAN SUBJECT TO TITLE I OF THE EMPLOYEE RETIREMENT INCOME SECURITY ACT OF 1974, AS AMENDED ("ERISA"), OR SECTION 4975 OF THE INTERNAL REVENUE CODE OF 1986, AS AMENDED (EACH, A "PLAN"), NO ENTITY WHOSE UNDERLYING ASSETS INCLUDE "PLAN ASSETS" BY REASON OF ANY PLAN'S INVESTMENT IN THE ENTITY (A "PLAN ASSET ENTITY"), AND NO PERSON INVESTING "PLAN ASSETS" OF ANY PLAN, MAY ACQUIRE OR HOLD THE CAPITAL SECURITIES OR ANY INTEREST THEREIN, UNLESS SUCH PURCHASER OR HOLDER IS ELIGIBLE FOR THE EXEMPTIVE RELIEF AVAILABLE UNDER U.S. DEPARTMENT OF LABOR PROHIBITED TRANSACTION CLASS EXEMPTION ("PTCE") 96-23, 95-60, 91-38, 90-1 OR 84-14 WITH RESPECT TO SUCH PURCHASE OR HOLDING. ANY PURCHASER OR HOLDER OF THE CAPITAL SECURITIES OR ANY INTEREST THEREIN WILL BE DEEMED TO HAVE REPRESENTED BY ITS PURCHASE AND HOLDING THEREOF THAT IT EITHER
(A) IS NOT A PLAN OR A PLAN ASSET ENTITY AND IS NOT PURCHASING SUCH SECURITIES ON BEHALF OF OR WITH "PLAN ASSETS" OF ANY PLAN OR (B) IS ELIGIBLE FOR THE EXEMPTIVE RELIEF AVAILABLE UNDER PTCE 96-23, 95-60, 91-38, 90-1 OR 84-14 WITH RESPECT TO SUCH PURCHASE OR HOLDING.

                               NOTICE TO INVESTORS

         Because of the following restrictions, purchasers of the Capital Securities are advised to consult legal counsel prior to making any reoffer, resale, pledge or other transfer of the Capital Securities.

         Each purchaser of Capital Securities, by its acceptance thereof, will be deemed to have acknowledged, represented to and agreed with the Corporation and the Trust as follows:

                  (1)     It acknowledges that it (a) is not itself,  and is not
         acquiring Capital Securities with "plan assets" of an employee benefit or other plan subject to Title I of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), or Section 4975 of the Internal Revenue Code of 1986, as amended (the "Code") (each, a "Plan"), or an entity whose underlying assets include "plan assets" by reason of any Plan's investment in the entity (a "Plan Asset Entity") or (b) (1) is itself, or is acquiring Capital Securities with the assets of an "investment fund" (within the meaning of Part V(b) of PTCE 84-14) managed by a "qualified professional asset manager" (within the meaning of Part V(a) of PTCE 84-14) which has made or properly authorized the decision for such fund to purchase Capital Securities under circumstances such that PTCE 84-14 is applicable to the purchase and holding of such Capital Securities, (2) is itself, or is acquiring Capital Securities with the assets of, a Plan managed by an "in-house asset manager" (within the meaning of Part IV(a) of PTCE 96-23) which has made or properly authorized the decision for such Plan to purchase Capital Securities under circumstances such that PTCE 96-23 is applicable to the purchase and holding of such Capital Securities, (3) is an insurance company pooled separate account purchasing Capital Securities pursuant to Part I of PTCE 90-1 or a bank collective investment fund purchasing Capital Securities pursuant to Part I of PTCE 91-38, and in either case, no Plan owns more than 10% of the assets of such account or collective fund (when aggregated with other Plans of the same employer (or its affiliates) or employee organization) or (4) is an insurance company using the assets of its general account to purchase the Capital Securities pursuant to Part I of PTCE 95-60, in which case the reserves and liabilities for the general account contracts held by or on behalf of any Plan, together with any other Plans maintained by the same employer (or its affiliates) or employee organization, do not exceed 10% of the total reserves and liabilities of the insurance company general account (exclusive of separate account liabilities), plus surplus as set forth in the National Association of Insurance Commissioners Annual Statement filed with the state of domicile of the insurer. The Capital Securities will bear legends reflecting the restrictions described above.

                  (2) It acknowledges that the Trust, the Corporation and others will rely upon the truth and accuracy of the foregoing acknowledgments, representations, warranties and agreements and agrees that if any of the acknowledgments, representations, warranties and agreements deemed to have been made with respect to its purchase of the Capital Securities are no longer accurate, it shall promptly notify the Corporation. If it is acquiring any Capital Securities as a fiduciary or agent for one or more investor accounts, it represents that it has full power to make the foregoing acknowledgments, representations, warranties and agreements on behalf of each such investor account.


                          CERTAIN ERISA CONSIDERATIONS

         Each fiduciary of a pension, profit-sharing or other employee benefit plan (a "Plan") subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), should consider the fiduciary standards of ERISA in the context of the Plan's particular circumstances before authorizing an investment in the Capital Securities. Accordingly, among other factors, the fiduciary
should  consider   whether  the  investment
would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the Plan.

         Section 406 of ERISA and Section 4975 of the Internal Revenue Code of 1986, as amended (the "Code") prohibit Plans, as well as individual retirement accounts and Keogh plans subject to Section 4975 of the Code (also "Plans"), from engaging in certain transactions involving "plan assets" with persons who are "parties in interest" under ERISA or "disqualified persons" under the Code ("Parties in Interest") with respect to such Plan. A violation of these "prohibited transaction" rules may result in an excise tax or other liabilities under ERISA and/or Section 4975 of the Code for such persons, unless exemptive relief is available under an applicable statutory or administrative exemption. Employee benefit plans that are governmental plans (as defined in Section 3(32) of ERISA), certain church plans (as defined in Section 3(33) of ERISA) and foreign plans (as described in Section 4(b)(5) of ERISA) are not subject to the requirements of ERISA or Section 4975 of the Code.

         Under a regulation (the "Plan Assets Regulation") issued by the U.S. Department of Labor (the "DOL"), the assets of the Trust would be deemed to be "plan assets" of a Plan for purposes of ERISA and Section 4975 of the Code if "plan assets" of the Plan were used to acquire an equity interest in the Trust and no exception were applicable under the Plan Assets Regulation. An "equity interest" is defined under the Plan Assets Regulation as any interest in an entity other than an instrument which is treated as indebtedness under applicable local law and which has no substantial equity features and specifically includes a beneficial interest in a trust.

         Pursuant to an exception contained in the Plan Assets Regulation, the assets of the Trust would not be deemed to be "plan assets" of investing Plans if, immediately after the most recent acquisition of any equity interest in the Trust, less than 25% of the value of each class of equity interest in the Trust were held by Plans, other employee benefit plans not subject to ERISA or Section 4975 of the Code (such as governmental, church and foreign plans) and entities holding assets deemed to be "plan assets" of any Plan (collectively, "Benefit Plan Investors"). No assurance can be given that the value of the Capital Securities held by Benefit Plan Investors will be less than 25% of the total value of such Capital Securities at the completion of this offering or thereafter, and no monitoring or other measures will be taken with respect to the satisfaction of the conditions to this exception. All of the Common Securities will be purchased and held directly or indirectly by the Corporation.

         Certain transactions involving the Trust could be deemed to constitute direct or indirect prohibited transactions under ERISA and Section 4975 of the Code with respect to a Plan if the Capital Securities were acquired with "plan assets" of such Plan and assets of the Trust were deemed to be "plan assets" of Plans investing in the Trust. For example, if the Corporation is a Party in Interest with respect to an investing Plan (either directly or by reason of its ownership of the Trust or of any of the Corporation's other subsidiaries), extensions of credit between the Corporation and the Trust (as represented by the Junior Subordinated Debt Securities and the Guarantee) would likely be prohibited by Section 406(a)(1)(B) of ERISA and Section 4975(c)(1)(B) of the Code, unless exemptive relief were available under an applicable administrative exemption (see below).

         The DOL has issued five prohibited transaction class exemptions ("PTCEs") that may provide exemptive relief for direct or indirect prohibited transactions resulting from the purchase or holding of the Capital Securities, assuming that assets of the Trust were deemed to be "plan assets" of Plans investing in the Trust (see above). Those class exemptions are PTCE 96-23 (for certain transactions determined by in-house asset managers), PTCE 95-60 (for certain transactions involving insurance company general accounts), PTCE 91-38 (for certain transactions involving bank collective investment funds), PTCE 90-1 (for certain transactions involving insurance company pooled separate accounts) and PTCE 84-14 (for certain transactions determined by independent qualified professional asset managers).

         Because the Capital Securities may be deemed to be equity interests in the Trust for purposes of applying ERISA and Section 4975 of the Code, the Capital Securities may not be purchased or held by any Plan, any entity whose underlying assets include "plan assets" by reason of any Plan's investment in the entity (a "Plan Asset Entity") or any person investing "plan assets" of any Plan, unless such purchaser or holder is eligible for the exemptive relief available under PTCE 96-23, 95-60, 91-38, 90-1 or 84-14. Any purchaser or holder of the Capital Securities or any interest therein will be deemed to have represented by its purchase and holding thereof that it either (a) is not a Plan or a Plan Asset Entity and is not purchasing such securities on behalf of or with "plan assets" of any Plan or (b) is eligible for the exemptive relief available under PTCE 96-23, 95-60, 91-38, 90-1 or 84-14 with respect to such purchase or holding. See "Notice to Investors." Furthermore, to avoid certain prohibited transactions under ERISA and the Code that could result under certain circumstances if the Capital Securities are deemed to be such equity interests, each investing Plan, by purchasing the Capital Securities, will be deemed to have directed the Trust to invest in the Junior Subordinated Debentures and to have appointed the Property Trustee.

         Due to the complexity of these rules and the penalties that may be imposed upon persons involved in nonexempt prohibited transactions, it is particularly important that fiduciaries or other persons considering purchasing the Capital Securities on behalf of or with "plan assets" of any Plan consult with their counsel regarding the potential consequences if the assets of the Trust were deemed to be "plan assets" and the availability of exemptive relief under PITCE 96-23, 95-60, 91-38, 90-1 or 84-14.


                              AVAILABLE INFORMATION

         The Corporation is subject to the informational requirements of the Securities Exchange Act of 1934 (the "Exchange Act"), and in accordance therewith, files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information can be inspected and copied at the public reference facilities of the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the Commission located at 7 World Trade Center, 13th Floor, Suite 1300, New York, New York 10048 and Suite 1400, Citicorp Center, 14th Floor, 500 West Madison Street, Chicago, Illinois 60661. Copies of such material can also be obtained at prescribed rates by writing to the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. Such information may also be accessed electronically by means of the Commission's home page on the Internet (http://www.sec.gov.).

         No separate financial statements of the Trust have been included herein. The Corporation and the Trust do not consider that such financial statements would be material to holders of the Capital Securities because the Trust is a newly formed special purpose entity, has no operating history or independent operations and is not engaged in and does not propose to engage in any activity other than holding as trust assets the Junior Subordinated Debt Securities and issuing the Trust Securities. See "Highlands Capital Trust I," "Description of Capital Securities," "Description of Junior Subordinated Debt Securities" and "Description of Guarantee." In addition, the Corporation does not expect that the Trust will file reports under the Exchange Act with the Commission.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The following documents filed by the Corporation with the Commission are incorporated into this Prospectus by reference:

         1996 Annual Report to Shareholders.

         The Corporation's Annual Report on Form 10-K for the year ended December 31, 1996.


         The Corporation's Quarterly Report on Form 10-Q for the three months ended September 30, 1997.


         Copies of these reports are being delivered with this Prospectus.

         As used herein, the terms "Prospectus" and "herein" mean this Prospectus, including the documents incorporated or deemed to be incorporated herein by reference, as the same may be amended, supplemented or otherwise modified from time to time. Statements contained in this Prospectus as to the contents of any contract or other document referred to herein do not purport to be complete, and where reference is made to the particular provisions of such contract or other document, such provisions are qualified in all respects by reference to all of the provisions of such contract or other document. The Corporation will provide without charge to any person to whom this Prospectus is delivered, on the written or oral request of such person, a copy of any or all of the foregoing documents incorporated by reference herein (other than exhibits not specifically incorporated by reference into the texts of such documents). Requests for such documents should be directed to:

                           Highlands Bankshares, Inc.
                               340 West Main St.,
                               Abingdon, VA 24210
                           Attention: Samuel L. Neese
                                 (540) 628-9181

                               PROSPECTUS SUMMARY


         The following summary is qualified in its entirety by the more detailed information appearing elsewhere in this Prospectus and in the documents incorporated by reference. See "Incorporation of Certain Documents by Reference."



                           HIGHLANDS BANKSHARES, INC.

         Highlands Bankshares, Inc., a Virginia corporation (the "Corporation"), is a bank holding company that was formed in 1995 and is headquartered in Abingdon, Virginia. The Corporation's only subsidiary is Highlands Union Bank (the "Bank"), which opened for business in 1985. Currently the Bank operates six offices in southwestern Virginia (three in Abingdon, two in Bristol and one in Marion in Smyth County). In addition, the Bank recently purchased an operations center in Abingdon. All of the Bank offices are owned, with no liens, are free standing brick structures and have ATMs. The new operations center, approximately half of which is currently leased to third parties, has 18,000 square feet and is a steel reinforced concrete building.


         From December 31, 1991 through December 31, 1996 the Corporation's assets, loans, deposits and net income increased at compound annual growth rates of: 28.9%; 33.1%; 29.4% and 29.9%, respectively. In the prior five year period, 1986 through 1991, the Corporation's assets, loans, deposits and net income increased at compound annual growth rates of: 29.9%; 39.8%; 31.3% and 32.7% respectively. At September 30, 1997 total assets of the Corporation were $241.4 million, total deposits $215.6 million, and stockholders' equity $16.3 million. Net income for the nine months ended September 30, 1997 increased 16.9% to $1,442,000, up from $1,234,000 in the first nine months of 1996, while earnings per share increased 15.8% from the comparable fiscal of 1996 to $1.17.


         Washington County, including the City of Abingdon, had a population of approximately 45,000 in 1990 and 1980, while Bristol, Virginia and Bristol, Tennessee, with a common border, had populations of approximately 20,000 each in 1990 and 1980. The Corporation's growth has been accomplished by hiring experienced bank officers, particularly loan and credit officers, from large state-wide banks and achieving significant gains in market share of deposits and loans. Over the last five years the Corporation's market share in Washington County, as measured by deposits, steadily increased to approximately 21% at September 30, 1996, which was the second highest of nine commercial banks operating in Washington County. Management believes it will be the largest commercial bank, as measured by deposits, as of September 30, 1997, in Washington County. Similarly, in Bristol, Virginia the Corporation has achieved approximately a 19% market share, as measured by deposits, which is third in size among seven commercial banks operating there. Total deposits of the Corporation in Bristol, Virginia were approximately $68.0 million at September 30, 1997. The Corporation's second Bristol office, which opened in 1995, reached $36.3 million in deposits and approximately $44.6 million in loans within the first twenty-one months of opening, due primarily to hiring experienced, local loan officers from larger regional banks.

         The Corporation is a legal entity separate and distinct from the Bank and its nonbanking subsidiaries. Accordingly, the right of the Corporation, and thus the right of the Corporation's creditors, to participate in any distribution of the assets or earnings of the Bank or any other subsidiary is necessarily subject to the prior claims of creditors of the Bank or such subsidiary, except to the extent that claims of the Corporation in its capacity as a creditor may be recognized.
The principal sources of the Corporation's revenues are dividends from the Bank.

         The Corporation is a bank holding company registered with the Board of Governors of the Federal Reserve under the Bank Holding Company Act of 1956, as amended (the "BHCA"). The Corporation's executive offices are located at 340 West Main Street, Abingdon, Virginia 24210. Its mailing address is P. O. Box 1128, Abingdon, Virginia 24210-1128, and its telephone number is (540) 628-9181.


                            HIGHLANDS CAPITAL TRUST I

         The Trust is a statutory business trust formed under Delaware law pursuant to (i) the Declaration and (ii) the filing of a certificate of trust with the Delaware Secretary of State on October 3, 1997. The Trust's business and affairs are conducted by the Trustees: Wilmington Trust Company, as Property Trustee, Wilmington Trust Company, as Delaware Trustee, and individual Administrative Trustees who are employees or officers of or affiliated with the Corporation. The Trust exists for the exclusive purposes of (i) issuing and selling the Trust Securities, (ii) using the proceeds from the sale of the Trust Securities to acquire the Junior Subordinated Debt Securities issued by the Corporation and (iii) engaging in only those other activities necessary, advisable or incidental thereto. The Junior Subordinated Debt Securities will be the sole assets of the Trust, and payments under the Junior Subordinated Debt Securities will be the sole revenues of the Trust. All of the Common Securities will be owned directly or indirectly by the Corporation.

                                  THE OFFERING


Securities Offered..............    $7.5 million aggregate Liquidation Amount of
                                    Capital Securities (Liquidation Amount $25 per Capital Security).


Offering Price..................    $_______ per Capital  Security  (Liquidation
                                    Amount $25), plus accrued Distributions, if any.


Distributions...................    Holders of the  Capital  Securities  will be
                                    entitled   to   receive    cumulative   cash
                                    distributions at __% per annum on the stated
                                    liquidation   amount  of  $25  per   Capital
                                    Security, accruing from the original date of issuance of the Capital Securities, and (subject to the extension of distribution payment periods described below) will be payable quarterly, in arrears, on the 15th day of March, June, September and December of each year, commencing March 15, 1998. See
                                    "Description of Capital Securities-
                                    Distributions."

Extension Periods...............    Distributions on Capital  Securities will be
                                    deferred for the  duration of any  Extension
                                    Period  elected  by  the  Corporation   with
                                    respect to the  payment of  interest  on the
                                    Junior  Subordinated  Debt  Securities.   No
                                    Extension  Period will exceed 20 consecutive
                                    quarterly   periods  or  extend  beyond  the
                                    Stated  Maturity of the Junior  Subordinated
                                    Debt Securities.  See "Description of Junior
                                    Subordinated   Debt   Securities-Option   to
                                    Extend  Interest  Payment Date" and "Certain
                                    United    States    Federal    Income    Tax
                                    Consequences--Interest  Income and  Original
                                    Issue Discount."

Ranking.........................    The Capital Securities will rank pari passu.
                                    and payments  thereon will be made pro rata,
                                    with  the   Common   Securities   except  as
                                    described  under   "Description  of  Capital
                                    Securities--Subordination      of     Common
                                    Securities."  The Junior  Subordinated  Debt
                                    Securities  will  rank pari  passu  with all
                                    other junior subordinated debt securities to
                                    be issued by the Corporation pursuant to the
                                    Indenture   with    substantially    similar
                                    subordination  terms  ("Other  Debentures"),
                                    and which may be issued and sold (if at all)
                                    to other  trusts  to be  established  by the
                                    Corporation  (if any),  in each case similar
                                    to the Trust ("Other  Trusts"),  and will be
                                    unsecured  and  subordinate  and  junior  in
                                    right of  payment  to the  extent and in the
                                    manner  set  forth in the  Indenture  to all
                                    Senior   Debt   of  the   Corporation.   See
                                    "Description  of  Junior  Subordinated  Debt
                                    Securities."  The  Guarantee  will rank pari
                                    passu  with all  other  guarantees  (if any)
                                    which may be issued by the Corporation  with
                                    respect to capital securities (if any) which
                                    may  be  issued  by  Other  Trusts   ("Other
                                    Guarantees")    and   will   constitute   an
                                    unsecured  obligation of the Corporation and
                                    will rank subordinate and junior in right of
                                    payment  to the extent and in the manner set
                                    forth in the Guarantee to all Senior Debt of
                                    the   Corporation.   See   "Description   of
                                    Guarantee."   In   addition,   because   the
                                    Corporation is a holding company, the Junior
                                    Subordinated   Debt   Securities   and   the
                                    Guarantee are  effectively  subordinated  to
                                    all existing and future  liabilities  of the
                                    Corporation's    subsidiaries,     including
                                    deposits. See "Risk Factors-Status of the Corporation as a Bank Holding Company."

Redemption......................    The  Trust   Securities   are   subject   to
                                    mandatory  redemption (i) in whole,  but not
                                    in  part,   at  the  Stated   Maturity  upon
                                    repayment  of the Junior  Subordinated  Debt
                                    Securities,  (ii) in whole, but not in part,
                                    contemporaneously    with    the    optional
                                    redemption at any time by the Corporation of
                                    the Junior  Subordinated  Debt Securities at
                                    any  time  within  90  days   following  the
                                    occurrence and during the  continuation of a
                                    Tax  Event,   Investment  Company  Event  or
                                    Capital   Treatment   Event  in  each  case,
                                    subject to possible  regulatory approval and
                                    (iii) in whole or in part, at any time on or
                                    after ____ __, 2008,  contemporaneously with
                                    the optional  redemption by the  Corporation
                                    of the Junior  Subordinated  Debt Securities
                                    in  whole or in  part,  in each  case at the
                                    applicable   Redemption  Price  (as  defined
                                    herein).   See   "Description   of   Capital
                                    Securities -- Mandatory Redemption."

No Rating.......................    The Capital  Securities  are not expected to
                                    be rated by any rating service, nor is any other security issued by the Corporation so rated.

ERISA Considerations............    Prospective    purchasers   must   carefully
                                    consider  the  restrictions  on purchase set
                                    forth.   under  "Notice  to  Investors"  and
                                    "Certain -ERISA Considerations."


Use of Proceeds.................    All of the  proceeds  from  the  sale of the
                                    Trust  Securities  will be  invested  by the
                                    Trust  in  the  Junior   Subordinated   Debt
                                    Securities. The Corporation intends to apply
                                    the net proceeds from the sale of the Junior
                                    Subordinated  Debt Securities to its general
                                    funds and for  general  corporate  purposes,
                                    including,  from time to time, the making of
                                    advances   to  the  Bank  to   support   its
                                    continued  growth.  A  portion  of such  net
                                    proceeds  could be used in  connection  with
                                    one or more future  acquisitions.  From time
                                    to time, the  Corporation  investigates  and
                                    holds   discussions   and   negotiations  in
                                    connection with possible  transactions  with
                                    other   banks.   As  of  the  date  of  this
                                    Prospectus,  the Corporation has not entered
                                    into any agreements or  understandings  with
                                    respect to any potential acquisitions or any
                                    other  material  transactions  of  the  type
                                    referred  to above,  and no  discussions  or
                                    negotiations are taking,  place with respect
                                    thereto. Pending any such application by the
                                    Corporation,   the  net   proceeds   may  be
                                    invested in interest-bearing securities.

Proposed Nasdaq OTC
Bulletin Board Symbol...........    Application   has  been  made  to  have  the
                                    Capital Securities approved for quotation on the Nasdaq OTC Bulletin Board under the symbol "HGUBP".

         For  additional  information  regarding  the  Capital  Securities,  see
"Notice to Investors," "Description of Capital Securities," "Description of Junior Subordinated Debt Securities," "Description of Guarantee" and "Certain United States Federal Income Tax Consequences."

                                  Risk Factors

         Prospective investors should carefully consider the matters set forth under "Risk Factors".

                       RATIO OF EARNINGS TO FIXED CHARGES

         The following table sets forth the consolidated ratios of earnings to fixed charges for the Corporation for each of the year in the five-year period ended December 31, 1996 and for the nine months ended September 30, 1997. For purposes of computing these ratios, earnings represent net income, plus total taxes based on income, plus fixed charges. Fixed charges include interest expense (ratios are presented both excluding and including interest on deposits), the estimated interest component of net rental expense and amortization of debt expense.



                                              Nine
                                             Months
                                             Ended
                                            Sept. 30                         Years Ended December 31
                                          -----------   ---------------------------------------------------------------

                                              1997        1996          1995          1994          1993           1992
                                              ----        ----          ----          ----          ----           ----
Ratio of Earnings to Fixed Charges
    Excluding interest on deposits (1)      60.79x      97.60x       111.85x       318.11x           --             --
    Including interest on deposits           1.29x       1.34x         1.36x         1.44x         1.44x         1.40x
-------------------

(1) The Corporation had no fixed charges other than interest on deposits in 1992 and 1993.

                          SUMMARY FINANCIAL INFORMATION

         The following unaudited consolidated summary sets forth selected financial data for the Corporation and its subsidiaries for the periods and at the dates indicated. The following summary is qualified in its entirety by the detailed information and the financial statements included in the documents incorporated herein by reference. See "Incorporation of Certain Documents by Reference."



                                               Nine Months Ended Sept. 30                     Years Ended December 31
                                               --------------------------   --------------------------------------------------------
                                                    1997        1996        1996         1995         1994        1993        1992
                                                    ----        ----        ----         ----         ----        ----        ----
                                                                                (Dollars in thousands, except per share data)
Income Statement data:
  Gross interest income ......................   $ 13,657    $ 10,551    $ 14,596     $ 11,585    $  8,425    $   6,433    $  5,581
  Gross interest expense .....................      7,474       5,672       7,822        6,161       3,985        3,064       2,718
  Net interest income ........................      6,183       4,879       6,774        5,424       4,440        3,369       2,863
  Provision for possible loan losses..........        703         190         374          143         120          150         304
  Net interest income after provision for
    loan losses ..............................      5,480       4,689       6,400        5,281       4,320        3,219       2,559
  Non-interest income ........................        618         503         660          488         425          395         402
  Non-interest expense .......................      3,908       3,343       4,439        3,541       3,004        2,264       1,873
  Income before income taxes .................      2,190       1,849       2,621        2,228       1,741        1,350       1,088
  Income taxes ...............................        748         615         857          779         581          442         382
  Net income .................................      1,442       1,234       1,764        1,449       1,160          908         706

Per Share Data (1):
  Net income (2) .............................   $   1.17    $   1.01    $   1.45     $   1.19    $   0.96    $    0.98 $      0.78
  Cash dividends .............................       0.00        0.00        0.00         0.00        0.00         0.00        0.00
  Book value at period end ...................      13.27       11.39       11.97        10.52        8.43         8.33        6.16
  Tangible book value at period end ..........      13.27       11.39       11.97        10.52        8.43         8.33        6.16

Period-End Balance Sheet Data:
  Total assets ...............................   $241,921    $190,122    $207,739     $162,543    $128,749    $ 105,520    $ 78,024
  Total loans (net of unearned income) .......    183,921     142,339     154,951      113,743      93,738       67,212      50,485
  Total deposits .............................    215,643     170,687     189,471      147,327     117,314       94,853      71,697
  Long-term debt .............................      1,715       1,858       1,858          -0-         -0-          -0-         -0-
  Shareholders' equity .......................     16,293      13,910      14,617       12,812      10,243       10,042       5,610

Performance Ratios
  Return on average assets ...................       0.86%       0.93%       0.97%        1.00%       1.00%        1.02%       1.06%
  Return on average shareholders' equity .....      12.35%      12.34%      13.01%       12.45%      11.38%       14.77%      13.52%
  Average shareholders' equity to average
    total assets .............................       6.94%       7.58%       7.46%        8.05%       8.73%        7.64%       8.58%
  Net interest margin (3) ....................       3.91%       3.97%       3.97%        3.96%       3.99%        4.00%       4.54%

Asset Quality Ratios
  Net charge-offs to average loans ...........       0.17%       0.12%       0.16%        0.07%       0.08%        0.01%       0.10%
  Allowance to period-end loans ..............       0.80%       0.66%       0.69%        0.80%       0.89%        1.16%       1.26%
  Allowance to nonperforming loans ...........     156.90%     151.12%     161.93%      135.72%     394.33%    1,015.58%     477.89%
  Nonaccrual loans to loans ..................       0.18%       0.11%       0.06%        0.21%         -0-        0.11%       0.15%
  Nonperforming assets to loans and
    foreclosed properties ....................       0.51%       0.44%       0.43%        0.59%       0.23%        0.11%       0.28%
  Risk-based capital ratios
    Tier 1 capital ...........................       9.18%      10.61%       9.41%       11.11%      12.10%       16.16%      12.67%
    Total capital ............................      10.02%      11.32%      10.12%       11.90%      13.00%       17.41%      13.92%
  Leverage capital ratio .....................       6.80%       7.63%       6.82%        7.48%       8.32%       10.10%       7.68%
  Total equity to total assets ...............       6.74%       7.32%       7.04%        7.88%       7.96%        9.52%       7.19%
        _______________________


       (1) All per share figures have been adjusted to reflect a two-for-one stock split on April 13, 1995.
       (2) Net income per share is computed using the weighted average outstanding shares.
       (3) Net interest margin is calculated as tax-equivalent net interest income divided by average earning assets and represents the Corporation's net yield on its earning assets.

                                  RISK FACTORS

         Prospective purchasers of the Capital Securities should carefully review the information contained elsewhere in this Prospectus and should particularly consider the following matters.

Ranking of Obligations Under the Guarantee and the Junior Subordinated Debt Securities


         The obligations of the Corporation under the Guarantee issued by the Corporation for the benefit of the holders of Capital Securities and under the Junior Subordinated Debt Securities are unsecured and rank subordinate and junior in right of payment to all Senior Debt (which, as defined, includes all outstanding subordinated debt of the Corporation). At September 30, 1997, the aggregate outstanding Senior Debt of the Corporation was approximately $900,000. The obligations of the Corporation under the Guarantee also rank subordinate and junior in right of payment to creditors of the Bank and the Corporation's other subsidiaries. See "Status of the Corporation as a Bank Holding Company." Upon the issuance of the Junior Subordinated Debt Securities, the Corporation will not have any indebtedness that ranks pari passu with or junior to its obligations under the Guarantee and the Junior Subordinated Debt Securities. None of the Indenture, the Guarantee or the Declaration places any limitation on the amount of secured or unsecured debt, including Senior Debt, that may be incurred by the Corporation or any subsidiary. See "Description of Junior Subordinated Debt Securities--Subordination" and "Description of Guarantee-Status of the Guarantee."


         The ability of the Trust to pay amounts due on the Capital Securities is solely dependent upon the Corporation making payments on the Junior Subordinated Debt Securities as and when required.

Status of the Corporation as a Bank Holding Company

         The Corporation is a legal entity separate and distinct from the Bank, although the principal source of the Corporation's cash revenues is dividends from the Bank. The right of the Corporation to participate in the distribution of assets of any subsidiary, including the Bank, upon the latter's liquidation, reorganization or otherwise (and thus the ability of the holders of Capital Securities to benefit indirectly from any such distribution) will be subject to the prior claims of such subsidiary's creditors, which will take priority except to the extent that the Corporation may itself be a creditor of such subsidiary with a recognized claim. Accordingly, the Junior Subordinated Debt Securities will be effectively subordinated to all existing and future liabilities of the Corporation's subsidiaries, and holders of Junior Subordinated Debt Securities should look only to the assets of the Corporation for payments on the Junior Subordinated Debt Securities. Because the Corporation is a holding company with limited assets and liabilities, a substantial portion of the consolidated liabilities of the Corporation are liabilities of its subsidiaries. The Guarantee will constitute an unsecured obligation of the Corporation and will rank subordinate and junior in right of payment to all Senior Debt in the same manner as the Junior Subordinated Debt Securities.

         As a holding company, the Corporation conducts its operations principally through its subsidiaries and, therefore, its principal source of cash is receipt of dividends from the Bank. However, there are legal limitations on the source and amount of dividends that a Virginia-chartered, Federal Reserve member bank such as the Bank is permitted to pay. A Virginia-chartered bank may pay dividends only from net undivided profits. Additionally, a dividend may not be paid if it would impair the paid-in capital of the bank. In addition, prior approval of the Federal Reserve is required if the total of all dividends declared by a member bank in any calendar year will exceed the sum of that bank's net profits for that year and its retained net profits for the preceding two calendar years, less any required transfers to either surplus or any fund for retirement of any preferred stock. At September 30, 1997, the Bank could have paid approximately $4.2 million in dividends to the Corporation without prior Federal Reserve approval. The payment of dividends by the Bank may also be affected by other factors, such as requirements for the maintenance of adequate capital. In addition, the Federal Reserve is authorized to determine, under certain circumstances relating to the financial condition of a member bank, whether the payment of dividends would be an unsafe or unsound banking practice and to prohibit payment thereof.

Option  to  Extend  Interest  Payment  Date;  Tax  Consequences;   Market  Price
Consequences

         So long as no Debenture Event of Default (as defined herein) has occurred and is continuing, the Corporation has the right under the Indenture to defer the payment of interest on the Junior Subordinated Debt Securities at any time or from time to time for a period not exceeding 20 consecutive quarterly periods with respect to each Extension Period, provided, however, that no Extension Period may extend beyond the Stated Maturity of the Junior Subordinated Debt Securities. As a consequence of any such deferral, quarterly Distributions on the Capital Securities by the Trust will also be deferred (and the amount of Distributions to which holders of the Capital Securities are entitled will accumulate additional Distributions thereon at __% per annum thereof, compounded quarterly from the relevant payment date for such Distributions during any such Extension Period). During any Extension Period, the Corporation may not (i) declare or pay any dividends or distributions on, or redeem, purchase, acquire or make a liquidation payment with respect to, any of the Corporation's capital stock (which includes common and preferred stock),
(ii) make any payment of principal, interest or premium, if any, on, or repay, repurchase or redeem any debt securities of the Corporation (including Other Debentures) that rank pari passu with or junior in interest to, the Junior Subordinated Debt Securities or (iii) make any guarantee payments with respect to any guarantee by the Corporation of the debt securities of any subsidiary of the Corporation (including Other Guarantees) if such guarantee ranks pari passu with or junior in interest to the Junior Subordinated Debt Securities (other than (a) dividends or distributions in Common Stock of the Corporation, (b) any Declaration of a dividend in connection with the implementation of a stockholders' rights plan, or the issuance of stock under any such plan in the future, or the redemption or repurchase of any such rights pursuant thereto, (c) payments under the Guarantee, (d) purchases or acquisitions of shares of the Corporation's Common Stock in connection with the satisfaction by the Corporation of its obligations under any employee benefit plan or any other contractual obligation of the Corporation (other than a contractual obligation ranking pari passu with or junior to the Junior Subordinated Debt Securities),
(e) as a result of a reclassification of the Corporation's capital stock or the exchange or conversion of one class or series of the Corporation's capital stock for another class or series of the Corporation's capital stock or (f) the purchase of fractional interests in shares of the Corporation's capital stock pursuant to the conversion or exchange provisions of such capital stock or the security being converted or exchanged). Prior to the termination of any Extension Period, the Corporation may further extend such Extension Period, provided, however, that such extension does not cause such Extension Period to exceed 20 consecutive quarterly periods or to extend beyond the Stated Maturity. Upon the termination of any Extension Period and the payment of all interest then accrued and unpaid on the Junior Subordinated Debt Securities (together with interest thereon accrued at __% per annum, compounded quarterly, to the extent permitted by applicable law), and subject to the foregoing limitations, the Corporation may elect to begin a new Extension Period. There is no limitation on the number of times that the Corporation may elect to begin an Extension Period. See "Description of Capital Securities--Distributions" and "Description of Junior Subordinated Debt Securities--Option to Extend Interest Payment Date."

         If an Extension Period occurs, for United States federal income tax purposes, a holder of Capital Securities will continue to include income (in the form of original issue discount) in respect of its pro rata share of the Junior Subordinated Debt Securities held by the Trust as long as the Junior Subordinated Debt Securities remain outstanding. As a result, during an Extension Period a holder of Capital Securities will include such income in gross income for United States federal income tax purposes in advance of the receipt of cash, and will not receive the cash related to such income from the Trust if the holder disposes of the Capital Securities prior to the record date for the payment of distributions thereafter. See "Certain United States Federal Income Tax Consequences--Interest Income and Original Issue Discount" and "Sales or Redemption of the Capital Securities."

         Should the Corporation elect to exercise its right to defer payments of interest on the Junior Subordinated Debt Securities in the future, the market price of the Capital Securities is likely to be affected. A holder that disposes of its Capital Securities during an Extension Period, therefore, might not receive the same return on its investment as a holder that continues to hold its Capital Securities. In addition, as a result of the existence of the Corporation's right to defer interest payments on the Junior Subordinated Debt Securities, the market price of the Capital Securities (which represent beneficial ownership interests in the Trust holding the Junior Subordinated Debt Securities as its sole assets) may be more volatile than the market prices of other securities that are not subject to such deferrals.

Tax Event, Investment Company Event  or Capital Treatment Event Redemption

          Upon the occurrence and during the continuation of a Tax Event, Investment Company Event or Capital Treatment Event, the Company has the right to redeem the Junior Subordinated Debt Securities in whole, but not in part, at any time within 90 days following the occurrence of such Tax Event, Investment Company Event or Capital Treatment Event and thereby cause a mandatory redemption of the Capital Securities and Common Securities. The ability of the Corporation to exercise its rights to redeem the Junior Subordinated Debt Securities prior to the stated maturity may be subject to prior regulatory approval by the Federal Reserve, if then required under applicable Federal Reserve capital guidelines or policies. See "Description of Junior Subordinated "Optional Redemption" and "Description of Capital Securities - Mandatory Redemption" and "Description of Capital Securities Liquidation of the Trust and Distribution of Junior Subordinated Debt Securities."

         A "Tax Event" means the receipt by the Trust of an opinion of counsel to the Corporation experienced in such matters to the effect that, as a result of any amendment to, or change (including any announced prospective change) in, the laws (or any regulations thereunder) of the United States or any political subdivision or taxing authority thereof or therein, or as a result of any official or administrative pronouncement or action or judicial decision interpreting or applying such laws or regulations, which amendment or change is effective or which pronouncement or decision is announced on or after the date of issuance of the Capital Securities, there is more than an insubstantial risk that (i) the Trust is, or will be within 90 days of the delivery of such opinion, subject to United States federal income tax with respect to income received or accrued on the Junior Subordinated Debt Securities (ii) interest payable by the Corporation on the Junior Subordinated Debt Securities is not, or within 90 days of the delivery of such opinion will not be, deductible by the Corporation, in whole or in part, for United States federal income tax purposes or (iii) the Trust is, or will be within 90 days of the delivery of the opinion, subject to more than a de minimis amount of other taxes, duties or other governmental charges.

         "Investment Company Event" means the receipt by the Trust of an opinion of counsel to the Corporation experienced in such matters to the effect that, as a result of the occurrence of a change in law or regulation or a written change (including any announced prospective change) in interpretation or application of law or regulation by any legislative body, court, governmental agency or regulatory authority, there is more than an insubstantial risk that the Trust is or will be considered an "investment company" that is required to be registered under the Investment Company Act of 1940, as amended (the "Investment Company Act"), which change or prospective change becomes effective or would become effective, as the case may be, on or after the date of the issuance of the Capital Securities.

         A "Capital Treatment Event" means the reasonable determination by the Corporation that, as a result of the occurrence of any amendment to, or change (including any announced prospective change) in, the laws (or any rules or regulations thereunder) of the United States or any political subdivision thereof or therein, or as a result of any official or administrative pronouncement or action or judicial decision interpreting or applying such laws or regulations, which amendment or change is effective or such pronouncement, action or decision is announced on or after the date of issuance of the Capital Securities, there is more than an insubstantial risk that the Corporation will not be entitled to treat an amount equal to the Liquidation Amount of the Capital Securities as "Tier I Capital" (or the then equivalent thereof) for purposes of the risk-based capital adequacy guidelines of the Federal Reserve, as then in effect and applicable to the Corporation. See "Description of Junior Subordinated Debt Securities --Optional Redemption," "Description of Capital Securities-Mandatory Redemption" and "Description of Capital Securities--Liquidation of the Trust and Distribution of Junior Subordinated Debt Securities."

Liquidation of the Trust and Distribution of Junior Subordinated Debt Securities

         The Corporation, as the holder of the outstanding Common Securities, will have the right at any time to terminate the Trust and cause the Junior Subordinated Debt Securities to be distributed to the holders of the Trust Securities. Under current United States federal income tax law, a distribution of Junior Subordinated Debt Securities upon the dissolution of the Trust would not be a taxable event to holders of the Capital Securities. If, however, the Trust is characterized for United States federal income tax purposes as an association taxable as a corporation at the time of dissolution of the Trust, the distribution of the Junior Subordinated Debt Securities may constitute a taxable event to holders of Capital Securities. See "Certain United States Federal Income Tax Consequences--Distribution of the Junior Subordinated Debt Securities to Holders of Capital Securities."

         There can be no assurance as to the market prices for Capital Securities or Junior Subordinated Debt Securities that may be distributed in exchange for Capital Securities if a liquidation of the Trust occurs. Accordingly, the Capital Securities or the Junior Subordinated Debt Securities may trade at a discount to the price that the investor paid to purchase the Capital Securities offered hereby. Because holders of Capital Securities may receive Junior Subordinated Debt Securities on termination of the Trust, prospective purchasers of Capital Securities are also making an investment decision with regard to the Junior Subordinated Debt Securities and should carefully review all the information regarding the Junior Subordinated Debt Securities contained herein. See "Description of Capital Securities--Liquidation of the Trust and Distribution of the Junior Subordinated Debt Securities" and "Description of Junior Subordinated Debt Securities--General."

Rights Under the Guarantee

         The Guarantee guarantees to the holders of the Trust Securities the following payments, to the extent not paid by the Trust: (i) any accumulated and unpaid Distributions required to be paid on the Trust Securities, to the extent that the Trust has funds on hand available therefor at such time, (ii) the Redemption Price with respect to any Trust Securities called for redemption, to the extent that the Trust has funds on hand available therefor at such time, and
(iii) upon a voluntary or involuntary dissolution, winding-up or liquidation of the Trust (unless the Junior Subordinated Debt Securities are distributed to holders of the Trust Securities or all of the Capital Securities are redeemed), the lesser of (a) the aggregate of the Liquidation Amount and all accumulated and unpaid Distributions to the date of payment, to the extent that the Trust has funds on hand available therefor at such time, and (b) the amount of assets of the Trust remaining available for distribution to holders of the Trust Securities after the satisfaction of liabilities to creditors of the Trust as required by applicable law.

         The holders of not less than a majority in aggregate Liquidation Amount of the Capital Securities have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Guarantee Trustee (as defined herein) in respect of the Guarantee or to direct the exercise of any trust power conferred upon the Guarantee Trustee under the Guarantee. Any holder of the Trust Securities may institute a legal proceeding directly against the Corporation to enforce its rights under the Guarantee without first instituting a legal proceeding against the Trust, the Guarantee Trustee or any other person or entity. If the Corporation were to default on its obligation to pay amounts payable under the Junior Subordinated Debt Securities, the Trust would lack funds for the payment of Distributions or amounts payable on redemption of the Capital Securities or otherwise, and, in such event, holders of the Capital Securities would not be able to rely upon the Guarantee for payment of such amounts. Instead, in the event a Debenture Event of Default shall have occurred and be continuing, and such event is attributable to the failure of the Corporation to pay principal of or interest on the Junior Subordinated Debt Securities on the applicable payment date, then a holder of Capital Securities may institute a Direct Action. Notwithstanding any payments made to a holder of Capital Securities by the Corporation in connection with a Direct Action, the Corporation shall remain obligated to pay the principal of and interest on the Junior Subordinated Debt Securities, and the Corporation shall be subrogated to the rights of the holder of such Capital Securities with respect to payments on the Capital Securities to the extent of any payments made by the Corporation to such holder in any Direct Action. Except as described herein, holders of Capital Securities will not be able to exercise directly any other remedy available to the holders of the Junior Subordinated Debt Securities or assert directly any other rights in respect of the Junior Subordinated Debt Securities. See "Description of Junior Subordinated Debt Securities--Enforcement of Certain Rights by Holders of Capital Securities," "Description of Junior Subordinated Debt Securities--Debenture Events of Default" and "Description of Guarantee." The Declaration provides that each holder of Capital Securities by acceptance thereof agrees to the provisions of the Guarantee and the Indenture. Wilmington Trust Company will act as Guarantee Trustee under the Guarantee Agreement and will hold the Guarantee for the benefit of the holders of the Capital Securities. Wilmington Trust Company will also act as Property Trustee under the Declaration and as Debenture Trustee under the Indenture.

Limited Voting Rights

         Holders of Capital Securities will generally have limited voting rights relating only to the modification of the Capital Securities, the dissolution, winding-up or liquidation of the Trust, and the exercise of the Trust's rights as holder of Junior Subordinated Debt Securities. The right to vote to appoint, remove or replace the Property Trustee, the Delaware Trustee or the
Administrative Trustees is vested exclusively in the holder of the Common Securities except, with respect to the Property Trustee and the Delaware Trustee, upon the occurrence of certain events described herein. The Property Trustee, the Administrative Trustees and the Corporation may amend the Declaration without the consent of holders of Capital Securities to ensure that the Trust will not be classified for United States Federal income tax purposes as an association taxable as a corporation or, as other than a grantor trust, even if such action adversely affects the interests of such holders. See "Description of Capital Securities--Removal of Highlands Capital Trust I Trustees" and "Voting Rights; Amendment of the Declaration."

Regulatory Capital Requirements

         The Corporation and the Bank are subject to regulatory capital guidelines. At September 30, 1997, the Bank was in compliance with applicable regulatory capital requirements. The Corporation, at that date, had a total capital to risk-weighted assets ratio of 10.02% and a Tier I Capital to risk-weighted assets ratio of 9.18%, both above the minimum requirements of 8.0% and 4.0%, respectively. The Corporation's leverage ratio at that date was 6.80%.


         Although the minimum leverage ratio requirement is 3.0%, most bank holding companies, including the Corporation, are expected to maintain an additional cushion of at least 100 to 200 basis points above the minimum. However, the Federal Reserve may assign a specific capital ratio to an individual bank holding company, including the Corporation, based on its assessment of asset quality, earnings performance, interest-rate risk and liquidity. As of the date of this Prospectus, the Federal Reserve has not advised the Corporation of a specific leverage ratio requirement.

         There can be no assurance that either the Corporation or the Bank will continue to be able to meet their respective minimum capital ratios. In the event that the Corporation or the Bank falls below the minimum capital requirements described above, agencies may take regulatory action including, in the case of the Bank,

"prompt corrective action." Such actions could impair the Corporation's ability to make principal and interest payments on the Junior Subordinated Debt Securities.

Absence of Public Market

         There is no existing market for the Capital Securities and there can be no assurance as to the liquidity of any markets that may develop for the Capital Securities, the ability of the holders to sell their Capital Securities or at what price holders of the Capital Securities will be able to sell their Capital Securities. Future trading prices of the Capital Securities will depend on many factors including, among other things, prevailing interest rates, the Corporation's operating results and the market for similar securities. The Underwriter has informed the Trust and the Corporation that it intends to make a market in the Capital Securities offered hereby; however, the Underwriter is not obligated to do so and any such market making activity may be terminated at any time without notice to the holders of the Capital Securities.


                                 USE OF PROCEEDS

         All of the proceeds from the sale of the Trust Securities will be invested by the Trust in the Junior Subordinated Debt Securities. The Corporation intends to apply the net proceeds from the sale of the Junior Subordinated Debt Securities to its general funds to be used for general corporate purposes, including, from time to time, the making of advances to the Bank to support its continued growth. A portion of such net proceeds could be used in connection with one or more future acquisitions. From time to time, the Corporation investigates and holds discussions and negotiations in connection with possible transactions with other banks. As of the date of this Prospectus, the Corporation has not entered into any agreements or understandings with respect to any potential acquisitions or any other material transactions of the type referred to above, and no discussions or negotiations are taking place with respect thereto. Pending any such application by the Corporation, the net proceeds may be invested in interest-bearing securities.


                            HIGHLANDS CAPITAL TRUST I

         The Trust is a statutory business trust formed under Delaware law pursuant to (i) the original Declaration of Trust executed by the Corporation, as Depositor, Wilmington Trust Company, as Delaware Trustee, and the Administrative Trustees named therein, which original Declaration of trust will be amended and restated and executed by the Corporation, as Depositor, Wilmington Trust Company, as Property Trustee, Wilmington Trust Company, as
Delaware Trustee, and the Administrative Trustees named therein (the "Declaration"), and (ii) the filing of a certificate of trust with the Delaware Secretary of State on October 3, 1997. The Trust exists for the exclusive purposes of (i) issuing and selling the Trust Securities, (ii) using the proceeds from the sale of the Trust Securities to acquire the Junior Subordinated Debt Securities and (iii) engaging in only those other activities necessary or incidental thereto. Accordingly, the Junior Subordinated Debt Securities will be the sole assets of the Trust, and payments under the Junior Subordinated Debt Securities will be the sole revenues of the Trust. All of the Common Securities will be owned directly or indirectly by the Corporation. The Common Securities will rank pari passu, and payments will be made thereon pro rata, with the Capital Securities, except that upon the occurrence and continuance of any Debenture Event of Default (or an event that, with notice or the passage of time, would become such an Event of Default) or an Event of Default under the Declaration, the rights of the Corporation as holder of the Common Securities to payment in respect of Distributions and payments upon liquidation, redemption or otherwise will be subordinated to the rights of the holders of the Capital Securities. See "Description of Capital Securities--Subordination of Common Securities." The Corporation will acquire Common Securities in an aggregate Liquidation Amount equal to approximately 3% of the total capital of the Trust. The Trust has a term of 40 years, but may terminate earlier as provided in the Declaration. The Trust's business and affairs are conducted by its trustees, each appointed by the Corporation as holder of the Common Securities. The trustees for the Trust will be Wilmington Trust Company, as the Property Trustee, Wilmington Trust Company, as the Delaware Trustee, and individual trustees as Administrative Trustees who are employees or officers of or affiliated with the Corporation (collectively, the "Trustees"). Wilmington Trust Company, as Property Trustee, will act as sole indenture trustee under the Declaration. Wilmington Trust Company will also act as trustee under the Guarantee Agreement and the Indenture. See "Description of Junior Subordinated Debt Securities" and "Description of Guarantee." The holder of the Common Securities, or the holders of a majority in Liquidation Amount of the Capital Securities if an Event of Default under the Declaration resulting from a Debenture Event of Default has occurred and is continuing, will be entitled to appoint, remove or replace the Property Trustee and/or Delaware Trustee. In no event will the holders of the Capital Securities have the right to vote to appoint, remove or replace the Administrative Trustees; such voting rights are vested exclusively in the holder of the Common Securities. The duties and obligations of each Trustee are governed by the Declaration. Pursuant to the expense provisions under the Indenture, the Corporation, as obligor on the Junior Subordinated Debt Securities, will pay all fees and expenses related to the Trust and the offering of the Capital Securities and will pay, directly or indirectly, all ongoing costs, expenses and liabilities of the Trust. See
"Description of Capital Securities--Expenses and Taxes." The address and telephone number of the principal executive office of the Trust is c/o:

                           Highlands Bankshares, Inc.
                               340 West Main St.,
                               Abingdon, VA 24210
                           Attention: Samuel L. Neese
                                 (540) 628-9181

                    SELECTED HISTORICAL FINANCIAL INFORMATION

         The following consolidated summary sets forth selected financial data for the Corporation and its subsidiaries for the periods and at the dates indicated. The following summary is qualified in its entirety by the detailed information and the financial statements included in the documents incorporated herein by reference. See "Incorporation of Certain Documents by Reference."


                                                Nine Months Ended Sept. 30                  Years Ended December 31
                                                --------------------------   -------------------------------------------------------
                                                     1997         1996        1996        1995        1994         1993       1992
                                                     ----         ----        ----        ----        ----         ----       ----
                                                                                     (Dollars in thousands, except per share data)
Income Statement data:
  Gross interest income .......................   $ 13,657    $ 10,551    $ 14,596    $ 11,585    $  8,425    $   6,433    $ 5,581
  Gross interest expense ......................      7,474       5,672       7,822       6,161       3,985        3,064      2,718
  Net interest income .........................      6,183       4,879       6,774       5,424       4,440        3,369      2,863
  Provision for possible loan losses ..........        703         190         374         143         120          150        304
  Net interest income after provision for
    loan losses ...............................      5,480       4,689       6,400       5,281       4,320        3,219      2,559
  Non-interest income .........................        618         503         660         488         425          395        402
  Non-interest expense ........................      3,908       3,343       4,439       3,541       3,004        2,264      1,873
  Income before income taxes ..................      2,190       1,849       2,621       2,228       1,741        1,350      1,088
  Income taxes ................................        748         615         857         779         581          442        382
  Net income ..................................      1,442       1,234       1,764       1,449       1,160          908        706

Per Share Data (1):
  Net income (2) ..............................   $   1.17    $   1.01    $   1.45    $   1.19    $   0.96    $    0.98    $  0.78
  Cash dividends ..............................       0.00        0.00        0.00        0.00        0.00         0.00       0.00
  Book value at period end ....................      13.27       11.39       11.97       10.52        8.43         8.33       6.16
  Tangible book value at period end ...........      13.27       11.39       11.97       10.52        8.43         8.33       6.16

Period-End Balance Sheet Data:
  Total assets ................................   $241,921    $190,122    $207,739    $162,543    $128,749    $ 105,520    $78,024
  Total loans (net of unearned income) ........    183,921     142,339     154,951     113,743      93,738       67,212     50,485
  Total deposits ..............................    215,643     170,687     189,471     147,327     117,314       94,853     71,697
  Long-term debt ..............................      1,715       1,858       1,858         -0-         -0-          -0-         -0-
  Shareholders' equity ........................     16,293      13,910      14,617      12,812      10,243       10,042      5,610

Performance Ratios
  Return on average assets ....................       0.86%       0.93%       0.97%       1.00%       1.00%        1.02%      1.06%
  Return on average shareholders' equity ......      12.35%      12.34%      13.01%      12.45%      11.38%       14.77%     13.52%
  Average shareholders' equity to average
    total assets...............................       6.94%       7.58%       7.46%       8.05%       8.73%        7.64%      8.58%
  Net interest margin (3) .....................       3.91%       3.97%       3.97%       3.96%       3.99%        4.00%      4.54%
  Earnings to fixed charges
    Excluding interest on deposits (4) ........      60.79x     115.71x      97.60x     111.85x     318.11x          --         --
    Including interest on deposits ............       1.29x       1.33x       1.34x       1.36x       1.44x        1.44x      1.40x

Asset Quality Ratios
  Net charge-offs to average loans ............       0.17%       0.12%       0.16%       0.07%       0.08%        0.01%      0.10%
  Allowance to period-end loans ...............       0.80%       0.66%       0.69%       0.80%       0.89%        1.16%      1.26%
  Allowance to nonperforming loans ............     156.90%     151.12%     161.93%     135.72%     394.33%    1,015.58%    477.89%
  Nonaccrual loans to loans ...................       0.18%       0.11%       0.06%       0.21%         -0-        0.11%      0.15%
  Nonperforming assets to loans and
    foreclosed properties......................       0.51%       0.44%       0.43%       0.59%       0.23%        0.11%      0.28%
  Risk-based capital ratios
    Tier 1 capital ............................       9.18%      10.61%       9.41%      11.11%      12.10%       16.16%     12.67%
    Total capital .............................      10.02%      11.32%      10.12%      11.90%      13.00%       17.41%     13.92%
  Leverage capital ratio .....................        6.80%       7.63%       6.82%       7.48%       8.32%       10.10%      7.68%
  Total equity to total assets ...............        6.74%       7.32%       7.04%       7.88%       7.96%        9.52%      7.19%
         ________________________

         (1) All per share figures have been adjusted to reflect a two-for-one stock split on April 13, 1995.
         (2) Net income per share is computed using the weighted average outstanding shares.
         (3) Net interest margin is calculated as tax-equivalent net interest income divided by average earning assets and represents the Corporation's net yield on its earning assets.
         (4) The Corporation had no fixed charges other than interest on deposits in 1992 and 1993.

                                 THE CORPORATION

         The following discussion includes selected financial and other data for the Corporation and its subsidiaries and is qualified in its entirety by the detailed information, and should be read in conjunction with the financial statements and other information, included in the documents incorporated herein by reference. See "Incorporation of Certain Documents by Reference."

         Highlands Bankshares, Inc., a Virginia corporation (the "Corporation"), is a bank holding company that was formed in 1995 and is headquartered in Abingdon, Virginia. The Corporation's only subsidiary is Highlands Union Bank (the "Bank"), which opened for business in 1985. Currently the Bank operates six offices in southwestern Virginia (three in Abingdon, two in Bristol and one in Marion in Smyth County). In addition, the Bank recently purchased an operations center in Abingdon. All of the Bank's offices are owned, with no liens, are free standing brick structures and have ATMs. The new operations center, approximately half of which is currently leased to third parties, has 18,000 square feet and is a steel reinforced concrete building.


         From December 31, 1991 through December 31, 1996 the Corporation's assets, loans, deposits and net income increased at compound annual growth rates of: 28.9%; 33.1%; 29.4% and 29.9%, respectively. In the prior five year period, 1986 through 1991, the Corporation's assets, loans, deposits and net income increased at compound annual growth rates of: 29.9%; 39.8%; 31.3% and 32.7% respectively. At September 30, 1997 total assets of the Corporation were $241.4 million, total deposits $215.6 million, and stockholders' equity $16.3 million. Net income for the nine months ended September 30, 1997 increased 16.9% to $1,442,000, up from $1,234,000 in the first nine months of 1996, while earnings per share increased 15.8% from the comparable fiscal of 1996 to $1.17.

         The business strategy of the Corporation is to provide its customers with the financial sophistication and breadth of products of a regional bank while maintaining the quick response and services of a community bank.


         Washington County, including the City of Abingdon, had a population of approximately 45,000 in 1990 and 1980, while Bristol, Virginia and Bristol, Tennessee, with a common border, had populations of approximately 20,000 each in 1990 and 1980. The Corporation's growth has been accomplished by hiring experienced bank officers, particularly loan and credit officers, from large state-wide banks and achieving significant gains in market share of deposits and loans. Over the last five years the Corporation's market share in Washington County, as measured by deposits, steadily increased to approximately 21% at September 30, 1996, which was the second highest of nine commercial banks operating in Washington County. Management believes it will be the largest commercial bank, as measured by deposits, as of September 30, 1997, in Washington County. Similarly, in Bristol, Virginia the Corporation has achieved approximately a 19% market share, as measured by deposits, which is third in size among seven commercial banks operating there. Total deposits of the Corporation in Bristol, Virginia were approximately $74.8 million at September 30, 1997. The Corporation's second Bristol office, which opened in 1995, reached $36.3 million in deposits and approximately $43.1 million in loans within the first twenty-one months of opening, due primarily to hiring experienced, local loan officers from larger regional banks.


         Management believes that there are, and will be, additional opportunities to acquire branches, to expand services through the addition of sophisticated bank personnel and, perhaps, to acquire other financial institutions, as well as expansion into contiguous markets across state lines such as Johnson City, Kingsport and Bristol, Tennessee (an area referred to as Tri-Cities) and northern North Carolina. Sullivan County, Tennessee, including Kingsport, had total bank deposits of approximately $1.2 billion at September 30, 1996 compared with $556.0 million for Washington County, Virginia and $358.0 million for Bristol, Virginia at the same date.

Washington County, Tennessee, including Johnson City, Jonesboro and Blountville had approximately $900.0 million in bank deposits as of September 30, 1996.


         Despite its asset growth, the Corporation has experienced few problems with non-performing assets or loan losses. At December 31, 1996, 1995 and 1994 non-performing loans totaled $662,000, $669,000 and $212,000, respectively, or, as a percentage of loans and foreclosed properties, 0.43%, 0.59% and 0.23%, respectively. The ratio of the provision for loan losses to net charge-offs was:
178.10%; 201.41% and 181.82% in 1996, 1995 and 1994, respectively. The allowance for loan losses at December 31, 1996 was $1.1 million, or 1.6 times the level of non-performing loans.


         The return on average assets has ranged over the last five years from 0.97% in 1996 to 1.06% in 1992, while the return on average equity has ranged from 13.52% in 1992 to 11.38% in 1994 over the same period and was 13.01% in 1996. At September 30, 1997 the allowance for loan losses was $1.5 million, up 37.9% from year-end 1996 and 56.7% from September 30, 1996.

         The Corporation is a legal entity separate and distinct from the Bank and its nonbanking subsidiaries. Accordingly, the right of the Corporation, and thus the right of the Corporation's creditors, to participate in any distribution of the assets or earnings of the Bank or any other subsidiary is necessarily subject to the prior claims of creditors of the Bank or such subsidiary, except to the extent that claims of the Corporation in its capacity as a creditor may be recognized. The principal sources of the Corporation's revenues are dividends from the Bank.

         The Corporation is a bank holding company registered with the Board of Governors of the Federal Reserve under the Bank Holding Company Act of 1956, as amended (the "BHCA"). The Corporation's executive offices are located at 340 West Main Street, Abingdon, Virginia 24210. Its mailing address is P. O. Box 1128, Abingdon, Virginia 24210-1128, and its telephone number is (540) 628-9181.

         The following table sets forth average balances of total interest earning assets and total interest bearing liabilities for the periods indicated, showing the average distribution of assets, liabilities, stockholders' equity and the related income, expense and corresponding weighted-average yields and costs.

  Average Balances, Interest Income and Expenses, and Average Yields and Rates


                                           Nine months ended Sept. 30                     Year ended December 31
                                          ----------------------------  ----------------------------------------------------------
                                                      1997                          1996                          1995
                                          ----------------------------  ----------------------------  ----------------------------
                                          Average    Income/  Yield/    Average    Income/  Yield/    Average    Income/  Yield/
                                          Balance(1) Expense  Rate(2)   Balance(1) Expense  Rate(2)   Balance(1) Expense  Rate(2)
                                          ---------- -------  --------  ---------- -------  --------  ---------- -------  --------
                                                                      (Dollars in thousands)
Assets
Interest Earning Assets:
  Securities............................   $ 37,353   $ 1,726   6.16%   $ 34,353   $ 2,082   6.06%   $ 30,079   $ 1,793    5.96%
  Loans(3)..............................    170,298    11,801   9.24%    132,341    12,310   9.30%    103,069     9,590    9.30%
  Interest bearing deposits in
    other banks.........................      3,418       130   5.07%      3,773       204   5.41%      3,686       202    5.48%
                                           --------   -------   ----    --------   -------   ----    --------   -------    ----
    Total interest earning
      assets............................    211,069    13,657   8.63%    170,467    14,596   8.56%    136,834    11,585    8.47%
Noninterest earning assets:
  Cash and due from banks...............      6,730                        6,034                        4,198
  Premises and equipment................      5,583                        4,326                        3,362
  Other assets..........................      2,171                        1,964                        1,095
  Less: Allowance for loan
    losses..............................     (1,205)                        (919)                        (852)
  Total noninterest earning                --------                     --------                     --------
    assets..............................     13,279                       11,405                        7,803
                                           --------                     --------                     --------
      Total Assets......................   $224,348                     $181,872                     $144,637
                                           ========                     ========                     ========
Liabilities and Stockholders'
Equity
Interest Bearing Liabilities:
  Interest bearing deposits:
    Demand/MMDA accounts................   $ 13,767       370   3.58%   $ 12,566       452   3.60%     11,294       411    3.64%
    Savings.............................     43,437     1,675   5.14%     36,070     1,843   5.11%     28,002     1,401    5.00%
    Certificates of deposit.............    119,637     5,271   5.87%     93,695     5,419   5.78%     73,920     4,274    5.78%
                                           --------   -------   ----    --------   -------   ----    --------   -------    ----
      Total interest bearing
        deposits........................    176,841     7,316   5.52%    142,331     7,714   5.42%    113,216     6,086    5.38%
    FHLB advances and other
      borrowings........................      3,452       158   6.10%      1,808       108   5.97%      1,198        75    6.26%
    Bonds payable.......................          0                            0         0                  0         0
                                           --------                     --------   -------           --------   -------
      Total interest bearing
        liabilities.....................    180,293     7,474   5.53%    144,139     7,822   5.43%    114,414     6,161    5.38%
Noninterest bearing liabilities:
  Demand deposits.......................     26,590                       22,569                       17,410
  Other liabilities.....................      1,893                        1,603                        1,176
                                           --------                     --------                     --------
    Total liabilities...................     28,483                       24,172                       18,586
Stockholders' equity....................     15,572                       13,561                       11,637
    Total liabilities and
      stockholders' equity..............   $224,348                     $181,872                     $114,637
                                           ========                     ========                     ========
Interest spread (4).....................                        3.10%                        3.13%                         3.09%
Net interest income/net
  interest margin (5)...................              $ 6,183   3.91%              $ 6,774   3.97%              $ 5,424    3.96%
                                                      =======                      =======                      =======


                                           ----------------------------
                                                       1994
                                           ----------------------------
                                           Average    Income/  Yield/
                                           Balance(1) Expense  Rate(2)
                                           ---------- -------  --------
                                             (Dollars in thousands)
Assets
Interest Earning Assets:
  Securities............................   $ 29,643   $ 1,579   5.33%
  Loans(3)..............................     79,400     6,765   8.52%
  Interest bearing deposits in
    other banks.........................      2,099        81   3.86%
                                           --------   -------   ----
    Total interest earning
      assets............................    111,142     8,425   7.58%
Noninterest earning assets:
  Cash and due from banks...............      3,117
  Premises and equipment................      2,418
  Other assets..........................        672
  Less: Allowance for loan
    losses..............................       (810)
  Total noninterest earning                --------
    assets..............................      5,397
                                           --------
      Total Assets......................   $116,539
                                           ========
Liabilities and Stockholders'
Equity
Interest Bearing Liabilities:
  Interest bearing deposits:
    Demand/MMDA accounts................     10,673       351   3.29%
    Savings.............................     28,450     1,194   4.20%
    Certificates of deposit.............     51,909     2,422   4.67%
                                           --------   -------  -----
      Total interest bearing
        deposits........................     91,032     3,967   4.36%
    FHLB advances and other
      borrowings........................        392        18   4.59%
    Bonds payable.......................          0         0
                                           --------   -------
      Total interest bearing
        liabilities.....................     91,424     3,985   4.36%
Noninterest bearing liabilities:
  Demand deposits.......................     14,217
  Other liabilities.....................        703
                                           --------
    Total liabilities...................     14,920
Stockholders' equity....................     10,195
    Total liabilities and
      stockholders' equity..............   $116,539
                                           ========
Interest spread (4).....................                        3.22%
Net interest income/net
  interest margin (5)...................              $ 4,440   3.99%
                                                      =======


         ________________________

         (1) Average balances are computed on monthly balances and Management believes such balances are representative of the operations of the Corporation.
         (2) Yield and rate percentages are all computed through the annualization of interest income and expenses versus the average balances of their respective accounts.
         (3) Non-accrual loans are included in the average loan balances, and income on such loans is recognized on a cash basis.
         (4)  Interest  spread is the average  yield  earned on earning  assets, less the average rate incurred on interest bearing liabilities.
         (5)  Net  interest  margin  is  net  interest  income,  expressed  as a percentage of average earning assets.

         As the largest component of income, net interest income represents the amount that interest and fees earned on loans and investments exceeds the interest costs of funds used to support these earning assets. Net interest income is determined by the relative levels, rates and mix of earning assets and interest-bearing liabilities.


         For the nine months ended September 30, 1997, net interest income was $6.2 million, compared to $5.0 million for the same period in 1996. Net interest income for the year-ended December 31, 1996 increased 24.9%, or approximately $1.4 million and over 1995. Average interest earning assets increased $33.6 million from 1995 to 1996 while average interest-bearing liabilities increased $29.7 million. The yield on average interest-earning assets for the year ended December 31, 1996 was 8.56% compared with 8.47% for the comparable 1995 period. The 1996 yield on loans remained the same at 9.30% as compared to 1995. The yield on average investments increased 10 basis points from December 31, 1995 to 1996. The yield on average interest-bearing liabilities increased four basis points during 1996 to 5.42% as compared to 5.38% during 1995.


         Net interest  income for the  year-ended  December  31, 1995  increased
22.2%,  approximately  $984,000  over  1994.  Average  interest  earning  assets increased  $25.7  million  from  1994 to  1995  while  average  interest-bearing liabilities increased $23.0 million. The yield on average interest-earning assets for the year-ended December 31, 1995 was 8.47% compared with 7.58% for the comparable 1994 period. The 1995 yield on loans increased by 78 basis points as compared to the 1994 period. The yield on average interest-bearing liabilities increased 102 basis points during 1995 to 5.38% as compared to 4.36% during 1994.

Interest Rate Sensitivity Analysis

         Management evaluates interest sensitivity through the use of an asset/liability management reporting gap model on a quarterly basis and then formulates strategies regarding asset generation and pricing, funding sources and pricing, and off-balance sheet commitments in order to decrease sensitivity risk. These strategies are based on management's outlook regarding interest rate movements, the state of the regional and national economics and other financial and business risk factors. In addition, the Corporation establishes prices for deposits and loans based on local market conditions and manages its securities portfolio with policies set by itself.

         The following table presents the amounts of the Corporation's interest sensitive assets and liabilities that mature or reprice in the periods indicated.


                                                                      September 30, 1997
                                                                           Maturing
                                           ---------------------------------------------------------------------
                                              Within          4-12            1-5           Over
                                             3 Months        Months          Years         5 Years         Total
                                             --------        ------          -----         -------         -----
                                                                    (Dollars in thousands)
Interest-Earning Assets:
   Investment securities                     $12,130        $16,999         $8,622         $3,997        $41,748
   Loans                                      50,104         43,747         83,017          7,053        183,921
   Other interest-earning assets                 122              -              -              -            122
                                                 ---         ------          -----          -----
Total interest-earning assets                 62,356         60,746         91,639         11,050        225,791
                                              ------         ------         ------         ------        -------

Interest-Bearing Liabilities:
   Deposits
     Demand and savings                        4,051         11,377         24,267              -         39,695
     Time deposits, $100,000 and over          9,130         16,699          7,786              -         33,615
     Other time deposits                      38,054         39,704         37,453              -        115,211
     Other interest-bearing liabilities        5,591          1,072            572            142          7,377
                                               -----          -----            ---            ---          -----
Total interest-bearing liabilities            56,826         68,852         70,078            142        195,898
                                              ------         ------         ------            ---        -------

     Period Gap                               $5,530       $ (8,106)       $21,561        $10,908        $29,893
                                              ------       --------        -------        -------        -------

     Cumulative Gap                           $5,530       $ (2,576)       $18,985        $29,893
                                              ------       --------        -------        -------

     Ratio cumulative gap to total
       interest -earning assets                2.58%          (1.14%)         8.41%         13.24%
                                               -----        -------           ----         ------



         The September 30, 1997 results of the rate sensitivity analysis show the Corporation had $5.5 million more in assets than liabilities subject to repricing within three months or less and was, therefore, in a liability-sensitive position. The cumulative gap at the end of one year was a negative $2.6 million, and therefore in an asset-sensitive position. Approximately $93.9 million, or 51.1% of the total loan portfolio, matures or reprices within one year or less. An asset-sensitive institution's net interest margin and net interest income generally will be impacted favorably by rising interest rates, while that of a liability sensitive institution generally will be impacted favorably by declining rates.

Loan Portfolio

         The table below classifies loans, net of unearned income, by major category and percentage distribution at the dates indicated:


                              September 30,                                           December 31,
                ------------------------------------------  ---------------------------------------------------------------
                       1997                   1996                  1996                1995                  1994
                ------------------------------------------  ---------------------------------------------------------------
Description     Amount   Percentage    Amount   Percentage  Amount   Percentage  Amount   Percentage    Amount   Percentage
                ------   ----------    ------   ----------  ------   ----------  ------   ----------    ------   ----------
                                                           (Dollars in thousands)
Commercial       $22,233     12.09%     $19,219     13.50%  $ 20,365     13.14%  $ 12,699     11.16%    $ 8,538       9.11%
Real Estate      103,349     56.19       92,666     65.10    101,491      65.50    76,516     67.27      62,903      67.11
Consumer          55,186     30.01       28,104     19.74     30,128      19.44    21,785     19.15      20,131      21.47
Other              3,153      1.71        2,350      1.66      2,967       1.92     2,743      2.41       2,166       2.31
                   -----      ----        -----      ----      -----       ----     -----      ----       -----       ----

Total           $183,921    100.00%    $142,339    100.00%  $154,951    100.00%  $113,743    100.00%    $93,738     100.00%
                ========    =======    ========    =======  ========    =======  ========    =======    =======     =======

Nonperforming Assets


         Unless well secured and in the process of collection, the Corporation places loans on non-accrual status after being delinquent greater than ninety days, or earlier in situations in which the loans have developed inherent problems that indicated payment of principal and interest may not be made in full. Whenever the accrual of interest is stopped, previously accrued but uncollected income is reversed. Thereafter, interest is recognized only as cash is received. The loan is reinstated to an accrual basis after has been brought current as to principal and interest under the contractual terms of the loan. As of December 31, 1996, 1995 and 1994, non-accrual loans amounted to $99,000, $235,000 and $0, respectively.



                                                    September 30,                           December 31,
                                                  -----------------       -----------------------------------------------
                                                  1997         1996       1996        1995      1994      1993       1992
                                                  ----         ----       ----        ----      ----      ----       ----
                                                                             (Dollars in thousands)
Nonaccrual loans                                  $325         $155        $99        $235      $  -       $77        $77
Loans contractually past due 90 days or
   more and still accruing                         617          470        563         434       212         -         65
Troubled debt restructuring                         -             -          -           -         -         -          -
                                                  ----         ----       ----        ----      ----      ----       ----
  Total nonperforming loans                        942          625        662         669       212        77        142

Other real estate owned                              -            -          -           -         -         -          -
                                                  ----         ----       ----        ----      ----      ----       ----
  Total nonperforming assets                      $942         $625       $662        $669      $212       $77       $142
                                                  ====         ====       ====        ====      ====       ===       ====

Nonperforming assets to period-end total
   loans and other real estate                   0.51%        0.44%      0.43%       0.59%     0.23%     0.11%      0.28%



Summary of Loan Loss Experience

         The allowance for loan losses is increased by the provision for loan losses and reduced by loans charged off net of recoveries. The allowance for loan losses is established and maintained at a level judged by management to be adequate to cover any anticipated loan losses to be incurred in the collection of outstanding loans. In determining the adequate level of the allowance for loan losses, management considers the following factors: (a) loan loss experience; (b) problem loans, including loans judged to exhibit potential charge-off characteristics, loans on which interest is no longer being accrued, loans which are past due and loans which have been classified in the most recent regulatory examination; and (c) anticipated economic conditions and the potential impact these conditions may have on individual classifications of borrowers.

         The following table presents the Corporation's loan loss experience for the periods indicated:


                                                   Nine Months Ended
                                                     September 30,                     Year Ended December 31,
                                                   ------------------             -------------------------------
                                                   1997          1996             1996          1995         1994
                                                   ----          ----             ----          ----         ----
                                                                   (Dollars in thousands)
Allowance for loan losses at
 beginning of period                             $1,072          $908             $908          $836         $782
Loans charged off:
 Commercial                                          42           140              170            19           58
 Real Estate                                        -0-           -0-              -0-           122          -0-
 Consumer                                           269            55               85            47           29
 Other                                              -0-           -0-              -0-           -0-          -0-
                                                    ---           ---              ---           ---          ---
 Total                                              311           195              255           188           87

Recoveries of loans previously
  charged off:
 Commercial                                           5            32               32           -0-           11
 Real Estate                                        -0-           -0-              -0-           106          -0-
 Consumer                                             9             8               13            11           10
 Other                                              -0-           -0-              -0-           -0-          -0-
                                                    ---           ---              ---           ---          ---
 Total                                               14            40               45           117           21
                                                     --            --               --           ---           --
Net loans charged off                               297           155              210            71           66
Provision for loan losses                           703           190              374           143          120
                                                    ---           ---              ---           ---          ---
Allowance for loan losses end
  of period                                      $1,478          $943           $1,072          $908         $836
                                                 ======          ====           ======          ====         ====
Average total loans (net of unearned
  income)                                      $170,298      $126,558         $131,449      $102,216      $78,590
Total loans (net of unearned income)
  at period-end                                $183,921      $142,338         $154,951      $113,743      $93,738

Ratio of net charge-offs to average
  loans                                            0.17%         0.12%            0.16%         0.07%        0.08%
Ratio of provision for loan losses to
   average loans                                  0.41%          0.15%            0.29%         0.14%        0.15%
Ratio of provision for loan losses to
   net charge-offs                              236.70%        122.58%          178.10%       201.41%      181.82%
Allowance for loan losses to period-end
   loans                                          0.80%          0.66%            0.69%         0.80%        0.89%

                                 CAPITALIZATION


         The following table sets forth the consolidated capitalization of the Corporation at September 30, 1997. See "Use of Proceeds." This table is based on, and is qualified in its entirety by, the historical consolidated financial statements of the Corporation, including the related notes thereto, which are included in documents incorporated by reference herein, and should be red in conjunction therewith.



                                                                      Sept. 30, 1997
                                                                  (Dollars in Thousands)
Long-term debt                                                            $ 1,715
Capitalized lease obligations                                                 -0-
Shareholders' Equity
  Common Stock, par value $2.50 per share, authorized 10,000,000
    shares, shares outstanding - 1,228,462                                  3,077
  Capital surplus                                                           5,249
  Retained earnings                                                         7,836
  Unrealized gains on securities available for sale, net of income
    taxes                                                                     131
           Total shareholders' equity                                      16,298
                    Total capitalization                                  $18,008

Consolidated Capital Ratios
  Equity to assets                                                           6.75%
  Tier 1 Capital                                                             9.18%
  Total Capital                                                             10.02%


                              ACCOUNTING TREATMENT


         The financial statements of the Trust will be consolidated into the Corporation's consolidated financial statements, with the Capital Securities treated as minority interest and shown in the Corporation's consolidated balance sheet as "Corporation-Obligated Mandatorily Redeemable Capital Securities of Subsidiary Trust." The financial statement footnotes of the Corporation will reflect that the sole asset of the Trust will be the amount of the Junior Subordinated Debt Securities maturing on _____ __, 2028. All future reports filed by the Corporation under the Exchange Act will present information regarding the Trust and any other similar trusts in the manner described above.



                              REGULATORY TREATMENT

         As a registered bank holding company, the Corporation is required by the Federal Reserve to maintain certain levels of capital for bank regulatory purposes. The Corporation expects that the Capital Securities will be treated as "Tier I Capital" of the Corporation for such purposes.

                        DESCRIPTION OF CAPITAL SECURITIES

         Pursuant to the terms of the Declaration, the Trustees on behalf of the Trust will issue the Capital Securities and the Common Securities. The Capital Securities will represent beneficial ownership interests in the Trust and the holders thereof will be entitled to a preference in certain circumstances with respect to Distributions and amounts payable on redemption of the Trust Securities or liquidation of the Trust over the Common Securities, as well as other benefits as described in the Declaration. See "Subordination of Common Securities." The Declaration will be qualified under the Trust Indenture Act of 1939 (the "Trust Indenture Act"). This summary of certain provisions of the Capital Securities, the Common Securities and the Declaration does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the Declaration, including the definitions therein of certain terms. The form of the Declaration is available upon request from the Trustees.

General

         The Capital Securities will be limited to $7.5 million aggregate Liquidation Amount at any one time outstanding. The Capital Securities will rank pari passu, and payments will be made thereon pro rata, with the Common Securities except as described under "Subordination of Common Securities." Legal title to the Junior Subordinated Debt Securities will be held by the Property Trustee on behalf of the Trust in trust for the benefit of the holders of the Capital Securities and Common Securities. The Guarantee Agreement executed by the Corporation for the benefit of the holders of the Capital Securities (the "Guarantee Agreement") will provide for the Guarantee on a subordinated basis with respect to the Capital Securities but will not guarantee payment of Distributions or amounts payable on redemption of the Capital Securities or on liquidation of the Trust when the Trust does not have funds on hand available to make such payments. See "Description of Guarantee."

Distributions


         The Capital Securities represent beneficial ownership interests in the Trust, and Distributions on each Capital Security will be payable at __% per annum of the stated Liquidation Amount of $25, and will be payable quarterly in arrears on the 15th day of March, June, September and December of each year to the holders of the Capital Securities at the close of business on the Business Day (as defined herein) immediately preceding such Distribution Date (each, a "record date"). Distributions on the Capital Securities will be cumulative. Distributions will accumulate from the Issue Date. The first Distribution Date for the Capital Securities will be March 15, 1998. The amount of Distributions payable for any period will be computed on the actual number of days elapsed in a year of twelve 30-day months. In the event that any date on which Distributions are payable on the Capital Securities is not a Business Day, payment of the Distributions payable on such date will be made on the next succeeding day that is a Business Day (and without any additional Distributions or other payments in respect to any such delay) with the same force and effect as if made on the date such payment was originally payable (each date on which Distributions are payable in accordance with the foregoing. a "Distribution Date"). A "Business Day" shall mean any day other than a Saturday or a Sunday, or a day on which banking institutions in Richmond, Virginia are authorized or required by law or executive order to remain closed, or a day on which the corporate trust office of the Property Trustee or the Debenture Trustee is closed for business.


         So long as no Debenture Event of Default has occurred and is continuing, the Corporation has the right under the Indenture to defer the payment of interest on the Junior Subordinated Debt Securities at any time or from time to time for a period not exceeding 20 consecutive quarterly periods with respect to each Extension Period, provided that no Extension Period may extend beyond the Stated Maturity of the Junior Subordinated Debt Securities. As a consequence of any such election, quarterly Distributions on the Capital Securities by the Trust will be deferred during any such Extension Period. Distributions to which holders of the Capital Securities are entitled will accumulate additional Distributions thereon at __% per annum thereof, compounded quarterly from the relevant payment date for such Distributions during any such Extension Period, to the extent permitted by applicable law. The term "Distributions" as used herein shall include any such additional Distributions. During any such Extension Period, the Corporation may not (i) declare or pay any dividends or distributions on, or redeem, purchase, acquire or make a liquidation payment with respect to, any of the Corporation's capital stock (which includes common and preferred stock), (ii) make any payment of principal, interest or premium, if any, on or repay, repurchase or redeem any debt securities of the Corporation (including Other Debentures) that rank pari passu with or junior in interest to the Junior Subordinated Debt Securities, or (iii) make any guarantee payments with respect to any guarantee by the Corporation of the debt securities of any subsidiary of the Corporation (including Other Guarantees) if such guarantee ranks pari passu with or junior in interest to the Junior Subordinated Debt Securities (other than (a) dividends or distributions in Common Stock of the Corporation, (b) any Declaration of a dividend in connection with the implementation of a stockholders' rights plan, or the issuance of stock under any such plan in the future, or the redemption or repurchase of any such rights pursuant thereto, (c) payments under the Guarantee, (d) purchases or acquisitions of shares of the Corporation's Common Stock in connection with the satisfaction by the Corporation of its obligations under any employee benefit plan or any other contractual obligation of the Corporation (other than a contractual obligation ranking pari passu with or junior to the Junior
Subordinated Debt Securities), (e) as a result of a reclassification of the Corporation's capital stock or the exchange or conversion of one class or series of the Corporation's capital stock for another class or series of the Corporation's capital stock or (f) the purchase of fractional interests in shares of the Corporation's stock pursuant to the conversion or exchange provisions of such capital stock or the security being converted or exchanged). Prior to the termination of any such Extension Period, the Corporation may further extend such Extension Period, provided that such extension does not cause such Extension Period to exceed 20 consecutive quarterly periods or to extend beyond the Stated Maturity of the Junior Subordinated Debt Securities. Upon the termination of any such Extension Period and the payment of all amounts then accrued and unpaid on the Junior Subordinated Debt Securities (together with interest thereon accrued at __% per annum, compounded quarterly, to the extent permitted by applicable law), and subject to the foregoing limitations, the Corporation may elect to begin a new Extension Period. No interest or other amounts shall be due and payable during an Extension Period, except at the end thereof. The Corporation must give the Property Trustee, the Administrative Trustees and the Debenture Trustee notice of its election of any such Extension Period at least three Business Days prior to the earlier of (i) the date the Distributions on the Capital Securities would have been payable except for the election to begin such Extension Period or (ii) the date the Administrative Trustees are required to give notice to any automated quotation system or to holders of such Capital Securities of the record date or the date such Distributions are payable, but in any event not less than three Business Days prior to such record date. The Debenture Trustee shall give notice of the Corporation's election to begin or extend an Extension Period to the holders of the Capital Securities. There is no limitation on the number of times that the Corporation may elect to begin an Extension Period. See "Description of Junior Subordinated Debt Securities--Option to Extend Interest Payment Date" and "Certain United States Federal Income Tax Consequences--Interest Income and Original Issue Discount."

         The Corporation has no current intention of exercising its right to defer payments of interest on the Junior Subordinated Debt Securities.

         The revenue of the Trust available for distribution to holders of the Capital Securities will be limited to payments under the Junior Subordinated Debt Securities in which the Trust will invest the proceeds from the issuance and sale of the Trust Securities. See "Description of Junior Subordinated Debt Securities--General." If the Corporation does not make interest payments on the Junior Subordinated Debt Securities, the Property Trustee will not have funds available to pay Distributions on the Capital Securities. The payment of Distributions (if and to the extent the Trust has funds legally available for the payment of such Distributions and cash sufficient to make such payments) is guaranteed by the Corporation on a limited basis as set forth herein under "Description of Guarantee."

Mandatory Redemption

         Upon the repayment or redemption, in whole or in part, of the Junior Subordinated Debt Securities, whether at maturity or upon earlier redemption as provided in the Junior Subordinated Indenture, the proceeds from such repayment or redemption shall be applied by the Property Trustee to redeem a Like Amount (as defined below) of the Trust Securities, upon not less than 30 nor more than 60 days' notice, at a redemption price (the "Redemption Price") equal to the aggregate Liquidation Amount of such Capital Securities plus accumulated but unpaid Distributions thereon to the date of redemption (the "Redemption Date") and the related amount of the premium, if any, paid by the Corporation upon the concurrent redemption of such Junior Subordinated Debt Securities. See "Description of Junior Subordinated Debt Securities--Optional Redemption." If less than all the Junior Subordinated Debt Securities are to be repaid or redeemed on a Redemption Date, then the proceeds from such repayment or redemption shall be allocated to the redemption pro rata of the Capital Securities and the Common Securities. The amount of premium, if any, paid by the Corporation upon the redemption of all or any part of the Junior Subordinated Debt Securities to be repaid or redeemed on a Redemption Date shall be allocated to the redemption pro rata of the Capital Securities and the Common Securities.


         The Corporation has the right to redeem the Junior Subordinated Debt Securities (i) on or after _____, 2008, in whole at any time or in part from time to time, or (ii) in whole, but not in part, at any time within 90 days following the occurrence and during the continuation of a Tax Event, Investment Company Event or Capital Treatment Event (each as defined below), in each case subject to possible regulatory approval. A redemption of the Junior Subordinated Debt Securities would cause a mandatory redemption of a Like Amount of the Capital Securities and Common Securities at the Redemption Price.


         The Redemption Price, in the case of a redemption under (i) above, shall equal the following prices, expressed in percentages of the Liquidation Amount (as defined below), together with accumulated Distributions to but excluding the date fixed for redemption, if redeemed during the 12-month period beginning ______:


Year                                     Redemption Price
----                                     ----------------

2008                                                      %
2009
2010
2011
2012
2013
2014
2015
2016
2017

and at 100% on or after _____, 2018.


         The Redemption Price, in the case of a redemption on or after _____, 2008 following a Tax Event, Investment Company Event or Capital Treatment Event shall equal the Redemption Price then applicable to a redemption under (i) above. The Redemption Price, in the case of a redemption prior to _____, 2008 following a Tax Event, Investment Company Event or Capital Treatment Event as described under (i) above, will equal for each Capital Security the Make-Whole Amount for a corresponding $25 principal amount of Junior Subordinated Debt Securities together with accumulated Distributions to but excluding the date fixed for redemption. The "Make-Whole Amount" will be equal to the greater of (i) 100% of the principal amount of such Junior Subordinated Debt Securities and (ii) as determined by a Quotation Agent (as defined below), the sum of the present values of the principal amount and premium payable as part of the Redemption Price with respect to an optional redemption of such Junior Subordinated Debt Securities on ______ __, 2008, together with the present values of scheduled payments of interest (not including the portion of any such payments of interest accrued as of the Redemption Date) from the Redemption Date to ______, 2008 (the "Remaining Life"), in each case discounted to the Redemption Date on a quarterly basis (assuming a 360-day year consisting of 30-day months) at the Adjusted Treasury Rate.


         "Adjusted Treasury Rate" means, with respect to any Redemption Date, the Treasury Rate plus (i) ___basis points if such Redemption Date occurs on or before ________, 1998 or (ii) ___ basis points if such Redemption Date occurs after ________, 1998.

         "Treasury Rate" means (i) the yield, under the heading which represents the average for the week immediately prior to the calculation date, appearing in the most recently published statistical release designated "H.15 (519)" or any successor publication which is published weekly by the Federal Reserve and which establishes yields on actively traded United States Treasury securities adjusted to constant maturity under the caption "Treasury Constant Maturities," for the maturity corresponding to the Remaining Life (if no maturity is within three months before or after the Remaining Life, yields for the two published maturities most closely corresponding to the Remaining Life shall be determined and the Treasury Rate shall be interpolated or extrapolated from such yields on a straight-line basis, rounding to the nearest month) or (ii) if such release (or any successor release) is not published during the week preceding the calculation date or does not contain such yields, the rate per annum equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, calculated using a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such Redemption Date. The Treasury Rate shall be calculated on the third Business Day preceding the Redemption Date.

         "Business Day" means a day other than (a) a Saturday or Sunday, (b) a day on which banking institutions in the City of Richmond, Virginia are authorized or required by law or executive order to remain closed, or (c) a day on which the Property Trustee's Corporate Trust Office or the Corporate Trust Office of the Debenture Trustee is closed for business.

         "Like Amount" means (i) with respect to a redemption of Trust Securities, Trust Securities having a Liquidation Amount (as defined below) equal to that portion of the principal amount of Junior Subordinated Debt Securities to be contemporaneously redeemed in accordance with the Junior Subordinated Indenture, allocated to the Common Securities and to the Capital Securities based upon the relative Liquidation Amounts of such classes and (ii) with respect to a distribution of Junior Subordinated Debt Securities to holders of Trust Securities in connection with a dissolution or liquidation of the Highlands Capital Trust I Trust, Junior Subordinated Debt Securities having a principal amount equal to the Liquidation Amount of the Trust Securities of the holder to whom such Junior Subordinated Debt Securities are distributed.


         "Liquidation Amount" means the stated amount of $25 per Trust Security.


         "Tax Event" means the receipt by the Trust of an opinion of counsel to the Corporation experienced in such matters to the effect that, as a result of any amendment to, or change (including any announced prospective change) in, the laws (or any regulations thereunder) of the United States or any political subdivision or taxing authority thereof or therein, or as a result of any official or administrative pronouncement or action or judicial decision interpreting or applying such laws or regulations, which amendment or change is effective or which pronouncement or decision is announced on or after the date of issuance of the Capital Securities, there is more than an insubstantial risk that (i) the Trust is, or will be within 90 days of the delivery of such opinion, subject to

United States federal income tax with respect to income received or accrued on the Junior Subordinated Debt Securities, (ii) interest payable by the Corporation on the Junior Subordinated Debt Securities is not, or within 90 days of the delivery of such opinion, will not be, deductible by the Corporation, in whole or in part, for United States federal income tax purposes or (iii) the Trust is, or will be within 90 days of the delivery of such opinion, subject to more than a de minimis amount of other taxes, duties or other governmental charges.

         "Investment Company Event" means the receipt by the Trust of an opinion of counsel to the Corporation experienced in such matters to the effect that, as a result of the occurrence of a change in law or regulation or a written change (including any announced prospective change) in interpretation or application of law or regulation by any legislative body, court, governmental agency or regulatory authority, there is more than an insubstantial risk that the Trust is or will be considered an "investment company" that is required to be registered under the Investment Company Act, which change or prospective change becomes effective or would become effective, as the case may be, on or after the date of the issuance of the Capital Securities.

         "Capital Treatment Event" means the reasonable determination by the Corporation that, as a result of the occurrence of any amendment to, or change (including any announced prospective change) in, the laws (or any rules or regulations thereunder) of the United States or any political subdivision thereof or therein, or as a result of any official or administrative pronouncement or action or judicial decision interpreting or applying such laws or regulations, which amendment or change is effective or such pronouncement, action or decision is announced on or after the date of issuance of the Capital Securities, there is more than an insubstantial risk that the Corporation will not be entitled to treat an amount equal to the Liquidation Amount of the Capital Securities as "Tier I Capital" (or the then equivalent thereof) for purposes of the risk-based capital adequacy guidelines of the Federal Reserve, as then in effect and applicable to the Corporation.

         Payment of Additional  Sums. If a Tax Event  described in clause (i) or
(iii) of the definition of Tax Event above has occurred and is continuing and the Trust is the holder of all the Junior Subordinated Debt Securities, the Corporation will pay Additional Sums (as defined below), if any, on the Junior Subordinated Debt Securities.

         "Additional Sums" means the additional amounts as may be necessary in order that the amount of Distributions then due and payable by the Trust on the outstanding Capital Securities and Common Securities of the Trust will not be reduced as a result of any additional taxes, duties and other governmental charges to which the Trust has become subject as a result of a Tax Event.

Redemption Procedures

         Trust Securities shall be redeemed, if at all, at the Redemption Price with the proceeds from the contemporaneous repayment or redemption of the Junior Subordinated Debt Securities. Redemptions of the Trust Securities shall be made and the Redemption Price shall be payable on each Redemption Date (as defined below) only to the extent that the Trust has funds on hand available for the payment of such Redemption Price. See also "Subordination of Common Securities."

         If the Trust gives a notice of redemption in respect of the Capital Securities, then, by 12:00 noon, Richmond, Virginia time, on the date fixed for redemption (the "Redemption Date"), to the extent funds are available, with respect to the Capital Securities held in global form, the Property Trustee will deposit irrevocably with DTC funds sufficient to pay the Redemption Price and will give DTC irrevocable instructions and authority to pay the Redemption Price to the holders of the Capital Securities. See "Form, Denomination, Book-Entry Procedures and Transfer." With respect to the Capital Securities held in certificated form, the Property Trustee, to the extent funds are available, will irrevocably deposit with the paying agent for the Capital Securities funds sufficient to pay the Redemption Price and will give such paying agent irrevocable instructions and authority to pay the Redemption Price to the holders thereof upon surrender of their certificates evidencing the Capital Securities. See "Payment and Paying Agency." Notwithstanding the foregoing, Distributions payable on or prior to the Redemption Date shall be payable to the holders of the Capital Securities on the relevant record dates for the related Distribution Dates. If notice of redemption shall have been given and funds deposited as required, then upon the date of such deposit, all rights of the holders of the Capital Securities will cease, except the right of the holders of the Capital Securities to receive the Redemption Price, but without interest on such Redemption Price, and the Capital Securities will cease to be outstanding. In the event that any date fixed for redemption of Capital Securities is not a Business Day, then payment of the Redemption Price payable on such date will be made on the next succeeding day which is a Business Day (and without any interest or other payment in respect of any such delay), except that, if such Business Day falls in the next calendar year, such payment will be made on the immediately preceding Business Day. In the event that payment of the Redemption Price is improperly withheld or refused and not paid either by the Trust or by the Corporation pursuant to the Guarantee as described under "Description of Guarantee," Distributions on Capital Securities will continue to accrue at the then applicable rate, from the Redemption Date originally established by the Trust to the date such Redemption Price is actually paid, in which case the actual payment date will be the date fixed for redemption for purposes of calculating the Redemption Price.

         Subject to applicable law (including, without limitation, United States federal securities law), the Corporation or its subsidiaries may at any time and from time to time purchase outstanding, Capital Securities by tender in the open market or by private agreement.

         Notice of any redemption (other than at the Stated Maturity of the Junior Subordinated Debt Securities) will be mailed at least 30 days but not more than 60 days before the Redemption Date to each holder of Trust Securities at its registered address. Unless the Corporation defaults in payment of the Redemption Price on, or in the repayment of, the Junior Subordinated Debt Securities, on and after the Redemption Date, Distributions will cease to accrue on the Trust Securities called for redemption.

Liquidation of the Trust and Distribution of Junior Subordinated Debt Securities

         The Corporation, as the holder of the outstanding Common Securities, will have the right at any time (including, without limitation, upon the occurrence of a Tax Event or Capital Treatment Event) to terminate the Trust and cause a Like Amount of the Junior Subordinated Debt Securities to be distributed to the holders of the Trust Securities upon liquidation of the Trust. Such right to terminate is subject to prior approval of the Federal Reserve if then required under applicable capital guidelines or policies of the Federal Reserve.

         Upon liquidation of the Trust and certain other events, the Junior Subordinated Debt Securities may be distributed to holders of the Capital Securities. Under current United States federal income tax law, a distribution of Junior Subordinated Debt Securities upon the dissolution of the Trust would not be a taxable event to holders of the Capital Securities. If, however, the Trust is characterized for United States federal income tax purposes as an association taxable as a corporation at the time of dissolution of the Trust, the distribution of the Junior Subordinated Debt Securities may constitute a taxable event to holders of Capital Securities. See "Certain United States Federal Income Tax Consequences--Distribution of Junior Subordinated Debt Securities to Holders of Capital Securities."

         The Trust shall automatically terminate upon the first to occur of: (i) certain events of bankruptcy, dissolution or liquidation of the Corporation;
(ii) the distribution of a Like Amount of the Junior Subordinated Debt Securities to the holders of the Trust Securities if the Corporation, as Depositor, has given written direction to the Property Trustee to terminate the Trust (which direction is optional and, except as described above, wholly within the discretion of the Corporation, as Depositor); (iii) redemption of all of the Trust Securities as described under "Mandatory Redemption" above; (iv) expiration of the term of the Trust; and (v) the entry of an order for the dissolution of the Trust by a court of competent jurisdiction.

         If an early termination occurs as described in clause (i), (ii), (iv) or (v) above, the Trust shall be liquidated by the Trustees as expeditiously as the Trustees determine to be possible by distributing, after satisfaction of liabilities to creditors of the Trust as provided by applicable law, to the holders of such Trust Securities a Like Amount of the Junior Subordinated Debt Securities, unless such distribution would not be practical, in which event such holders will be entitled to receive out of the assets of the Trust available for distribution to holders, after satisfaction of liabilities to creditors of the Trust as provided by applicable law, an amount equal to, in the case of holders of Capital Securities, the aggregate of the Liquidation Amount plus accumulated and unpaid Distributions thereon to the date of payment (such amount being the "Liquidation Distribution"). If such Liquidation Distribution can be paid only in part because the Trust has insufficient assets available to pay in full the aggregate Liquidation Distribution, then the amounts payable directly by the Trust on the Capital Securities shall be paid on a pro rata basis. The holder(s) of the Common Securities will be entitled to receive distributions upon any such liquidation pro rata with the holders of the Capital Securities, except that if a Debenture Event of Default (or an event that, with notice or passage of time, would become such an Event of Default) or an Event of Default under the Declaration has occurred and is continuing, the Capital Securities shall have a priority over the Common Securities with respect to any such distributions. See "Subordination of Common Securities." If an early termination occurs as described in clause (v) above, the Junior Subordinated Debt Securities will be subject to optional redemption in whole (but not in part).

         "Like Amount" means (i) with respect to a redemption of Capital Securities, Capital Securities having a Liquidation Amount equal to that portion of the principal amount of Junior Subordinated Debt Securities to be contemporaneously redeemed in accordance with the Indenture, allocated to the Common Securities and to the Capital Securities based upon the relative Liquidation Amounts of such classes and the proceeds of which will be used to pay the Redemption Price of the Capital Securities and (ii) with respect to a distribution of Junior Subordinated Debt Securities to holders of Capital Securities in connection with a dissolution or liquidation of the Trust, Junior Subordinated Debt Securities having a principal amount equal to the Liquidation Amount of the Trust Securities of the holder to whom such Junior Subordinated Debt Securities are distributed.

         If the Corporation elects not to redeem the Junior Subordinated Debt Securities prior to maturity and the Trust is not liquidated and the Junior
Subordinated Debt Securities are not distributed to holders of the Trust Securities, the Capital Securities will remain outstanding until the repayment of the Junior Subordinated Debt Securities at the Stated Maturity.

         On and after the liquidation date is fixed for any distribution of Junior Subordinated Debt Securities to holders of the Trust Securities, (i) the Capital Securities will no longer be deemed to be outstanding, (ii) DTC or its nominee, as the record holder of the Capital Securities, will receive a registered global certificate or certificates representing the Junior Subordinated Debt Securities to be delivered upon such distribution with respect to Capital Securities held by DTC or its nominee and (iii) any certificates representing Capital Securities not held by DTC or its nominee will be deemed to represent Junior Subordinated Debt Securities having a principal amount equal to the Liquidation Amount of such Capital Securities and bearing accrued and unpaid interest in an amount equal to the accumulated and unpaid Distributions on such Capital Securities until such certificates are presented to the Administrative Trustees or their agent for cancellation, whereupon the Corporation will issue to such holder, and the Debenture Trustee will authenticate, a certificate representing such Junior Subordinated Debt Securities.

         There can be no assurance as to the market prices for the Capital Securities or the Junior Subordinated Debt Securities that may be distributed in exchange for the Trust Securities if a dissolution and liquidation of the Trust were to occur. Accordingly, the Capital Securities that an investor may purchase, or the Junior

Subordinated Debt Securities that the investor may receive on dissolution and liquidation of the Trust, may trade at a discount to the price that the investor paid to purchase the Capital Securities offered hereby.

Subordination of Common Securities

         Payment of Distributions on, and the Redemption Price of, the Capital Securities and Common Securities, as applicable, shall be made pro rata to the holders of Capital Securities and Common Securities based on the Liquidation Amount of the Trust Securities, provided that, if on any Distribution Date or Redemption Date any Debenture Event of Default (or an event that, with notice or passage of time, would become such an Event of Default) or an Event of Default under the Declaration shall have occurred and be continuing, no payment of any Distribution on, or Redemption Price of, any of the Common Securities, and no other payment on account of the redemption, liquidation or other acquisition of such Common Securities, shall be made unless payment in full in cash of all accumulated and unpaid Distributions on all of the outstanding Capital Securities for all Distribution periods terminating on or prior thereto, or, in the case of payment of the Redemption Price, the full amount of such Redemption Price on all of the outstanding Capital Securities, shall have been made or provided for, and all funds available to the Property Trustee shall first be applied to the payment in full in cash of all Distributions on, or the Redemption Price of, the Capital Securities then due and payable.

         In the case of any Event of Default under the Declaration resulting from a Debenture Event of Default, the Corporation as holder of the Common Securities will be deemed to have waived any right to act with respect to any such Event of Default under the Declaration until the effect of all such Events of Default have been cured, waived or otherwise eliminated. Until all such Events of Default under the Declaration have been so cured, waived or otherwise eliminated, the Property Trustee shall act solely on behalf of the holders of such Capital Securities and not on behalf of the Corporation as holder of the Common Securities, and only the holders of the Capital Securities will have the right to direct the Property Trustee to act on their behalf.

Events of Default; Notice

         Any one of the following events constitutes an "Event of Default" under the Declaration (an "Event of Default") (whatever the reason for such Event of Default and whether it shall be voluntary or involuntary or be effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body):

                  (i) the occurrence of a Debenture Event of Default (see "Description of Junior Subordinated Debt Securities--Debenture Events of Default"); or

                  (ii)    default   by  the   Trust  in  the   payment   of  any
         Distribution when it becomes due and payable, and continuation of such default for a period of 30 days; or

                  (iii) default by the Trust in the payment of any Redemption Price of any Trust Security when it becomes due and payable; or

                  (iv) default in the performance, or breach, in any material respect, of any covenant or warranty of the Trustees in the Declaration (other than a covenant or warranty, a default in the performance of which or the breach of which is addressed in clause (ii) or (iii) above), and continuation of such default or breach for a period of 60 days after there has been given, by registered or certified mail, to the defaulting Trustee or Trustees by the holders of at least 25% in aggregate Liquidation Amount of the outstanding Capital Securities, a written notice specifying such default or breach and requiring it to be remedied and stating that such notice is a "Notice of Default" under the Declaration; or

                  (v) the occurrence of certain events of bankruptcy or insolvency with respect to the Property Trustee and the failure by the Corporation to appoint a successor Property Trustee within 60 days thereof.

         Within five Business Days after the occurrence of any Event of Default actually known to the Property Trustee, the Property Trustee shall transmit notice of such Event of Default to the holders of the Capital Securities, the Administrative Trustees and the Corporation, as Depositor, unless such Event of Default shall have been cured or waived. The Corporation, as Depositor, and the Administrative Trustees are required to file annually with the Property Trustee a certificate as to whether or not they are in compliance with all the conditions and covenants applicable to them under the Declaration.

         If a Debenture Event of Default (or an event that with notice or the passage of time, would become such an Event of Default) or an Event of Default under the Declaration has occurred and is continuing, the Capital Securities shall have a preference over the Common Securities as described above. See "Liquidation of the Trust and Distribution of Junior Subordinated Debt Securities" and "Subordination of Common Securities."

Removal of Trustees

         Unless a Debenture Event of Default shall have occurred and be continuing, any Trustee may be removed at any time by the holder of the Common Securities. If a Debenture Event of Default has occurred and is continuing, the Property Trustee and the Delaware Trustee may be removed at such time by the holders of a majority in Liquidation Amount of the outstanding Capital
Securities. In no event will the holders of the Capital Securities have the right to vote to appoint, remove or replace the Administrative Trustees, which voting rights are vested exclusively in the Corporation as the holder of the Common Securities. No resignation or removal of a Trustee and no appointment of a successor trustee shall be effective until the acceptance of appointment by the successor trustee in accordance with the provisions of the Declaration.

Co-trustees and Separate Property Trustee

         Unless an Event of Default shall have occurred and be continuing, at any time or times, for the purpose of meeting the legal requirements of the Trust Indenture Act or of any jurisdiction in which any part of the Trust's property may at the time be located, the Corporation, as the holder of the Common Securities, and the Administrative Trustees shall have power to appoint one or more persons either to act as a co-trustee, jointly with the Property Trustee, of all or any part of such Trust's property, or to act as separate trustee of any such property, in either case with such powers as may be provided in the instrument of appointment, and to vest in such person or persons in such capacity any property, title, right or power deemed necessary or desirable, subject to the provisions of the Declaration. In case a Debenture Event of Default has occurred and is continuing, the Property Trustee alone shall have power to make such appointment.

Merger or Consolidation of  Trustees

         Any person into which the Property Trustee, the Delaware Trustee or any Administrative Trustee that is not a natural person may be merged or converted or with which it may be consolidated, or any person resulting from any merger, conversion or consolidation to which such Trustee shall be a party, or any person succeeding to all or substantially all the corporate trust business of such Trustee, shall be the successor of such Trustee under the Declaration, provided such person shall be otherwise qualified and eligible.

Mergers, Consolidations, Amalgamations or Replacements of the Trust

         The Trust may not merge with or into, consolidate, amalgamate or be replaced by, or convey, transfer or lease its properties and assets substantially as an entirety to any corporation or other person, except as described below or as otherwise set forth in the Declaration. The Trust may, at the request of the Corporation, as Depositor, with the consent of the Administrative Trustees but without the consent of the holders of the Capital Securities, the Property Trustee or the Delaware Trustee, merge with or into, consolidate, amalgamate or be replaced by, or convey, transfer or lease its properties and assets substantially as an entirety to, a trust organized as such under the laws of any State; provided, however, that (i) such successor entity either (a) expressly assumes all of the obligations of the Trust with respect to the Capital Securities or (b) substitutes for the Capital Securities other securities having substantially the same terms as the Capital Securities (the "Successor Securities") so long as the Successor Securities rank the same as the Capital Securities rank in priority with respect to distributions and payments upon liquidation, redemption and otherwise, (ii) the Corporation expressly appoints a trustee of such successor entity possessing the same powers and duties as the Property Trustee as the holder of the Junior Subordinated Debt Securities, (iii) the Successor Securities are listed or traded, or any Successor Securities will be listed or traded upon notification of issuance, on any national securities exchange or other organization on which the Capital Securities are then listed or traded, if any, (iv) such merger, consolidation, amalgamation, replacement, conveyance, transfer or lease does not adversely affect the rights, preferences and privileges of the holders of the Capital Securities (including any Successor Securities) in any material respect, (v) such successor entity has a purpose identical and limited to that of the Trust,
(vi) prior to such merger, consolidation, amalgamation, replacement, conveyance, transfer or lease, the Corporation has received an opinion from independent counsel to the Trust experienced in such matters to the effect that (a) such merger, consolidation, amalgamation, replacement, conveyance, transfer or lease does not adversely affect the rights, preferences and privileges of the holders of the Capital Securities (including any Successor Securities) in any material respect, and (b) following such merger, consolidation, amalgamation, replacement, conveyance, transfer or lease, neither the Trust nor such successor entity will be required to register as an investment company under the Investment Company Act of 1940 (the "Investment Company Act") and (vii) the Corporation or any permitted successor or assignee owns all of the common securities of such successor entity and guarantees the obligations of such successor entity under the Successor Securities at least to the extent provided by the Guarantee. Notwithstanding the foregoing, the Trust shall not, except with the consent of holders of 100% in Liquidation Amount of the Trust Securities, consolidate, amalgamate, merge with or into, or be replaced by or convey, transfer or lease its properties and assets substantially as an entirety to any other entity or permit any other entity to consolidate, amalgamate, merge with or into, or replace it, if such consolidation, amalgamation, merger, replacement, conveyance, transfer or lease would cause the Trust or the successor entity to be classified as an association taxable as a corporation or as other than a grantor trust for United States federal income tax purposes.

Voting Rights; Amendment of the Declaration

         Except    as    provided    below    and    under    "Description    of
Guarantee--Amendments and Assignment" and as otherwise required by law and the Declaration, the holders of the Capital Securities will have no voting rights.

         The Declaration may be amended from time to time by the Corporation, the Property Trustee and the Administrative Trustees, without the consent of the holders of the Trust Securities, (i) to cure any ambiguity, correct or supplement any provision in the Declaration that may be inconsistent with any other provision, or to make any other provisions with respect to matters or questions arising under the Declaration, which shall not be inconsistent with the other provisions of the Declaration, or (ii) to modify, eliminate or add to any provisions of the Declaration to such extent as shall be necessary to ensure that the Trust will be classified for United States federal income tax purposes as a grantor trust or as other than an association taxable as a corporation at all times that any Trust Securities are outstanding or to ensure that the Trust will not be required to register as an

"investment company" under the Investment Company Act; provided, however, that in the case of clause (i), such action shall not adversely affect in any material respect the interests of any holder of Trust Securities, and any amendments of the Declaration shall become effective when notice thereof is given to the holders of the Trust Securities. The Declaration may be amended by the Trustees and the Corporation with (i) the consent of holders representing not less than a majority (based upon Liquidation Amounts) of the outstanding Capital Securities, and (ii) receipt by the Trustees of an opinion of counsel to the effect that such amendment or the exercise of any power granted to the Trustees in accordance with such amendment will not cause the Trust to be classified as an association taxable as a corporation or affect the Trust's status as a grantor trust for United States federal income tax purposes or the Trust's exemption from status as an "investment company" under the Investment Company Act. In addition, without the consent of each holder of Trust Securities, the Declaration may not be amended to (i) change the amount or timing of any Distribution on the Trust Securities or otherwise adversely affect the amount of any Distribution required to be made in respect of the Trust Securities as of a specified date or (ii) restrict the right of a holder of Trust Securities to institute suit for the enforcement of any such payment on or after such date.

         So long as any Junior Subordinated Debt Securities are held by the Trust, the Trustees shall not (i) direct the time, method and place of conducting any proceeding for any remedy available to the Debenture Trustee, or executing any trust or power conferred on the Property Trustee with respect to the Junior Subordinated Debt Securities, (ii) waive any past default that is waivable under Section 5.13 of the Indenture, (iii) exercise any right to rescind or annul a declaration that the principal of all the Junior Subordinated Debt Securities shall be due and payable or (iv) consent to any amendment, modification or termination of the Indenture or the Junior Subordinated Debt Securities, where such consent shall be required, without, in each case, obtaining the prior approval of the holders of a majority in aggregate Liquidation Amount of all outstanding Capital Securities; provided, however, that where a consent under the Indenture would require the consent of each holder of Junior Subordinated Debt Securities affected thereby, no such consent shall be given by the Property Trustee without the prior consent of each holder of the Capital Securities. The Trustees shall not revoke any action previously authorized or approved by a vote of the holders of the Capital Securities except by subsequent vote of such holders. The Property Trustee shall notify each holder of Capital Securities of any notice of default with respect to the Junior Subordinated Debt Securities. In addition to obtaining the foregoing approvals of such holders of the Capital Securities, prior to taking any of the foregoing actions, the Trustees shall obtain an opinion of counsel experienced in such matters to the effect that the Trust will not be classified as an association taxable as a corporation for United States federal income tax purposes as a result of such action and such action would not cause the Trust to be classified as other than a grantor trust for United States federal income tax purposes.

         Any required approval of holders of Capital Securities may be given at a meeting of such holders convened for such purpose or pursuant to written consent. The Property Trustee will cause a notice of any meeting at which holders of Capital Securities are entitled to vote, or of any matter upon which action by written consent of such holders is to be taken, to be given to each holder of record of Capital Securities in the manner set forth in the Declaration.

         No vote or consent of the holders of Capital Securities will be required for the Trust to redeem and cancel the Capital Securities in accordance with the Declaration.

         Notwithstanding that holders of the Capital Securities are entitled to vote or consent under any of the circumstances described above, any of the Capital Securities that are owned by the Corporation, the Trustees or any affiliate of the Corporation or any Trustees, shall, for purposes of such vote or consent, be treated as if they were not outstanding.

Expenses and Taxes

         In the Indenture, the Corporation, as borrower, has agreed to pay all debts and other obligations (other than with respect to payments of Distributions, amounts payable upon redemption and the Liquidation Amount of the Trust Securities) and all costs and expenses of the Trust (including costs and expenses relating to the organization of the Trust, the fees and expenses of the Trustees and the costs and expenses relating to the operation of the Trust) and the offering of the Capital Securities, and to pay any and all taxes and all costs and expenses with respect to the foregoing (other than United States withholding taxes) to which the Trust might become subject. The foregoing obligations of the Corporation under the Indenture are for the benefit of, and shall be enforceable by, any person to whom any such debts, obligations, costs, expenses and taxes are owed (a "Creditor") whether or not such Creditor has received notice thereof. Any such Creditor may enforce such obligations of the Corporation directly against the Corporation, and the Corporation has irrevocably waived any right or remedy to require that any such Creditor take any action against the Trust or any other person before proceeding against the Corporation. The Corporation has also agreed in the Indenture to execute such additional agreement(s) as may be necessary or desirable to give full effect to the foregoing.

Form, Denomination, Book-Entry Procedures and Transfer




         The Capital Securities initially will be evidenced by certificates in fully registered form (each, a "Certificate"). The Property Trustee will from time to time register the transfer of any outstanding Certificate upon surrender thereof at the office of the Property Trustee which is currently located at 1100
N. Market Street, Wilmington, Delaware 19890, Attention: Corporate Trust Administration (the "Property Trustee's Office"), duly endorsed by, or accompanied by a written instrument or instruments of transfer in a form satisfactory to the Property Trustee duly executed by the holder thereof, a duly appointed legal representative or a duly authorized attorney. Such signature must be guaranteed by a bank or trust company having a correspondent office in New York City or by a broker or dealer that is a member of the National Association of Securities Dealers, Inc. (the "NASD") or a member of a national securities exchange. A new Certificate will be issued to the transferee upon any such registration of transfer.

         At the option of a holder, Certificates may be exchanged for other Certificates representing a like number of Capital Securities, upon surrender to the Property Trustee at the Property Trustee's Office of the Certificates to be exchanged. The Corporation will thereupon execute, and the Property Trustee will authenticate and deliver, one or more new Certificates representing such like number of Capital Securities.

         If any  Certificate  is  mutilated,  lost,  stolen  or  destroyed,  the
Corporation shall execute, and the Property Trustee shall authenticate and deliver, in exchange and substitution for such mutilated Certificate, or in replacement for such lost, stolen or destroyed Certificate, a new Certificate representing the same number of Capital Securities represented by such Certificate, but only upon receipt of evidence satisfactory to the Corporation and to the Property Trustee of loss, theft or destruction of such Certificate and security or indemnity, if requested, satisfactory to them. Holders requesting replacement Certificates must also comply with such other reasonable regulations as the Corporation or the Property Trustee may prescribe.

         No service charge will be made for any registration of transfer or exchange of Certificates, but the Corporation may require the payment of a sum sufficient to cover any tax or governmental charge that may be imposed in connection therewith, other than exchanges not involving any transfer. In the case of the replacement of mutilated, lost, stolen or destroyed Certificates, the Corporation may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in connection therewith and any other expenses (including the fees and expenses of the Property Trustee) connected therewith.

Possible Exchange for Book-Entry Capital Securities.

         Following the issuance of the Capital Securities, the Corporation will make the Capital Securities available in book-entry form ("Book-Entry Capital Securities"). Holders may (but are not required to) exchange Certificates for Book-Entry Capital Securities, which will be represented by a beneficial interest in a Global Security (as defined below), by causing the Certificates to be delivered to Depository Trust Corporation ("DTC"), in proper form for deposit into DTC's book-entry system, on or after the Initial Exchange Date (as defined below). Certificates received by DTC for exchange during the period commencing on a date designated by the Corporation (the "Initial Exchange Date") and ending on the ___ day after the Initial Exchange Date (the "Initial Exchange Period") will be exchanged for Book-Entry Capital Securities by the close of business on the Business Day on which they are received by DTC (if received by DTC by its then applicable cut-off time for same-day credit) or on the following Business Day (if received by DTC by its then applicable cut-off time for next-day credit).

         After the last day of the Initial Exchange Period, DTC will not be required to accept delivery of Certificates in exchange for Book-Entry Capital Securities, but DTC may permit such Certificates to be so exchanged on a case-by-case basis. It is anticipated that after the Initial Exchange Period, Certificates delivered to DTC in good order and in proper form for deposit will be accepted by DTC for exchange for Book-Entry Capital Securities generally within three to four Business Days after delivery to DTC. However, there can be no assurance that such Certificates will be accepted for exchange or, if accepted, that such exchange will occur within such time period. Certificates surrendered at any time for exchange for Book-Entry Capital Securities may not be delivered for settlement or transfer until such exchange has been effected. Accordingly, persons purchasing Capital Securities in secondary market trading after the Initial Exchange Date may wish to make specific arrangements with brokers or DTC's participants if they wish to purchase only Book-Entry Capital Securities and not Certificates.

         The Corporation will notify DTC, the Property Trustee and each holder of a Certificate by first-class mail that exchanges of Certificates for Book-Entry Capital Securities will commence on the Initial Exchange Date, which will be approximately ____Business Days after the date on which the Corporation notifies DTC that it has elected to permit such exchanges. The Initial Exchange Date will not be later than ___ days after _____________.

         In order to be exchanged for Book-Entry Capital Securities, a Certificate must be delivered to DTC, in proper form for deposit, by a
Participant. Accordingly, holders of Capital Securities that are not Participants must deliver their Certificates, in proper form for deposit, to a Participant, either directly or through a brokerage firm that maintains an account with a Participant, in order to have their Certificates exchanged for Book-Entry Capital Securities. Holders of Capital Securities that desire to exchange their Certificates for Book-Entry Capital Securities should contact their broker or a Participant to obtain information on procedures for submitting their Certificates to DTC, including the proper form for submission and (during the Initial Exchange Period) the cut-off times for same-day and next-day exchange. A Certificate that is held on behalf of a beneficial owner in nominee or "street name" may be automatically exchanged for Book-Entry Capital Securities by the broker or other entity that is the registered holder of such Capital Securities, without any action of or consent by the beneficial owner of the Capital Securities.

Book-Entry System.

         Any Book-Entry Capital Securities will be represented by a single global security (a "Global Security"), which will be deposited with, or on behalf of, DTC, and registered in the name of a nominee of DTC. Certificates that have been exchanged for Book-Entry Capital Securities may not be re-exchanged for Certificates, except under the limited circumstances described in "Description of Capital Securities--Form,

Denomination, Book-Entry Procedures and Transfer - Exchange of Book-Entry Capital Securities for Certificated Capital Securities." Unless and until it is exchanged in whole or in part for Certificates, the Global Security may not be transferred except as a whole by DTC to a nominee of DTC or by a nominee of DTC to DTC.

         The Capital Securities (including beneficial interests in the Global Capital Securities) will be subject to certain restrictions on transfer and will bear a restrictive legend substantially similar to that described under "Notice to Investors." In addition, transfer of beneficial interests in the Global Capital Securities will be subject to the applicable rules and procedures of DTC and its direct or indirect participants which may change from time to time.

Depositary Procedures

         DTC has advised the Trust and the Corporation as follows: DTC is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities for its participating organizations (collectively, the "Participants") and to facilitate the clearance and settlement of transactions in those securities between Participants through electronic book-entry changes to accounts of its Participants, thereby eliminating the need for physical movement of certificates. Participants include securities brokers and dealers (including the Underwriter), banks, trust companies, clearing corporations and certain other organizations. Indirect access to DTC's system is also available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly (collectively, the "Indirect Participants"). Persons who are not Participants may beneficially own securities held by or on behalf of DTC only through the Participants or the Indirect Participants. The ownership interest and transfer of ownership interest of each actual purchaser of each security held by or on behalf of DTC are recorded on the records of the Participants and Indirect Participants.

         DTC has also advised the Trust and the Corporation that, pursuant to procedures established by it, (i) upon deposit of the Global Capital Securities, DTC will credit the accounts of Participants with portions of the principal amount of the Global Capital Securities and (ii) ownership of such interests in the Global Capital Securities will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by DTC (with respect to the Participants) or by the Participants and the Indirect Participants (with respect to other owners of beneficial interests in the Global Capital Securities).

         Investors in the Global Capital Securities may hold their interests therein directly through DTC, if they are Participants in DTC, or indirectly through organizations which are Participants in such system. All interests in a Global Capital Security will be subject to the procedures and requirements of DTC. The laws of some states require that certain persons take physical delivery in certificated form of certain securities, such as the Capital Securities, that they own. Consequently, the ability to transfer beneficial interests in a Global Capital Security to such persons will be limited to that extent. Because DTC can act only on behalf of Participants, which in turn act on behalf of Indirect Participants and certain banks, the ability of a person having beneficial interests in a Global Capital Security to pledge such interests to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of such interests, may be affected by the lack of a physical certificate evidencing such interests. For certain other restrictions on the transferability of the Capital Securities, see "Exchange of Book-Entry Capital Securities for Certificated Capital Securities."

         Except as described below, owners of beneficial interests in the Global Capital Securities will not be entitled to have Capital Securities registered in their names, will not receive or be entitled to receive physical delivery of Capital Securities in certificated form and will not be considered the registered owners or holders thereof under the Declaration for any purpose.

         Payments in respect of the Global Capital Security registered in the name of DTC or its nominee will be payable by the Property Trustee to DTC or its nominee as the registered holder under the Declaration by wire transfer in immediately available funds on each Distribution Date. Under the terms of the Declaration, the Property Trustee will treat the persons in whose names the Capital Securities, including the Global Capital Securities, are registered as the owners thereof for the purpose of receiving such payments and for any and all other purposes whatsoever. Consequently, neither the Property Trustee nor any agent thereof has or will have any responsibility or liability for (i) any aspect of DTC's records or any Participant's or Indirect Participant's records relating to, or payments made on account of, beneficial ownership interests in the Global Capital Securities, or for maintaining, supervising or reviewing any of DTC's records or any Participant's or Indirect Participant's records relating to the beneficial ownership interests in the Global Capital Securities, or (ii) any other matter relating to the actions and practices of DTC or any of its Participants or Indirect Participants. DTC has advised the Trust and the Corporation that its current practice, upon receipt of any payment in respect of securities such as the Capital Securities, is to credit the accounts of the relevant Participants with the payment on the payment date, in amounts proportionate to their respective holdings in Liquidation Amount of beneficial interests in the Global Capital Security, as shown on the records of DTC, unless DTC has reason to believe it will not receive payment on such payment date. Payments by the Participants and the Indirect Participants to the beneficial owners of Capital Securities represented by Global Capital Securities held through such Participants will be governed by standing instructions and customary practices and will be the responsibility of the Participants or the Indirect Participants and will not be the responsibility of DTC, the Property Trustee or the Trust. Neither the Trust nor the Property Trustee will be liable for any delay by DTC or any of its Participants in identifying the beneficial owners of the Capital Securities, and the Trust and the Property Trustee may conclusively rely on and will be protected in relying on instructions from DTC or its nominee for all purposes.

         Interests in the Global Capital Securities will trade in DTC's Same-Day Funds Settlement System and secondary market trading activity in such interests will therefore settle in immediately available funds, subject in all cases to the rules and procedures of DTC and its Participants. Transfers between Participants in DTC will be effected in accordance with DTC's procedures, and will be settled in same-day funds.

         DTC has advised the Trust and the Corporation that it will take any action permitted to be taken by a holder of Capital Securities (including, without limitation, the presentation of Capital Securities for exchange as described below) only at the direction of one or more Participants to whose account with DTC interests in the Global Capital Securities are credited and only in respect of such portion of the aggregate Liquidation Amount of the Capital Securities represented by the Global Capital Securities as to which such Participant or Participants has or have given such direction. However, if there is an Event of Default under the Declaration, DTC reserves the right to exchange the Global Capital Securities for legended Capital Securities in certificated form and to distribute such Capital Securities to its Participants.

         So long as DTC or its nominee is the registered owner of the Global Capital Securities, DTC or such nominee, as the case may be, will be considered the sole owner or holder of the Capital Securities represented by the Global Capital Security for all purposes under the Declaration.

         Neither DTC nor its nominee will consent or vote with respect to the Capital Securities. Under its usual procedures, DTC would mail an omnibus proxy to the Trust as soon as possible after the record date. The omnibus proxy assigns the consenting or voting rights of DTC or its nominee to those Participants to whose accounts the Capital Securities are credited on the record date (identified in a listing attached to the omnibus proxy).

         The information in this section concerning DTC and its book-entry system has been obtained from sources that the Trust and the Corporation believe to be reliable, but neither the Trust nor the Corporation takes responsibility for the accuracy thereof.

         Although DTC has agreed to the foregoing procedures to facilitate transfers of interest in the Global Capital Securities among Participants in DTC, it is under no obligation to perform or to continue to perform such procedures, and such procedures may be discontinued at any time. Neither the Trust nor the Property Trustee will have any responsibility for the performance by DTC or its Participants or Indirect Participants of their respective obligations under the rules and procedures governing their operations.

Exchange of Book-Entry Capital Securities for Certificated Capital Securities

         A Global Capital Security is exchangeable for Capital Securities in registered certificated form if (i) DTC (x) notifies the Trust that it is no longer willing or able to properly discharge its responsibilities with respect to the Capital Securities and the Corporation is unable to locate a qualified successor, or (y) has ceased to be a "clearing agency" registered under the Exchange Act; (ii) the Trust at its sole option elects to terminate the book-entry system through DTC; or (iii) there shall have occurred and be continuing a Debenture Event of Default. In addition, beneficial interests in a Global Capital Security may be exchanged by or on behalf of DTC for certificated Capital Securities upon request by DTC, but only upon at least 20 days prior written notice given to the Property Trustee in accordance with DTC's customary procedures. In all cases, certificated Capital Securities delivered in exchange for any Global Capital Security or beneficial interests therein will be registered in the names, and issued in any approved denominations, requested by or on behalf of DTC (in accordance with its customary procedures) and will bear the restrictive legend referred to in "Notice to Investors," unless the Property Trustee (based on an opinion of counsel) determines otherwise in compliance with applicable law.

Payment and Paying Agency

         Payments in respect of the Capital Securities held in global form shall be made to DTC, which shall credit the relevant accounts at DTC on the applicable Distribution Dates or in respect of the Capital Securities that are not held by DTC, such payments shall be made by check mailed to the address of the holder entitled thereto as such address shall appear on the register. The paying agent (the "Paying Agent") shall initially be the Property Trustee and any co-paying agent chosen by the Property Trustee and acceptable to the Administrative Trustees and the Corporation. The Paying Agent shall be permitted to resign as Paying Agent upon 30 days' written notice to the Property Trustee, the Administrative Trustees and the Corporation. In the event that the Property Trustee shall no longer be the Paying Agent, the Administrative Trustees shall appoint a successor (which shall be a bank or trust company acceptable to the Administrative Trustees and the Corporation) to act as Paying Agent.

         Wilmington Trust Company has informed the Trust that so long as it serves as paying agent for the Capital Securities, it anticipates that information regarding Distributions on the Capital Securities, including payment date, record date and redemption information, will be made available through Wilmington Trust Company at 1100 N. Market Street, Wilmington, Delaware,
Attention: Corporate Trust Administration.

Registrar and Transfer Agent

         The Property Trustee will act as registrar and transfer agent for the Capital Securities.

         Registration of transfers of the Capital Securities will be effected without charge by or on behalf of the Trust, but upon payment of any tax or other governmental charges that may be imposed in connection with any transfer or exchange. The Trust will not be required to register or cause to be registered the transfer or exchange of the Capital Securities after they have been called for redemption.

Information Concerning the Property Trustee

         The Property Trustee, other than during the occurrence and continuance of an Event of Default, undertakes to perform only such duties as are specifically set forth in the Declaration and, during the existence of an Event of Default, must exercise the same degree of care and skill as a prudent person would exercise or use in the conduct of his or her own affairs. Subject to this provision, the Property Trustee is under no obligation to exercise any of the powers vested in it by the Declaration at the request of any holder of Trust Securities unless it is offered reasonable indemnity against the costs, expenses and liabilities that might be incurred thereby. If no Event of Default has occurred and is continuing and the Property Trustee is required to decide between alternative causes of action, construe ambiguous provisions in the Declaration or is unsure of the application of any provision of the Declaration, and the matter is not one on which holders of the Capital Securities or the Common Securities are entitled under the Declaration to vote, then the Property Trustee shall take such action as is directed by the Corporation and, if not so directed, shall take such action as it deems advisable and in the best interests of the holders of the Trust Securities and will have no liability except for its own bad faith, negligence or willful misconduct.

Miscellaneous

         The Administrative Trustees are authorized and directed to conduct the affairs of and to operate the Trust in such a way that the Trust will not be deemed to be an "investment company" required to be registered under the Investment Company Act or classified as an association taxable as a corporation for United States federal income tax purposes or as other than a grantor trust for United States federal income tax purposes, and so that the Junior Subordinated Debt Securities will be treated as indebtedness of the Corporation for United States federal income tax purposes. In this connection, the Corporation and the Administrative Trustees are authorized to take any action, not inconsistent with applicable law, the certificate of trust of the Trust or the Declaration, that the Corporation and the Administrative Trustees determine in their discretion to be necessary or desirable for such purposes, as long as such action does not materially adversely affect the interests of the holders of the Trust Securities.

         Holders of the Trust Securities have no preemptive or similar rights.

         The Trust may not borrow money or issue debt or mortgage or pledge any of its assets.


               DESCRIPTION OF JUNIOR SUBORDINATED DEBT SECURITIES

         The Junior Subordinated Debt Securities are to be issued as a separate series under a Junior Subordinated Indenture, as supplemented from time to time (as so supplemented, the "Indenture"), between the Corporation and Wilmington Trust Company, as trustee (the "Debenture Trustee"). The Indenture will be qualified under the Trust Indenture Act. This summary of certain terms and provisions of the Junior Subordinated Debt Securities and the Indenture does not purport to be complete, and where reference is made to particular provisions of the Indenture, such provisions, including the definitions of certain terms, some of which are not otherwise defined herein, are qualified in their entirety by reference to all of the provisions of the Indenture and those terms made a part of the Indenture by the Trust Indenture Act.

General


         Concurrently with the issuance of the Trust Securities, the Trust will invest the proceeds thereof in Junior Subordinated Debt Securities issued by the Corporation. The Junior Subordinated Debt Securities will bear interest at __% per annum of the principal amount thereof, payable quarterly in arrears on the 15th day of March, June, September and December of each year (each, an "Interest Payment Date"), commencing March 15, 1998, to the person in whose name each Junior Subordinated Debt Security is registered, subject to certain exceptions, at the close of business on the Business Day next preceding such Interest Payment Date. It is anticipated that, until the liquidation of the Trust, each Junior Subordinated Debt Security will be held in the name of the Property Trustee in trust for the benefit of the holders of the Trust Securities. The amount of interest payable for any period will be computed on the basis of the actual number of days elapsed in a year of twelve 30-day months. In the event that any date on which interest is payable on the Junior Subordinated Debt Securities is not a Business Day, then payment of the interest payable on such date will be made on the next succeeding day that is a Business Day (and without any interest or other payment in respect of any such delay), with the same force and effect as if made on the date such payment was originally payable. Accrued interest that is not paid on the applicable Interest Payment Date will bear additional interest on the amount thereof (to the extent permitted by law) at __% per annum thereof, compounded quarterly from the relevant Interest Payment Date. The term "interest" as used herein shall include quarterly payments, interest on quarterly interest payments not paid on the applicable Interest Payment Date and Additional Sums, as applicable.


         The Junior Subordinated Debt Securities will be issued as a series of Junior Subordinated Debt Securities under the Indenture. Unless previously redeemed or repurchased, the Junior Subordinated Debt Securities will mature on _____ __, 2028. See "Optional Redemption."

         The Junior Subordinated Debt Securities will be unsecured and will rank junior and be subordinate in right of payment to all Senior Debt. Because the Corporation is a bank holding company, the right of the Corporation to participate in any distribution of assets of any subsidiary, including the Bank, upon such subsidiary's liquidation or reorganization or otherwise (and thus the ability of holders of the Capital Securities to benefit indirectly from such distribution), is subject to the prior claims of creditors of such subsidiary, except to the extent that the Corporation may itself be recognized as a creditor of such subsidiary. Accordingly, the Junior Subordinated Debt Securities will be subordinated to all Senior Debt and effectively subordinated to all existing and future liabilities of the Corporation's subsidiaries, and holders of Junior Subordinated Debt Securities should look only to the assets of the Corporation for payments on the Junior Subordinated Debt Securities. The Indenture does not limit the incurrence or issuance of other secured or unsecured debt of the Corporation, including Senior Debt, whether under the Indenture or any existing or other indenture that the Corporation may enter into in the future or otherwise. See "Subordination."

         The Junior Subordinated Debt Securities will rank pari passu with all Other Debentures issued under the Indenture and will be unsecured and subordinate and junior in right of payment to the extent and in the manner set forth in the Indenture to all Senior Debt of the Corporation. See "Subordination." As a holding company, the Corporation conducts its operations principally through the Bank and, therefore, its principal source of cash, other than its investing and financing activities, is receipt of dividends from the Bank. The Corporation is a legal entity separate and distinct from the Bank and its other subsidiaries. See "Risk Factors--Ranking of Obligations Under the Guarantee and the Junior Subordinated Debt Securities" and "-Status of the Corporation as a Bank Holding Company." The Bank is subject to certain restrictions imposed by federal law on any extensions of credit to, and certain other transactions with, the Corporation and certain other affiliates, and on investments in stock or other securities thereof. Such restrictions prevent the Corporation and such other affiliates from borrowing from the Bank unless the loans are secured by various types of collateral. In addition, payment of dividends to the Corporation by the Bank is subject to ongoing review by banking regulators and is subject to various statutory limitations and in certain circumstances requires approval by banking regulatory authorities. The Other Debentures will be issuable in one or more series pursuant to an indenture supplemental to the Indenture or a resolution of the Corporation's Board of Directors or a committee thereof.

Denominations, Registration and Transfer

         The Junior Subordinated Debt Securities will be represented by one or more global certificates registered in the name of Cede & Co. as the nominee of DTC if, and only if, distributed to the holders of the Trust Securities. Until such time, the Junior Subordinated Debt Securities will be held in the name of the Property Trustee in trust for the benefit of the holders of the Trust Securities. Should the Junior Subordinated Debt Securities be distributed to holders of the Trust Securities, beneficial interests in the Junior Subordinated Debt Securities will be shown on, and transfers thereof will be effected only through, records maintained by Participants in DTC. Except as described below, Junior Subordinated Debt Securities in certificated form will not be issued in exchange for the global certificates.

         A global security shall be exchangeable for Junior Subordinated Debt Securities registered in the names of persons other than Cede & Co. only if (i) DTC notifies the Corporation that it is unwilling or unable to continue as a depositary for such global security and no successor depositary shall have been appointed, or if at any time DTC ceases to be a "clearing agency" registered under the Exchange Act, at a time when DTC is required to be so registered to act as such depositary, (ii) the Corporation in its sole discretion determines that such global security shall be so exchangeable, or (iii) there shall have occurred and be continuing a Debenture Event of Default. Any global security that is exchangeable pursuant to the preceding sentence shall be exchangeable for certificates registered in such names as DTC shall direct. It is expected that such instructions will be based upon directions received by DTC from its Participants with respect to ownership of beneficial interests in such global security.

         Payments on Junior Subordinated Debt Securities represented by a global security will be made to DTC, as the depositary for the Junior Subordinated Debt Securities. In the event Junior Subordinated Debt Securities are issued in certificated form, principal and interest will be payable, the transfer of the Junior Subordinated Debt Securities will be registrable, and Junior Subordinated Debt Securities will be exchangeable for Junior Subordinated Debt Securities of other denominations of a like aggregate principal amount, at the corporate office of the Debenture Trustee in Wilmington, Delaware, or at the offices of any paying agent or transfer agent appointed by the Corporation, provided that payment of interest may be made at the option of the Corporation by check mailed to the address of the persons entitled thereto or by wire transfer.

         For a description of DTC and the terms of the depositary arrangements relating to payments, transfers, voting rights, redemptions and other notices and other matters, see "Description of Capital Securities--Form, Denomination, Book-Entry Procedures and Transfer." If the Junior Subordinated Debt Securities are distributed to the holders of the Trust Securities upon the termination of the Trust, the form, denomination, book-entry and transfer procedures with respect to the Capital Securities as described under "Description of Capital Securities--Form, Denomination, Book-Entry Procedures and Transfer," shall apply to the Junior Subordinated Debt Securities mutatis mutandis.

Payment and Paying Agents

         Payment of principal of and any interest on Junior Subordinated Debt Securities will be made at the office of the Debenture Trustee in Wilmington, Delaware or at the office of such Paying Agent or Paying Agents as the Corporation may designate from time to time, except that at the option of the Corporation payment of any interest may be made (except in the case of Junior Subordinated Debt Securities in global form), (i) by check mailed to the address of the person entitled thereto as such address shall appear in the register for Junior Subordinated Debt Securities or (ii) by wire transfer to an account specified by the person entitled thereto as specified in such register, provided that proper transfer instructions have been received by the relevant Record Date. Payment of any interest on any Junior Subordinated Debt Security will be made to the person in whose name such Junior Subordinated Debt Security is registered at the close of business on the Record Date for such interest, except in the case of defaulted interest. The Corporation may at any time designate additional Paying Agents or rescind the designation of any Paying Agent; however the Corporation will at all times be required to maintain a Paying Agent in each Place of Payment for the Junior Subordinated Debt Securities.

         Any moneys deposited with the Debenture Trustee or any Paying Agent, or then held by the Corporation in trust, for the payment of the principal of or interest on any Junior Subordinated Debt Security and remaining unclaimed for two years after such principal or interest has become due and payable shall, at the request of the Corporation, be repaid to the Corporation and the holder of such Junior Subordinated Debt Security shall thereafter look, as a general unsecured creditor, only to the Corporation for payment thereof.

Option to Extend Interest Payment Date

         So long as no Debenture Event of Default has occurred and is continuing, the Corporation has the right under the Indenture to defer the payment of interest on the Junior Subordinated Debt Securities at any time or from time to time for a period not exceeding 20 consecutive quarterly periods with respect to each Extension Period, provided, that no Extension Period may extend beyond the Stated Maturity of the Junior Subordinated Debt Securities. At the end of an Extension Period, the Corporation must pay all interest then accrued and unpaid on the Junior Subordinated Debt Securities (together with interest thereon accrued at __% per annum, compounded quarterly from the relevant Interest Payment Date, to the extent permitted by applicable law). During an Extension Period and for so long as the Junior Subordinated Debt Securities remain outstanding, interest will continue to accrue and holders of Junior Subordinated Debt Securities (and holders of the Capital Securities while Capital Securities are outstanding) will be required to accrue interest income (in the form of OID) for United States federal income tax purposes. See "Certain United States Federal Income Tax Consequences-Interest Income and Original Issue Discount."

         During any Extension Period, the Corporation may not (i) declare or pay any dividends or distributions on, or redeem, purchase, acquire or make a liquidation payment with respect to, any of the Corporation's capital stock (which includes common and preferred stock), (ii) make any payment of principal, interest or premium, if any, on or repay, repurchase or redeem any debt securities of the Corporation (including any Other Debentures) that rank pari passu with or junior in interest to the Junior Subordinated Debt Securities or
(iii)  make  any  guarantee  payments  with  respect  to  any  guarantee  by the
Corporation of the debt securities of any subsidiary of the Corporation (including any Other Guarantees) if such guarantee ranks pari passu with or junior in interest to the Junior Subordinated Debt Securities (other than (a) dividends or distributions in Common Stock of the Corporation, (b) any declaration of a dividend in connection with the implementation of a stockholders' rights plan, or the issuance of stock under any such plan in the future, or the redemption or repurchase of any such rights pursuant thereto, (c) payments under the Guarantee, (d) purchases or acquisitions of shares of the Corporation's Common Stock in connection with the satisfaction by the Corporation of its obligations under any employee benefit plan or any other contractual obligation of the Corporation (other than a contractual obligation ranking pari passu with or junior to the Junior Subordinated Debt Securities),
(e) as a result of a reclassification of the Corporation's capital stock or the exchange or conversion of one class or series of the Corporation's capital stock for another class or series of the Corporation's capital stock or (f) the purchase of fractional interests in shares of the Corporation's capital stock pursuant to the conversion or exchange provisions of such capital stock or the security being converted or exchanged). Prior to the termination of any Extension Period the Corporation may further extend such Extension Period, provided, however, that such extension does not cause such Extension Period to exceed 20 consecutive quarterly periods or to extend beyond the Stated Maturity of the Junior Subordinated Debt Securities. Upon the termination of any Extension Period and the payment of all interest then accrued and unpaid on the Junior Subordinated Debt Securities (together with interest thereon accrued at __%
per annum, compounded quarterly, to the extent permitted by applicable law), and subject to the foregoing limitations, the Corporation may elect to begin a new Extension Period. No interest shall be due and payable during an Extension Period, except at the end thereof. The Corporation must give the Property Trustee, the Administrative Trustees and the Debenture Trustee notice of its election of any Extension Period (or an extension thereof) at least three Business Days prior to the earlier of (i) the date the Distributions on the Capital Securities would have been payable except for the election to begin or extend such Extension Period or (ii) the date the Administrative Trustees are required to give notice to any automated quotation system or to holders of Capital Securities of the record date or the date such Distributions are payable, but in any event not less than three Business Days prior to such record date. The Debenture Trustee shall give notice of the Corporation's election to begin or extend a new Extension Period to the holders of the Capital Securities. There is no limitation on the number of times that the Corporation may elect to begin an Extension Period.

Optional Redemption


         The Junior Subordinated Debt Securities are redeemable prior to maturity at the option of the Corporation (i) on or after _____, 2008, in whole at any time or in part from time to time, or (ii) in whole, but not in part, at any time within 90 days following the occurrence and during the continuation of a Tax Event, Investment Company Event or Capital Treatment Event (each as defined under "Description of Capital Securities - Mandatory Redemption"), in each case at the redemption price described below. The proceeds of any such redemption will be used by the Trust to redeem the Capital Securities.


         The Federal Reserve's risk-based capital guidelines, which are subject to change, currently provide that redemptions of permanent equity or other capital instruments before stated maturity could have a significant impact on a bank holding company's overall capital structure and that any organization considering such a redemption should consult with the Federal Reserve before redeeming any equity or capital instrument prior to maturity if such redemption could have a material effect on the level or composition of the organization's capital base (unless the equity or capital instrument were redeemed with the proceeds of, or replaced by, a like amount of a similar or higher quality capital instrument and the Federal Reserve considers the organization's capital position to be fully adequate after the redemption).

         The redemption of the Junior Subordinated Debt Securities by the Corporation prior to their Stated Maturity would constitute the redemption of capital instruments under the Federal Reserve's current risk-based capital guidelines and may be subject to the prior approval of the Federal Reserve. The redemption of the Junior Subordinated Debt Securities also could be subject to the additional prior approval of the Federal Reserve under its current risk-based capital guidelines.

         The Redemption Price for Junior Subordinated Debt Securities in the case of a redemption under (i) above shall equal the following prices, expressed in percentages of the principal amount, together with accrued interest to but excluding the date fixed for redemption. If redeemed during the 12-month period beginning ______________:


Year                                 Redemption Price
----                                 ----------------

2008                                                  %
2009
2010
2011
2012
2013
2014

2015
2016
2017

and at 100% on or after _____, 2018


         The Redemption Price in the case of a redemption on or after _______, 2008 following a Tax Event, Investment Company Event or Capital Treatment Event shall equal the Redemption Price then applicable to a redemption under (i) above. The Redemption Price for Junior Subordinated Debt Securities, in the case of a redemption prior to _______, 2008 following a Tax Event, Investment Company Event or Capital Treatment Event as described under (ii) above, will equal the Make-Whole Amount (as defined under "Description of Capital Securities - Mandatory Redemption"), together with accrued interest to but excluding the date fixed for redemption.

Additional Sums

         The Corporation has covenanted in the Junior Subordinated Indenture that, if and for so long as (i) the Trust is the holder of all Junior Subordinated Debt Securities and (ii) the Trust is required to pay any additional taxes, duties or other governmental charges as a result of a Tax Event, the Company will pay as additional sums on the Junior Subordinated Debt Securities such amounts as may be required so that the Distributions payable by the Trust will not be reduced as a result of any such additional taxes, duties or other governmental charges. See "Description of Capital Securities - Mandatory Redemption."

Interest

         The Junior Subordinated Debt Securities shall bear interest at __% per annum, from the original date of issuance, payable quarterly in arrears on the 15th day of March, June, September and December of each year, commencing March 15, 1998, to the person in whose name such Junior Subordinated Debt Security is registered, subject to certain exceptions, at the close of business on the Business Day next preceding, such Interest Payment Date. The term "interest" as used herein, as such term relates to the Junior Subordinated Debt Securities, includes any compounded interest or Additional Sums or any Additional Distributions payable unless otherwise stated. In the event the Junior Subordinated Debt Securities are not held solely in book-entry only form, the Corporation will select relevant record dates, which shall be 15 days prior to the relevant Interest Payment Date.

         The amount of interest payable for any period will be computed on the basis of the actual number of days elapsed in a year of twelve 30-day months. In the event that any date on which interest is payable on the Junior Subordinated Debt -Securities is not a Business Day, then payment of the interest payable -on -such date will -be made on the next succeeding day that is a Business Day (and without any interest or other payment in respect of any such delay) with the same force and effect as if made on such date.

Additional Sums

         If the Trust is required to pay any additional taxes, duties or other governmental charges as a result of a Tax Event, the Corporation will pay as additional amounts on the Junior Subordinated Debt Securities such amounts as shall be required so that the Distributions payable by the Trust shall not be reduced as a result of any such additional taxes, duties or other governmental charges. The Corporation has covenanted in the Indenture that, if and so long as
(i) the Trust is the holder of all Junior Subordinated Debt Securities and (ii) a Tax Event in respect of the Trust has occurred and is continuing, it will pay Additional Sums (as defined under "Description of Capital Securities-Mandatory Redemption") in respect of such Trust Securities to the Trust.

Restrictions on Certain Payments

         The Corporation will also covenant that it will not (i) declare or pay any dividends or distributions on, or redeem, purchase, acquire or make a liquidation payment with respect to, any of the Corporation's capital stock (which includes common and preferred stock), (ii) make any payment of principal, interest or premium, if any, on or repay or repurchase or redeem any debt securities of the Corporation (including Other Debentures) that rank pari passu with or junior in interest to the Junior Subordinated Debt Securities or (iii) make any guarantee payments with respect to any guarantee by the Corporation of the debt securities of any subsidiary of the Corporation (including under Other Guarantees) if such guarantee ranks pari passu with or junior in interest to the Junior Subordinated Debt Securities (other than (a) dividends or distributions in Common Stock of the Corporation, (b) any declaration of a dividend in connection with the implementation of a stockholders' rights plan, or the issuance of stock under any such plan in the future, or the redemption or repurchase of any such rights pursuant thereto, (c) payments under the Guarantee, (d) purchases or acquisitions of shares of the Corporation's Common Stock in connection with the satisfaction by the Corporation of its obligations under any employee benefit plan or any other contractual obligation of the Corporation (other than a contractual obligation ranking pari passu with or junior in interest to the Junior Subordinated Debt Securities), (e) as a result of a reclassification of the Corporation's capital stock or the exchange or conversion of one class or series of the Corporation's capital stock for another class or series of the Corporation's capital stock or (f) the purchase of fractional interests in shares of the Corporation's capital stock pursuant to the conversion or exchange provisions of such capital stock or the security being converted or exchanged), if at such time (i) there shall have occurred a Debenture Event of Default, (ii) the Corporation shall be in default with respect to its payment of any obligations under the Guarantee or (iii) the Corporation shall have given notice of its election of an Extension Period as provided in the Indenture and shall not have rescinded such notice, or such Extension Period, or any extension thereof, shall be continuing.

Modification of Indenture

         From time to time the Corporation and the Debenture Trustee may, without the consent of the holders of Junior Subordinated Debt Securities, amend, waive or supplement the Indenture for specified purposes, including, among other things, curing ambiguities, defects or inconsistencies (provided that any such action does not materially adversely affect the interest of the holders of Junior Subordinated Debt Securities or the holders of the Capital Securities so long as they remain outstanding) and maintaining the qualification of the Indenture under the Trust Indenture Act. The Indenture contains provisions permitting the Corporation and the Debenture Trustee, with the consent of the holders of not less than a majority in principal amount of outstanding Junior Subordinated Debt Securities, to modify the Indenture in a manner affecting the rights of the holders of Junior Subordinated Debt
Securities; provided, however, that no such modification may, without the consent of the holder of each outstanding Junior Subordinated Debt Security so affected, change the Stated Maturity, or reduce the principal amount of the Junior Subordinated Debt Securities, or reduce the rate or extend the time of payment of interest thereon or reduce the percentage of principal amount of Junior Subordinated Debt Securities, or have certain other effects as set forth in the Indenture.

         In addition, the Corporation and the Debenture Trustee may execute, without the consent of any holder of Junior Subordinated Debt Securities, any supplemental Indenture for the purpose of creating any Other Debentures.

Debenture Events of Default

         The Indenture provides that any one or more of the following described events with respect to the Junior Subordinated Debt Securities that has occurred and is continuing constitutes a "Debenture Event of Default":

                  (i) failure for 30 days to pay any interest on the Junior Subordinated Debt Securities when due (subject to the deferral of any due date in the case of an Extension Period); or

                  (ii)    failure   to  pay   any   principal   on  the   Junior
         Subordinated Debt Securities when due, whether at maturity, upon redemption, by declaration of acceleration or otherwise; or

                  (iii) failure to observe or perform in any material respect certain other covenants contained in the Indenture for 90 days after written notice to the Corporation from the Debenture Trustee or the holders of at least 25% in aggregate outstanding principal amount of the Junior Subordinated Debt Securities; or

                  (iv)    certain   events   in   bankruptcy,    insolvency   or
         reorganization of the Corporation; or

                  (v) the voluntary or involuntary dissolution, winding-up or termination of the Trust, except in connection with the distribution of the Junior Subordinated Debt Securities to the holder of Trust Securities in liquidation of the Trust, the redemption of all of the Trust Securities of the Trust, or certain mergers, consolidations or amalgamations, each as permitted by the Declaration.

         The holders of a majority in aggregate outstanding principal amount of the Junior Subordinated Debt Securities have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Debenture Trustee. The Debenture Trustee or the holders of not less than 25% in aggregate outstanding principal amount of the Junior Subordinated Debt
Securities may declare the principal due and payable immediately upon a Debenture Event of Default and, should the Debenture Trustee or such holders of Junior Subordinated Debt Securities fail to make such declaration, the holders of at least 25% in aggregate Liquidation Amount of the Capital Securities shall have such right. The holders of a majority in aggregate outstanding principal amount of the Junior Subordinated Debt Securities may annul such declaration and waive the default if the default (other than the nonpayment of the principal of the Junior Subordinated Debt Securities which has become due solely by such acceleration) has been cured and a sum sufficient to pay all matured installments of interest and principal due otherwise than by acceleration has been deposited with the Debenture Trustee. Should the holders of Junior Subordinated Debt Securities fail to annul such declaration and waive such default, the holders of a majority in aggregate Liquidation Amount of the Capital Securities shall have such right.

         The holders of a majority in aggregate outstanding principal amount of the Junior Subordinated Debt Securities affected thereby may, on behalf of the holders of all the Junior Subordinated Debt Securities, waive any past default, except a default in the payment of principal of or interest (unless such default has been cured and a sum sufficient to pay all matured installments of interest and principal due otherwise than by acceleration has been deposited with the Debenture Trustee) on the Junior Subordinated Debt Securities or a default in respect of a covenant or provision which under the Indenture cannot be modified or amended without the consent of the holder of each outstanding Junior Subordinated Debt Security. Should the holders of such Junior Subordinated Debt Securities fail to annul such declaration and waive such default, the holders of a majority in aggregate Liquidation Amount of the Capital Securities shall have such right. The Corporation is required to file annually with the Debenture Trustee a certificate as to whether or not the Corporation is in compliance with all the conditions and covenants applicable to it under the Indenture.

         In case a Debenture Event of Default shall occur and be continuing, the Property Trustee will have the right to declare the principal of and the interest on the Junior Subordinated Debt Securities, and any other amounts payable under the Indenture, to be forthwith due and payable and to enforce its other rights as a creditor with respect to the Junior Subordinated Debt Securities.

Enforcement of Certain Rights by Holders of Capital Securities

         If a Debenture Event of Default has occurred and is continuing and such event is attributable to the failure of the Corporation to pay interest or principal on the Junior Subordinated Debt Securities on the date such interest or principal is otherwise payable, a holder of Capital Securities may institute a Direct Action. The Corporation may not amend the Indenture to remove the foregoing right to bring a Direct Action without the prior written consent of the holders of all of the Capital Securities. Notwithstanding any payments made to a holder of Capital Securities by the Corporation in connection with a Direct Action, the Corporation shall remain obligated to pay the principal of and interest on the Junior Subordinated Debt Securities, and the Corporation shall be subrogated to the rights of the holder of such Capital Securities with respect to payments on the Capital Securities to the extent of any payments made by the Corporation to such holder in any Direct Action.

         The holders of the Capital Securities will not be able to exercise directly any remedies, other than those set forth in the preceding paragraph, available to the holders of the Junior Subordinated Debt Securities unless there shall have been an Event of Default under the Declaration. See "Description of Capital Securities--Events of Default; Notice."

Consolidation, Merger, Sale of Assets and Other Transactions

         The Indenture provides that the Corporation shall not consolidate with or merge with or into any other person or convey, transfer or lease its properties and assets substantially as an entirety to any person, and no person shall consolidate with or merge with or into the Corporation or convey, transfer or lease its properties and assets substantially as an entirety to the Corporation, unless (i) in case the Corporation consolidates with or merges with or into another person or conveys or transfers its properties and assets substantially as an entirety to any person, the successor person is organized under the laws of the United States or any state or the District of Columbia, and such successor person expressly assumes the Corporation's obligations on the Junior Subordinated Debt Securities issued under the Indenture; (ii) immediately after giving effect thereto, no Debenture Event of Default, and no event which, after notice or lapse of time or both, would become a Debenture Event of Default, shall have occurred and be continuing; (iii) if at the time any Capital Securities are outstanding, such transaction is permitted under the Declaration and the Guarantee and does not give rise to any breach or violation of the Declaration or the Guarantee; and (iv) certain other conditions as prescribed in the Indenture are met.

         The general provisions of the Indenture do not afford holders of the Junior Subordinated Debt Securities protection in the event of a highly leveraged or other transaction involving the Corporation that may adversely affect holders of the Junior Subordinated Debt Securities.

Subordination

         In the Indenture, the Corporation has covenanted and agreed that any Junior Subordinated Debt Securities issued thereunder shall be subordinate and junior in right of payment to all Senior Debt to the extent provided in the Indenture. Upon any payment or distribution of assets to creditors upon any liquidation, dissolution, winding-up, reorganization, assignment for the benefit of creditors, marshaling of assets or any bankruptcy, insolvency, debt restructuring or similar proceedings in connection with any insolvency or bankruptcy proceeding of the Corporation, the holders of Senior Debt will first be entitled to receive payment in full of principal of and interest, if any, on such Senior Debt before the holders of Junior Subordinated Debt Securities, or the Property Trustee on behalf of the holders, will be entitled to receive or retain any payment or distribution in respect thereof.

         In the event of the acceleration of the maturity of the Junior Subordinated Debt Securities, the holders of all Senior Debt outstanding at the time of such acceleration will first be entitled to receive payment in full of all amounts due thereon (including any amounts due upon acceleration) before the holders of the Junior Subordinates Debt Securities will be entitled to receive or retain any payment in respect of the principal of or interest, if any, on the Junior Subordinated Debt Securities.

         In the event that the Corporation shall default in the payment of any principal of or interest, if any, on any, Senior Debt when the same becomes due and payable, whether at maturity or at a date fixed for prepayment or by declaration of acceleration or otherwise, then, unless and until such default shall have been cured or waived or shall have ceased to exist or all Senior Debt shall have been paid, no direct or indirect payment (in cash, property, securities, by set-off or otherwise) shall be made or agreed to be made for principal or interest, if any, on the Junior Subordinated Debt Securities, or in respect of any redemption, repayment, retirement, purchase or other acquisition of any of the Junior Subordinated Debt Securities.

         "Senior Debt" means (a) the principal of, and premium, if any, and interest on all indebtedness of the Corporation for money borrowed, whether outstanding on the date of execution of the Indenture or thereafter created, assumed or incurred, (b) all obligations to make payment pursuant to the terms of financial instruments, such as (i) securities contracts and foreign currency exchange contracts, (ii) derivative instruments, such as swap agreements (including interest rate and foreign exchange rate swap agreements), cap agreements, floor agreements, collar agreements, interest rate agreements, foreign exchange agreements, options, commodity futures contracts and commodity options contracts, and (iii) similar financial instruments; except, in the case of both (a) and (b) above, such indebtedness and obligations that are expressly stated to rank junior in right of payment to, or pari passu in right of payment with, the Junior Subordinated Debt Securities, (c) and indebtedness or obligations of others of the kind described in both (a) and (b) above for the payment of which the Corporation is responsible or liable as guarantor or otherwise, and (d) any deferrals, renewals or extensions of any such Senior Debt; provided, however, that Senior Debt shall not be deemed to include (i) any debt of the Corporation which, when incurred and without respect to any election under Section 1111 (b) of the United States Bankruptcy Code of 1978, was without recourse to the Corporation, (ii) any debt of the Corporation to any of its subsidiaries, (iii) debt to any employee of the Corporation, (iv) debt which by its terms is subordinated to trade accounts payable or accrued liabilities arising in the ordinary course of business to the extent that payments made to the holders of such debt by the holders of the Junior Subordinated Debt Securities as a result of the subordination provisions of the Indenture would be greater than such payments otherwise would have been as a result of any obligation of such holders of such debt to pay amounts over to the obligees on such trade accounts payable or accrued liabilities arising in the ordinary course of business as a result of subordination provisions to which such debt is subject, (v) trade accounts payable or accrued liabilities arising in the ordinary course of business and (vi) any other debt securities issued pursuant to the Indenture.


         The Indenture places no limitation on the amount of Senior Debt that may be incurred by the Corporation. The Corporation expects from time to time to incur additional indebtedness constituting Senior Debt. At September 30, 1997 the aggregate outstanding Senior Debt of the Corporation was approximately $900,000 on an unconsolidated basis. The Indenture also places no limitation on the indebtedness of the Corporation's subsidiaries, which rank senior in right of payment to the Junior Subordinated Debt Securities.


Governing Law

         The Indenture and the Junior Subordinated Debt Securities will be governed by and construed in accordance with the laws of the State of Virginia.

Information Concerning the Debenture Trustee

         The Debenture Trustee shall have and be subject to all the duties and responsibilities specified with respect to an indenture trustee under the Trust Indenture Act. Subject to such provisions, the Debenture Trustee is under no obligation to exercise any of the powers vested in it by the Indenture at the request of any holder of Junior Subordinated Debt Securities, unless offered reasonable indemnity by such holder against the costs, expenses and liabilities which might be incurred thereby. The Debenture Trustee is not required to expend or risk its own funds or otherwise incur personal financial liability in the performance of its duties if the Debenture Trustee reasonably believes that repayment or adequate indemnity is not reasonably assured to it.


                            DESCRIPTION OF GUARANTEE

         The Guarantee will be executed and delivered by the Corporation concurrently with the issuance by the Trust of the Trust Securities for the benefit of the holders from time to time of such Trust Securities. Wilmington Trust Company will act as trustee (the "Guarantee Trustee") under the Guarantee Agreement. The Guarantee Agreement will be qualified under the Trust Indenture Act. This summary of certain provisions of the Guarantee does not purport to be complete and is subject to, and qualified in its entirety by reference to, all of the provisions of the Guarantee, including the definitions therein of certain terms, and the Trust Indenture Act. The Guarantee Trustee will hold the Guarantee for the benefit of the holders of the Trust Securities.

General

         The Corporation will irrevocably agree to pay in full on a subordinated basis, to the extent set forth herein, the Guarantee Payments (as defined herein) to the holders of the Trust Securities, as and when due, regardless of any defense, right of set-off or counterclaim that the Trust may have or assert other than the defense of payment. The following payments with respect to the Trust Securities, to the extent not paid by or on behalf of the Trust (the "Guarantee Payments"), will be subject to the Guarantee: (i) any accrued and unpaid Distributions required to be paid on the Trust Securities, to the extent that the Trust has funds on hand available therefor at such time, (ii) the Redemption Price with respect to Trust Securities called for redemption, to the extent that the Trust has funds on hand available therefor at such time, and
(iii) upon a voluntary or involuntary dissolution, winding up or liquidation of the Trust (other than in connection with the distribution of Junior Subordinated Debt Securities to the holders of the Trust Securities or the redemption of all of the Capital Securities) the lesser of (a) the Liquidation Distribution, to the extent the Trust has funds available therefor and (b) the amount of assets of the Trust remaining available for distribution to holders of the Trust Securities upon liquidation of the Trust after satisfaction of liabilities to creditors of the Trust as required by applicable law. The Corporation's obligation to make a Guarantee Payment may be satisfied by direct payment of the required amounts by the Corporation to the holders of the Trust Securities or by causing the Trust to pay such amounts to such holders.

         The Guarantee will be an irrevocable guarantee on a subordinated basis of the Trust's obligations under the Trust Securities, although it will apply only to the extent that the Trust has funds sufficient to make such payments, and is not a guarantee of collection. If the Corporation does not make interest payments on the Junior Subordinated Debt Securities held by the Trust, the Trust will not be able to pay Distributions on the Capital Securities and will not have funds legally available therefor.


         The Guarantee will rank subordinate and junior in right of payment to all Senior Debt. See "Status of the Guarantee." As a holding company, the Corporation conducts its operations principally through its subsidiaries and, therefore, its principal source of cash is receipt of dividends from the Bank. However, there are legal limitations on the source and amount of dividends that a Virginia-chartered, Federal Reserve member bank such as the Bank is permitted to pay. A Virginia-chartered bank may pay dividends only from net undivided profits. Additionally, a dividend may not be paid if it would impair the paid-in capital of the bank. In addition, prior approval of the Federal Reserve is required if the total of all dividends declared by a member bank in any calendar year will exceed the sum of that bank's net profits for that year and its retained net profits for the preceding two calendar years, less any required transfers to either surplus or any fund for the retirement of any preferred stock. At September 30, 1997, the Bank could have paid approximately $4.2 million in dividends to the Corporation without prior Federal Reserve approval. The payment of dividends by the Bank may also be affected by other factors, such as requirements for the maintenance of adequate capital. In addition, the Federal Reserve is authorized to determine, under certain circumstances relating to the financial condition of a member bank, whether the payment of dividends would be an unsafe or unsound banking practice and to prohibit payment thereof. See "the Corporation." The Guarantee does not limit the incurrence or issuance of other secured or unsecured debt of the Corporation, including Senior Debt, whether under the Indenture, any other indenture that the Corporation may enter into in the future or otherwise.

         Taken together, the Corporation's obligations under the Guarantee, the Declaration, the Junior Subordinated Debt Securities and the Indenture, including the Corporation's obligation to pay the costs, expenses and other liabilities of the Trust (other than the Trust's obligations to the holders of the Trust Securities under the Trust Securities), provide, in the aggregate, a full, irrevocable and unconditional guarantee of all of the Trust's obligations under the Capital Securities. No single document standing alone or operating in conjunction with fewer than all of the other documents constitutes such guarantee. It is only the combined operation of these documents that has the effect of providing a full, irrevocable and unconditional guarantee of the Trust's obligations under the Capital Securities. See "Relationship Among the Capital Securities, the Junior Subordinated Debt Securities and the Guarantee."

Status of the Guarantee

         The  Guarantee   will   constitute  an  unsecured   obligation  of  the
Corporation and will rank subordinate and junior in right of payment to all Senior Debt in the same manner as Junior Subordinated Debt Securities.

         The Guarantee will rank pari passu with all Other Guarantees issued by the Corporation. The Guarantee will constitute a guarantee of payment and not of collection (i.e., the guaranteed party may institute a legal proceeding directly against the Corporation to enforce its rights under the Guarantee without first instituting a legal proceeding against any other person or entity). The Guarantee will be held for the benefit of the holders of the Trust Securities. The Guarantee will not be discharged except by payment of the Guarantee Payments in full to the extent not paid by the Trust or upon distribution to the holders of the Trust Securities of the Junior Subordinated Debt Securities. The Guarantee does not place a limitation on the amount of additional Senior Debt that may be incurred by the Corporation. The Corporation expects from time to time to incur additional indebtedness constituting Senior Debt.

Amendments and Assignment

         Except with respect to any changes that do not materially adversely affect the rights of holders of the Trust Securities (in which case no vote will be required), the Guarantee may not be amended without the prior approval of the holders of not less than a majority of the aggregate Liquidation Amount of such outstanding Capital Securities. The manner of obtaining any such approval will be as set forth under "Description of Capital Securities--Voting Rights; Amendment of the Declaration." All guarantees and agreements contained in the Guarantee shall bind the successors, assigns, receivers, trustees and representatives of the Corporation and shall inure to the benefit of the holders of the Capital Securities then outstanding.

Events of Default

         An event of default under the Guarantee will occur upon the failure of the Corporation to perform any of its payment or other obligations thereunder; provided, however, that except with respect to a default in payment of any Guarantee Payment, the Corporation shall have received notice of default and shall not have cured such default within 60 days after receipt of such notice; and provided, further, that no event of default under the Guarantee shall occur unless an Event of Default under the Declaration or a Debenture Event of Default shall have occurred. The holders of not less than a majority in aggregate Liquidation Amount of the Capital Securities have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Guarantee Trustee in respect of the Guarantee or to direct the exercise of any trust or power conferred upon the Guarantee Trustee under the Guarantee.

         Any holder of the Capital Securities may institute a legal proceeding directly against the Corporation to enforce its rights under the Guarantee without first instituting a legal proceeding against the Trust, the Guarantee Trustee or any other person or entity.

         The Corporation, as guarantor, is required to file annually with the Guarantee Trustee a certificate as to whether or not the Corporation is in compliance with all the conditions and covenants applicable to it under the Guarantee.

Information Concerning the Guarantee Trustee

         The Guarantee Trustee, other than during the occurrence and continuance of a default by the Corporation in performance of the Guarantee, undertakes to perform only such duties as are specifically set forth in the Guarantee and, after default with respect to the Guarantee, must exercise the same degree of care and skill as a prudent person would exercise or use in the conduct of his or her own affairs. Subject to this provision, the Guarantee Trustee is under no obligation to exercise any of the powers vested in it by the Guarantee at the request of any holder of the Trust Securities unless it is offered reasonable indemnity against the costs, expenses and liabilities that might be incurred thereby.

Termination of the Guarantee

         The Guarantee will terminate and be of no further force and effect upon full payment of the Redemption Price of the Trust Securities, upon full payment of the amounts payable upon liquidation of the Trust or upon distribution of Junior Subordinated Debt Securities to the holders of the Trust Securities. The Guarantee will continue to be effective or will be reinstated, as the case may be, if at any time any holder of the Trust Securities must restore payment of any sums paid under the Trust Securities or the Guarantee.

Governing Law

         The Guarantee will be governed by and construed in accordance with the laws of the State of Virginia.


                   RELATIONSHIP AMONG THE CAPITAL SECURITIES,
            THE JUNIOR SUBORDINATED DEBT SECURITIES AND THE GUARANTEE

Full and Unconditional Guarantee

         Payments of Distributions and other amounts due on the Capital Securities (to the extent the Trust has funds available for the payment of such Distributions) are irrevocably guaranteed by the Corporation as and to the extent set forth under "Description of Guarantee." Taken together, the Corporation's obligations under the Junior Subordinated Debt Securities, the Indenture, the Declaration and the Guarantee provide, in the aggregate, a full, irrevocable and unconditional guarantee of payments of Distributions and other amounts due on the Capital Securities. No single document standing alone or operating in conjunction with fewer than all of the other documents constitutes such guarantee. It is only the combined operation of these documents that has the effect of providing a full, irrevocable and unconditional guarantee of the Trust's obligations under the Capital Securities. If and to the extent that the Corporation does not make payments on the Junior Subordinated Debt Securities, the Trust will not pay Distributions or other amounts due on the Capital Securities. The Guarantee does not cover payment of Distributions when the Trust does not have sufficient funds to pay such Distributions. In such event, the remedy of a holder of Capital Securities is to institute a Direct Action. The obligations of the Corporation under the Guarantee are subordinate and junior in right of payment to all Senior Debt.

Sufficiency of Payments

         As long as payments of interest and other payments are made when due on the Junior Subordinated Debt Securities, such payments will be sufficient to cover Distributions and other payments due on the Capital Securities, primarily because (i) the aggregate principal amount or Redemption Price of the Junior
Subordinated Debt Securities will be equal to the sum of the aggregate Liquidation Amount or Redemption Price, as applicable, of the Trust Securities;
(ii) the interest rate and interest and other payment dates on the Junior Subordinated Debt Securities will match the Distribution rate and Distribution and other payment dates for the Capital Securities; (iii) the Corporation shall pay for all costs, expenses and liabilities of the Trust except the Trust's obligations to holders of Trust Securities under such Trust Securities; and (iv) the Declaration further provides that the Trust will not engage in any activity that is not consistent with the limited purposes thereof.

         Notwithstanding anything to the contrary in the Indenture, the Corporation has the right to set off any payment it is otherwise required to make thereunder with and to the extent the Corporation has theretofore made, or is concurrently on the date of such payment making, any payment under the Guarantee used to satisfy the related payment of indebtedness under the Indenture.

Enforcement Rights of Holders of Capital Securities

         A holder of any Capital Security may institute a legal proceeding directly against the Corporation to enforce its rights under the Guarantee without first instituting a legal proceeding against the Guarantee Trustee, the Trust or any other person or entity.

         A default or event of default under any Senior Debt would not constitute a default or Event of Default under the Declaration. However, in the event of payment defaults under, or acceleration of, Senior Debt, the subordination provisions of the Indenture provide that no payments may be made in respect of the Junior Subordinated Debt Securities until such Senior Debt has been paid in full or any payment default thereunder has been cured or waived. Failure to make required payments on Junior Subordinated Debt Securities would constitute an Event of Default under the Declaration.

Limited Purpose of the Trust

         The Capital Securities evidence a beneficial interest in the Trust, and the Trust exists for the sole purpose of issuing the Capital Securities and Common Securities, investing the proceeds of the Trust Securities in Junior Subordinated Debt Securities and engaging in other activities necessary or incidental thereto.

Rights Upon Termination

         Upon any voluntary or involuntary termination, winding-up or liquidation of the Trust involving the liquidation of the Junior Subordinated Debt Securities, after satisfaction of the liabilities of creditors of the Trust as required by applicable law, the holders of the Trust Securities will be entitled to receive, out of assets held by the Trust, the Liquidation Distribution in cash. See "Description of Capital Securities--Liquidation of the Trust and Distribution of Junior Subordinated Debt Securities." Upon any voluntary or involuntary liquidation or bankruptcy of the Corporation, the Property Trustee, as holder of the Junior Subordinated Debt Securities, would be a subordinated creditor of the Corporation, subordinated in right of payment to all Senior Debt as set forth in the Indenture, but entitled to receive payment in full of principal and interest, before any stockholders of the Corporation receive payments or distributions. Since the Corporation is the guarantor under the Guarantee and has agreed to pay for all costs, expenses and liabilities of the Trust (other than the Trust's obligations to the holders of its Trust Securities), the positions of a holder of Capital Securities and a holder of Junior Subordinated Debt Securities relative to other creditors and to stockholders of the Corporation in the event of liquidation or bankruptcy of the Corporation are expected to be substantially the same.


              CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

         The following is a summary of the principal United States federal income tax consequences of the purchase, ownership and disposition of Capital Securities. Unless otherwise stated, this summary addresses only the tax consequences to a "U.S. Holder" (as defined below) that acquires Capital Securities on their original issue at their original offering price and does not address the tax consequences to persons that may be subject to special treatment under United States federal income tax law, such as banks, insurance companies, thrift institutions, regulated investment companies, real estate investment trusts, tax-exempt organizations, dealers in securities or currencies, persons that hold Capital Securities as part of a position in a "straddle" or as part of a "hedging", "conversion" or other integrated investment transaction for United States federal income tax purposes, persons whose functional currency is not the United States dollar or persons that do not hold Capital Securities as capital assets. For purposes of this summary, a U.S. Holder is a Securityholder (as defined below) who or that is (i) an individual citizen or resident of the United States, (ii) a domestic corporation or partnership organized under the laws of the United States or any State thereof or the District of Columbia or
(iii) an estate or trust the income of which is subject to United States federal income taxation regardless of source.

         The statements of law or legal conclusions set forth in this summary constitute the opinion of Williams Mullen Christian & Dobbins, tax counsel to the Corporation and the Trust. This summary is based upon the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations, Internal Revenue Service rulings and pronouncements and judicial decisions now in effect, all of which are subject to change at any time. Such changes may be applied retroactively  in a  manner  that  could  cause  the  tax  consequences  to vary substantially from the consequences described below, possibly adversely affecting a beneficial owner of the Capital Securities. The authorities on which this summary is based are subject to various interpretations, and it is therefore possible that the United States federal income tax treatment of the purchase, ownership and disposition of the Capital Securities may differ from the treatment described below.

         PROSPECTIVE INVESTORS ARE ADVISED TO CONSULT WITH THEIR OWN TAX ADVISORS IN LIGHT OF THEIR OWN PARTICULAR CIRCUMSTANCES AS TO THE FEDERAL TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE CAPITAL SECURITIES, AS WELL AS THE EFFECT OF ANY STATE, LOCAL OR FOREIGN TAX LAWS.

Classification of the Junior Subordinated Debt Securities and the Trust

         Under current law and assuming compliance with the terms of the Trust Agreement, the Trust will not be classified as an association taxable as a corporation for United States federal income tax purposes. Moreover, the Trust should be classified as a grantor trust, and if not so classified will be classified as a partnership, for United States federal income tax purposes. As a result, each beneficial owner of Capital Securities (a "Securityholder") that is a U.S. Holder will be required to include in its gross income its pro rata share of the interest income, including OID, paid or accrued with respect to the Junior Subordinated Debt Securities, whether or not cash is actually distributed to the Securityholders. See "Interest Income and Original Issue Discount," below. The Junior Subordinated Debt Securities will be classified as indebtedness of the Corporation for United States federal income tax purposes.

Interest Income and Original Issue Discount

         Under applicable Treasury regulations (the "Regulations"), a "remote" contingency that stated interest will not be timely paid will be ignored in determining whether a debt instrument is issued with OID. The Corporation believes that the likelihood of its exercising its option to defer payments of interest is remote. Based on the foregoing, the Corporation believes that the Junior Subordinated Debt Securities will not be considered to be issued with OID at the time of their original issuance.

         Because the discount at which the Junior Subordinated Debt Securities are being issued is less than 1/4 of 1 percent of the Junior Subordinated Debt Securities stated redemption price at maturity times the number of complete years to maturity of the Junior Subordinated Debt Securities, such discount will constitute de minimis OID and will not be required to be taken into account on a current basis. The following discussion assumes that unless and until the Corporation exercises its option to defer interest on the Junior Subordinated Debt Securities, the Junior Subordinated Debt Securities will not be treated as issued with OID other than de minimis OID.

         Under the Regulations, if the Corporation exercised its option to defer any payment of interest, the Junior Subordinated Debt Securities would be treated as reissued with OID, and, thereafter, all stated interest on the Junior Subordinated Debentures would be treated as OID as long as the Junior Subordinated Debt Securities remained outstanding. In such event, all of a U.S. Holder's taxable interest income with respect to the Junior Subordinated Debt Securities would be accounted for as OID on an economic accrual basis regardless of such U.S. Holder's method of tax accounting, and actual distributions of stated interest would not be reported separately as taxable income. Consequently, a U.S. Holder would be required to include OID in gross income even though the Corporation would not make any actual cash payments during an Extension Period.

         The Regulations have not been addressed in any rulings or other interpretations by the IRS, and it is possible that the IRS could take the position that the Junior Subordinated Debt Securities were issued with OID at the time of their original issuance.

         Because income on the Capital Securities will constitute interest or OID, corporate U.S. Holders will not be entitled to the dividends-received deduction with respect to any income recognized with respect to the Capital Securities. If any Special Interest or Additional Distributions are paid on the Capital Securities it is possible that such Special Interest or Additional Distributions might constitute OID (whether or not an Extension Period has occurred).

         Subsequent uses of the term "interest" in this summary shall include income in the form of OID.

Distribution of the Junior Subordinated Debt Securities to Holders of Capital Securities

         Under current law, a distribution by the Trust of the Junior Subordinated Debt Securities, as described under the caption "Description of Capital Securities--Liquidation of the Trust and Distribution of Junior Subordinated Debt Securities," will be nontaxable and will result in a U.S. Holder receiving directly its pro rata share of the Junior Subordinated Debt Securities previously held indirectly through the Trust, with a holding period and aggregate adjusted tax basis equal to the holding period and aggregate adjusted tax basis such U.S. Holder had in its Capital Securities immediately before such distribution. If, however, the liquidation of the Trust were to occur because the Trust were subject to United States federal income tax with respect to income accrued or received on the Junior Subordinated Debt Securities, the distribution of Junior Subordinated Debt Securities to U.S. Holders by the Trust would be a taxable event to the Trust and each U.S. Holder, and each U.S. Holder would recognize gain or loss as if the U.S. Holder had exchanged its Capital Securities for the Junior Subordinated Debt Securities it received upon the liquidation of the Trust. A U.S. Holder will include interest in respect of the Junior Subordinated Debt Securities received from the Trust in the manner described above under "Interest Income and Original Issue Discount."

Sales or Redemption of the Capital Securities

         Gain or loss will be recognized by a U.S. Holder on a sale, exchange, or other disposition of the Capital Securities (including a redemption for cash) in an amount equal to the difference between the amount realized and the U.S. Holder's adjusted tax basis in the Capital Securities sold or so redeemed. Assuming that the Corporation does not exercise its option to defer payment of interest on the Junior Subordinated Debt Securities, a U.S. Holder's adjusted tax basis in the Capital Securities generally will be its initial purchase price. If the Junior Subordinated Debentures are deemed to be issued with OID (as a result of the Corporation's deferral of any interest payment), a U.S. Holder's adjusted tax basis in the Capital Securities generally will be its initial purchase price, increased by OID previously included in such U.S. Holder's gross income to the date of disposition and decreased by distributions or other payments received on the Capital Securities other than payments of stated interest that are not treated as OID. Gain or loss recognized by a U.S. Holder on the Capital Securities generally will be taxable as capital gain or loss (except to the extent any amount realized is treated as a payment of accrued interest with respect to such U.S. Holder's pro rata share of the Junior Subordinated Debt Securities required to be included in income) and generally will be long-term capital gain or loss if the Capital Securities have been held for more than one year.

         Should the Corporation exercise its option to defer any payment of interest on the Junior Subordinated Debt Securities, the Capital Securities may trade at a price that does not fully reflect the value of accrued but unpaid interest with respect to the underlying Junior Subordinated Debt Securities. In the event of such a deferral, a Securityholder that disposes of its Capital Securities between record dates for payments of Distributions (and consequently does not receive a Distribution from the Trust for the period prior to such disposition) will nevertheless be required to include in income as ordinary income accrued but unpaid interest on the Junior Subordinated Debt Securities through the date of disposition and to add such amount to its adjusted tax basis in its Capital Securities disposed of Such U.S. Holder will recognize a capital loss on the disposition of its Capital Securities to the extent the selling price (which may not fully reflect the value of accrued but unpaid interest) is less than the U.S. Holder's adjusted tax basis in the Capital Securities (which will include accrued but unpaid interest). Subject to certain limited exceptions, capital losses cannot be applied to offset ordinary income for United States federal income tax purposes.

United States Alien Holders

         For purposes of this discussion, a "United States Alien Holder" is any corporation, individual, partnership, estate or trust that is, as to the United States, a foreign corporation, a nonresident alien individual, a foreign partnership or a nonresident fiduciary of a foreign estate or trust.

         Under current United States federal income tax law, and subject to the discussion of backup withholding below: (i) payments by the Trust or any of its paying agents to any Securityholder who or that is a United States Alien Holder will not be subject to United States federal withholding tax; provided that (a) the Securityholder does not actually or constructively own 10% or more of the total combined voting power of all classes of stock of the Corporation entitled to vote, (b) the Securityholder is not a controlled foreign corporation that is related to the Corporation through stock ownership and (c) either (A) the Securityholder certifies to the Trust or its agent, under penalties of perjury, that it is not a United States holder and provides its name and address or (B) a securities clearing organization, bank or other financial institution that holds customers' securities in the ordinary course of its trade or business (a "Financial Institution"), and holds the Capital Security in such capacity, certifies to the Trust or its agent, under penalties of perjury, that such statement has been received from the Securityholder by it or by a Financial Institution holding such security for the Securityholder and furnishes the Trust or its agent with a copy thereof, and (ii) a United States Alien Holder of a Capital Security will not be subject to United States federal withholding tax on any gain realized upon the sale or other disposition of a Capital Security.

         Recently proposed Internal Revenue Service Treasury regulations (the "Proposed Regulations") would provide alternative methods for satisfying the certification requirement described in clause (i)(c) above. The Proposed Regulations also would require, in the case of Capital Securities held by a foreign partnership, that (x) the certification described in clause (i)(c) above be provided by the partners rather than by the foreign partnership and (y) the partnership provide certain information, including a United States taxpayer identification number. A look-through rule would apply in the case of tiered partnerships. The Proposed Regulations are proposed to be effective for payments made after December 31, 1997. There can be no assurance that the Proposed Regulations will be adopted or as to the provisions that they will include if and when adopted in temporary or final form.

Information Reporting to Securityholders

         Generally, income on the Capital Securities will be reported to Securityholders on Forms 1099, which forms should be mailed to Securityholders by January 31 following each calendar year.

Backup Withholding

         Payments made on, and proceeds from the sale of, the Capital Securities may be subject to a "backup" withholding tax of 31% unless the Securityholder complies with certain certification requirements. Any withheld amounts will be allowed as a credit against the Securityholder's United States federal income tax, provided the required information is furnished to the Internal Revenue Service on a timely basis.

                                  UNDERWRITING


         The Underwriter, McKinnon & Company, Inc., 555 Main Street, Norfolk, Virginia, as agreed, subject to the terms and conditions contained in an Underwriting Agreement with the Trust and the Corporation, to sell, as selling agent, on a best efforts basis, up to $7.5 million of Capital Securities. The Underwriter is not obligated to purchase the Capital Securities if they are not sold to the public.


         The Underwriter has informed the Trust and the Corporation that it proposes to sell the Capital Securities as selling agent for the Trust, subject to prior sale, when, as and if issued by the Trust, in part to the public at the public offering price set forth on the cover page of this Prospectus and, in part, through certain selected dealers, who are members of the National Association of Securities Dealers, Inc., to customers of such selected dealers at such public offering price, for which each selected dealer will receive a commission of $____, for each $25 of Capital Securities that it sells. The Underwriter reserves the right to reject any order for the purchase of Capital Securities through it in whole or in part.


         The public offering is not contingent upon the occurrence of any event or the sale of a minimum or maximum number of Capital Securities. Funds received by the Underwriter from investors in the public offering will be deposited with and held by the Escrow Agent in a non-interest bearing account until the closing of the public offering. Closing is expected to occur on or about __________, 1998.

         As the proceeds of the sale of the Capital Securities will ultimately be used to purchase the Junior Subordinated Debt Securities, the Underwriting Agreement provides that the Corporation will pay as compensation ("Underwriter's Compensation") an amount directly to the Underwriter for its arranging the investment therein of such proceeds $____ per Capital Security (or up to $___________ in the aggregate) for the account of the Underwriter.

         The Underwriting Agreement provides that Corporation and the Trust will indemnify the Underwriter against certain liabilities, including liabilities under the Securities Act or contribute to payments the Underwriter may be required to make in respect thereof.

         The Capital Securities are a new issue of securities with no established trading market. The Corporation and the Trust do not intend to apply for listing of the Capital Securities on any securities exchange. The Corporation and the Trust have been advised by the Underwriter that it may make a market in the Capital Securities. The Underwriter, however, is not obligated to make a market in the Capital Securities and may discontinue any market making at any time without notice. Neither the Corporation nor the Trust can provide any assurance that a secondary market for the Capital Securities will develop.

         Because the National Association of Securities Dealers, Inc. ("NASD") may view the Capital Securities offered hereby as interests in a direct participation program, the offering is being made in compliance with Rule 2810 of the NASD's Conduct Rules. Offers and sales of the Capital Securities will be made only to (i) "qualified institutional buyers," as defined in Rule 144A under the Securities Act of 1933, as amended, (the "Act"); (ii) institutional "accredited Investors," as defined in Rule 501(a)-(1)-(3) of Regulation D under the Act; or (iii) individual investors for whom an investment in non-convertible, non-investment grade preferred securities is appropriate. The Underwriter may not confirm sales to any accounts over which it exercises discretionary authority without the prior written approval of the transaction by the customer.

         The Underwriter provides or has provided investment banking services to the Corporation from time to time in the ordinary course of business.

                             VALIDITY OF SECURITIES

         Certain matters of Delaware law relating to the validity of the Capital Securities, the enforceability of the Declaration and the formation of the Trust will be passed upon by Richards, Layton & Finger, special Delaware counsel to the Corporation and the Trust. The validity of the Guarantee and the Junior Subordinated Debt Securities, as well as certain matters relating to United States federal income tax considerations, will be passed upon for the Corporation by Williams Mullen Christian & Dobbins. Williams Mullen Christian & Dobbins will rely on the opinion of Richards, Layton & Finger as to matters of Delaware law.


                                   ACCOUNTANTS

         The consolidated financial statements of Highlands Bankshares, Inc. and subsidiaries as of December 31, 1996 and 1995 and for each of the years in the three year period ended December 31, 1996, included in the Corporation's 1996 Annual Report to Shareholders incorporated by reference into this Prospectus, have been incorporated by reference herein in reliance upon the report of Brown, Edwards & Company, L.L.P., independent auditors, included in the Corporation's 1996 Form 10-K and incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.


No  dealer,  salesperson  or other  person has
been  authorized to give any information or to
make any  representations  in connection  with
the offer made hereby  except as  contained in
this Prospectus and, if given or made, no such
information  or   representations   should  be
relied upon as having been  authorized  by the
Corporation, the Trust, the Underwriter or any                            $7,500,000
of  their  respective   agents.   Neither  the
delivery of this  Prospectus nor any sale made                     HIGHLANDS CAPITAL TRUST I
hereunder  shall,   under  any  circumstances,
create an  implication  that there has been no
change in the  information set forth herein or                      $    Capital Securities
in the affairs of the Corporation or the Trust
since the date hereof.  This  Prospectus  does
not   constitute   an  offer  to  sell,  or  a
solicitation  of an offer to buy,  the Capital                     (Liquidation Amount $25
Securities  by anyone in any  jurisdiction  in                       per Capital Security)
which  such  offer  or   solicitation  is  not
authorized  or in which the person making such
offer or  solicitation  is not qualified to do             Fully and Unconditionally Guaranteed, as
so or to any person to whom it is  unlawful to                        described herein, by
make such offer or solicitation.

                --------------                                    HIGHLANDS BANKSHARES, INC.

              TABLE OF CONTENTS

                                          Page
Notice to Investors..........................1
Certain ERISA Considerations.................1
Available Information........................3
Incorporation of Certain Documents
  by Reference...............................4                     McKinnon & Company, Inc.
Prospectus Summary...........................5
Ratio of Earnings to Fixed Charges...........9
Summary Financial Information...............10
Risk Factors................................11
Use of Proceeds.............................16
Highlands Capital Trust I...................16
Selected Historical Financial Information...18
The Corporation.............................19                            Prospectus
Capitalization..............................26
Accounting Treatment........................26                      Dated          , 1998
Regulatory Treatment........................26
Description of Capital Securities...........27
Description of Junior Subordinated Debt
  Securities................................43
Description of Guarantee....................53
Relationship Among the Capital
  Securities, the Junior Subordinated
  Debt Securities and the Guarantee.........55
Certain United States Federal Income
  Tax Consequences..........................57
Underwriting................................61
Validity of Securities......................62
Accountants.................................62

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 16.  Exhibits

          The following exhibits are filed on behalf of the Registrant as part of this Registration Statement:


     1.1     Form of Underwriting Agreement for offering of Capital Securities
     4.1     Certificate of Trust of Highlands Capital Trust I
     4.2 Form of Amended and Restated Declaration of Trust for Highlands Capital Trust I
     4.3 Form of Junior Subordinated Indenture between Highlands Bankshares, Inc. and Wilmington Trust Company, as Trustee
     4.4     Form of Capital Security (included in Exhibit 4.2 above)
     4.5     Form of Junior  Subordinated Debt Security (included in Exhibit 4.3 above)
     4.6 Form of Guarantee Agreement with respect to Trust Securities issued by Highlands Capital Trust I
     4.7 Form of Escrow Agreement among McKinnon & Company, Inc., Highlands Capital Trust I, Highlands Bankshares, Inc. and Wilmington Trust Company
     4.8 Trust Agreement between Highlands Bankshares, Inc. and Wilmington Trust Company*
     5.1     Opinion of Williams, Mullen, Christian & Dobbins, P.C.
     5.2     Opinion of Richards, Layton & Finger
     8.1     Opinion of Williams,  Mullen,  Christian & Dobbins,  P.C. as to tax
             matters
     12.1    Calculation of Ratio of Earnings to Fixed Charges*
     23.1    Consent of Brown, Edwards & Company, L.L.P.*
     23.2    Consent of Williams, Mullen, Christian & Dobbins, P.C. (included in
             Exhibit 5.1 above)
     23.3    Consent of  Richards,  Layton & Finger  (included  in  Exhibit  5.2 above)
     24.1    Powers of Attorney (included on signature page)
     25.1 Statement of Eligibility under the Trust Indenture Act of 1939, as amended, of Wilmington Trust Company, as Trustee under the Junior Subordinated Indenture
     25.2 Statement of Eligibility under the Trust Indenture Act of 1939, as amended, of Wilmington Trust Company, as Property Trustee under the Amended and Restated Declaration of Trust of Highlands Capital Trust I
     25.3 Statement of Eligibility under the Trust Indenture Act of 1939, as amended, of Wilmington Trust Company, as Guarantee Trustee under the Guarantee Agreement for the benefit of holders of Trust Securities of Highlands Capital Trust I


-------------------
*   Filed herewith.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Abingdon, Commonwealth of Virginia, on December 22, 1997.


                                            HIGHLANDS BANKSHARES, INC.


                                            By:  /s/ Samuel L. Neese
                                                --------------------------------
                                                Executive Vice President and
                                                  Chief Executive Officer


         In accordance with the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates stated.


                  Signature                                      Title                               Date

            /s/ Samuel L. Neese
-------------------------------------------             Executive Vice President               December 22, 1997
               Samuel L. Neese                        and Chief Executive Officer
                                                     (Principal Executive Officer)
            /s/ James T. Riffe
-------------------------------------------              Chief Financial Officer               December 22, 1997
               James T. Riffe                        (Principal Financial Officer)

         /s/ Robert M. Little, Jr.
-------------------------------------------                  Secretary and                     December 22, 1997
            Robert M. Little, Jr.                      Chief Accounting Officer
                                                    (Principal Accounting Officer)

                     *                                   Chairman of the Board
-------------------------------------------
             James D. Morefield


-------------------------------------------                    Director
             William E. Chaffin


                     *                                         Director
-------------------------------------------
               Clydes B. Kiser


                     *                                         Director
-------------------------------------------
              Verne D. Kendrick



                     *                                         Director
-------------------------------------------
              J. Carter Lambert


-------------------------------------------                    Director
             James D. Moore, Jr.


                     *                                         Director
-------------------------------------------
             Charles P. Olinger


                     *                                         Director
-------------------------------------------
            William J. Singleton


                     *                                         Director
-------------------------------------------
            H. Ramsey White, Jr.

         * Samuel L. Neese, by signing his name hereto, signs this document on behalf of each of the persons indicated by an asterisk above pursuant to powers of attorney duly executed by such persons and previously filed with the Securities and Exchange Commission as part of the Registration Statement.


Date:  December 22, 1997                    /s/ Samuel L. Neese
                                            ------------------------------------
                                            Samuel L. Neese
                                            Attorney-in-Fact


         Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Abingdon, Commonwealth of Virginia, on December 22, 1997.


                                       HIGHLANDS CAPITAL TRUST I

                                       By:    Highlands Bankshares, Inc.,
                                              as Depositor


                                              By: /s/ Samuel L. Neese
                                                  ------------------------------
                                                  Samuel L. Neese
                                                  Executive Vice President and
                                                    Chief Executive Officer

                                INDEX TO EXHIBITS



EXHIBIT NO.                   DESCRIPTION

   1.1          Form  of   Underwriting   Agreement   for  offering  of  Capital
                Securities
   4.1          Certificate of Trust of Highlands Capital Trust I
   4.2 Form of Amended and Restated Declaration of Trust for Highlands Capital Trust I
   4.3 Form of Junior Subordinated Indenture between Highlands Bankshares, Inc. and Wilmington Trust Company, as Trustee
   4.4          Form of Capital Security (included in Exhibit 4.2 above)
   4.5          Form of Junior  Subordinated Debt Security  (included in Exhibit
                4.3 above)
   4.6 Form of Guarantee Agreement with respect to Trust Securities issued by Highlands Capital Trust I
   4.7 Form of Escrow Agreement among McKinnon & Company, Inc., Highlands Capital Trust I, Highlands Bankshares, Inc. and Wilmington Trust Company
   4.8 Trust Agreement between Highlands Bankshares, Inc. and Wilmington Trust Company*
   5.1          Opinion of Williams, Mullen, Christian & Dobbins, P.C.
   5.2          Opinion of Richards, Layton & Finger
   8.1 Opinion of Williams, Mullen, Christian & Dobbins, P.C. as to tax matters
   12.1         Calculation of Ratio of Earnings to Fixed Charges*
   23.1         Consent of Brown, Edwards & Company, L.L.P.*
   23.2 Consent of Williams, Mullen, Christian & Dobbins, P.C. (included in Exhibit 5.1 above)
   23.3 Consent of Richards, Layton & Finger (included in Exhibit 5.2 above)
   24.1         Powers of Attorney (included on signature page)
   25.1 Statement of Eligibility under the Trust Indenture Act of 1939, as amended, of Wilmington Trust Company, as Trustee under the Junior Subordinated Indenture
   25.2 Statement of Eligibility under the Trust Indenture Act of 1939, as amended, of Wilmington Trust Company, as Property Trustee under the Amended and Restated Declaration of Trust of Highlands Capital Trust I
   25.3 Statement of Eligibility under the Trust Indenture Act of 1939, as amended, of Wilmington Trust Company, as Guarantee Trustee under the Guarantee Agreement for the benefit of holders of Trust Securities of Highlands Capital Trust I

-------------------
*   Filed herewith.